2.

06015713

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Hanny Holdings Ltd

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 0 8 2006
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 03638 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 8/3/06

082-03638

HANNY
VISIONS AHEAD

3-31-06
AR/S

Hanny Holdings Limited 錦興集團有限公司

(Incorporated in Bermuda with limited liability) (於百慕達註冊成立之有限公司)
(Stock Code 股份代號 :275)

Annual Report 2005-2006 年報


Unlimited POWER
無限動力
生生不息

Corporate Information

BOARD OF DIRECTORS

Executive Directors

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*

Independent Non-executive Directors

Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai

AUDIT COMMITTEE

Mr. Wong King Lam, Joseph *(Chairman)*
Mr. Kwok Ka Lap, Alva
Mr. Sin Chi Fai

REMUNERATION COMMITTEE

Mr. Kwok Ka Lap, Alva *(Chairman)*
Mr. Wong King Lam, Joseph
Mr. Lui Siu Tsuen, Richard

QUALIFIED ACCOUNTANT

Mr. Lui Siu Tsuen, Richard

COMPANY SECRETARY

Ms. Kam Yiu Sai, Florence

AUDITORS

Deloitte Touche Tohmatsu
Certified Public Accountants
35th Floor, One Pacific Place
88 Queensway
Hong Kong

PRINCIPAL BANKERS

Bank of China (Hong Kong) Limited
Hang Seng Bank Limited
Wing Hang Bank, Limited

PRINCIPAL REGISTRAR

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

BRANCH REGISTRAR

Secretaries Limited
26th Floor, Tesbury Centre
28 Queen's Road East, Wanchai
Hong Kong

REGISTERED OFFICE

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

PRINCIPAL OFFICE

8th Floor, Paul Y. Centre
51 Hung To Road, Kwun Tong
Kowloon, Hong Kong
Tel: (852) 2372 0722
Fax: (852) 2304 4236

ADR DEPOSITARY

Deutsche Bank Trust Company America
60 Wall St., 27th Floor/MS NYC 60-2727
New York NY 10005

STOCK CODE

The Stock Exchange of Hong Kong Limited: 275

公司資料

董事會

執行董事

陳國強博士 （主席）
Yap, Allan 博士 （董事總經理）
呂兆泉先生 （副董事總經理）

獨立非執行董事

袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生

審核委員會

黃景霖先生 （主席）
郭嘉立先生
冼志輝先生

薪酬委員會

郭嘉立先生 （主席）
黃景霖先生
呂兆泉先生

合資格會計師

呂兆泉先生

公司秘書

甘瑤斯女士

核數師

德勤•關黃陳方會計師行
執業會計師
香港
金鐘道88號
太古廣場一座35樓

主要往來銀行

中國銀行（香港）有限公司
恒生銀行有限公司
永亨銀行有限公司

主要過戶登記處

The Bank of Bermuda Limited
6 Front Street
Hamilton HM 11
Bermuda

過戶登記分處

秘書商業服務有限公司
香港
灣仔皇后大道東28號
金鐘匯中心26樓

註冊辦事處

Clarendon House
2 Church Street
Hamilton HM 11
Bermuda

主要辦事處

香港九龍
觀塘鴻圖道51號
保華企業中心8樓
電話：(852) 2372 0722
傳真：(852) 2304 4236

美國預託證券存管處

Deutsche Bank Trust Company America
60 Wall St., 27th Floor/MS NYC 60-2727
New York NY 10005

股份代號

香港聯合交易所有限公司：275

Table of Contents 目錄





Forwards
Future
超越過去 走向未來



I have pleasure to present the 2005/2006 annual report of Hanny Holdings Limited (the "Company") and its subsidiaries (the "Group").

本人欣然呈報錦興集團有限公司(「本公司」)及其附屬公司(「本集團」)之二零零五／二零零六年年報。

BUSINESS AND OPERATIONS REVIEW

業務及經營回顧

The financial year of 2005/2006 was an eventful year for the Group, the highlight of which was the disposal of the Memorex® business in April 2006. Pursuant to the agreement, the transaction included the disposal of the Memorex® intellectual property portfolio and trade names, the entire equity interest in all companies of the Memorex® business involved with the marketing and sale of hardware, media and accessories used for the storage of electronic data, and the licensing business of Memorex® trademarks and trade names of Memorex® in connection with the marketing and sale of other products.

二零零五／二零零六年財政年度乃本集團重要的一年，其中最顯著者為於二零零六年四月出售Memorex®業務。根據有關協議，該項交易包括出售Memorex®知識產權、商號、Memorex®所有涉及電子數據儲存硬體、媒體和配件的市場推廣及銷售業務之公司的全部股權及有關Memorex®商標和Memorex®商號其他產品之市場推廣及銷售的特許經營業務。

Given the intense competition and the uncertain economic environment encountered by the Memorex® business, the Company considered it an opportune time to exit the business on favorable terms. The disposal of the Memorex® business completed in April 2006 was a very significant disposal to the Group and should give rise to a fruitful gain and substantial cash inflow to the Group in the first half of financial year 2006/2007. If achieved, further earnout payments contemplated in the agreement will enable the Group to enjoy the benefits of the future performance of the Memorex® business up to year 2009.

鑒於Memorex®業務競爭越趨激烈及經濟環境充滿變數，本公司認為應把握時機，以有利的條件退出該項業務。出售Memorex®業務的交易於二零零六年四月完成，屬本集團一次非常重大的出售事項，並為本集團於二零零六／二零零七年上半年的財政年度帶來豐厚可觀的現金收益。協議項下之額外金額(倘能達到)令本集團能夠分享Memorex®業務未來直至二零零九年之經營成果。

Trading Operations

貿易業務

North America

北美洲

In North America, Memorex® recorded record revenues in fiscal year 2006. Growth in USB Flash revenues was the primary driver of the record revenues achieved during the year. USB Flash unit sales and revenues increase nearly 150% year over year. Memorex® was able to substantially increase its USB Flash Drive market share through increased penetration of key retailers. North American USB Flash Drive market share increased from 14% to 19% and Memorex® became the number two player. The DVD media business experienced an over 40% unit growth and a continued number one position with a 28% market share in the North American market according to industry trade publications. However, DVD revenue growth was stalled as a result of declining Average Selling Prices ("ASP") as a result of an over supply of DVDs in the global market. DVD revenues declined approximately 2% year over year.

在北美市場，Memorex®於二零零六年財政年度錄得創記錄水平收入。年內收入創記錄水平，主要反映USB Flash收入的增長。USB Flash單位銷售及收入均按年增加近150%。透過加強向主要零售商銷售Memorex®，令USB Flash Drive市場佔有率能大幅增加。USB Flash Drive在北美市場的佔有率由14%增加至19%，令Memorex®成為市場第二位品牌。根據行業貿易刊物所載資料顯示，DVD媒體業務錄得逾40%的單位增長，北美市場佔有率達28%，繼續保持領先地位。然而，由於全球市場DVD供應過剩，導致平均售價下降(「平均售價」)，致令拖延DVD的收入增長。DVD收入按年下降約2%。

Operating margins in North America declined year over year primarily as a result of depressed DVD media margins due to the global over supply and marketing investment required to expand the USB Flash Drive business.

鑒於全球DVD媒體供應過剩，導致DVD媒體產品的利潤下降，加上USB Flash Drive業務的拓展需要投入資金進行營銷工作，令北美業務的經營利潤率錄得按年下跌。

Europe

The European market remained challenging during the fiscal year. European revenues declined nearly 20% year over year largely as a result of sharp declines in the DVD and CDR media business categories. Fierce price competition among competitors within the European market resulted in unit, ASP and revenue declines in both media categories. Overall revenue declines were buoyed by strong increases in USB Flash Drive unit and revenues.

Although the Memorex® brand captured a strong presence within top European retailers the market became much more fragmented than the North American market causing fluctuating demand for its products. The Group was able to substantially decrease inventories during the year to reduce inventory exposure and improve gross margins in a dynamic market environment.

Investment

During the year, the Group subscribed for the convertible notes issued by Macau Prime Properties Holdings Limited (formerly known as Cheung Tai Hong Holdings Limited) ("MPP"), See Corporation Limited ("SCL") and Wo Kee Hong (Holdings) Limited ("WKH") respectively. The subscription of notes enables the Group to diversify our investment portfolio into the entertainment and pay TV industries, and property developments in Macau and electronic products respectively, should we assess the performance of the note issuers is outstanding. The convertible notes provide the Group with a stable return on investment. The conversion rights attached to the convertible notes give the Group flexibility to acquire marketable equity shares and an opportunity to enjoy any potential capital gain in the value of the marketable equity shares.

歐洲

歐洲市場仍舊挑戰重重。DVD及一次收錄光碟媒體業務顯著倒退，令歐洲業務收入按年減少近20%。歐洲市場同業價格競爭激烈，上述兩項業務的單位銷售、平均售價和收入均告下跌。USB Flash Drive單位銷售和收入大幅增長，減輕了整體收入跌幅。

雖然Memorex®品牌在歐洲主要零售商市場中，保持較大的市場佔有率。然而，歐洲市場遠較北美市場分散，產品需求的波動較大。年內，本集團成功降低存貨水平，得以在瞬息萬變的市場環境裏，減少存貨風險，提高集團毛利率。

投資

年內，本集團分別認購由澳門祥泰地產集團有限公司（前稱祥泰行集團有限公司）（「澳門祥泰地產」）、漢傳媒集團有限公司（「漢傳媒」）及和記行（集團）有限公司（「和記行」）發行之可兌換票據。倘本集團評估票據發行人之表現卓越，認購該等票據有助於本集團拓展其投資範圍，分別涉足娛樂、繳費電視及澳門物業發展，以及電子產品。可兌換票據可為本集團帶來穩定之投資回報。可兌換票據隨附之兌換權令本集團可靈活購入可買賣權益股份，並有機會享有可買賣權益股份價值帶來之任何潛在資本增值。

OUTLOOK

Following the closing of the disposal of the Memorex® business in April 2006, the Group has, on the one hand, been concentrating on the businesses carried out by the remaining businesses, which comprise the trading of securities, property investment and trading and other strategic investments including investments in associated companies listed on the various stock exchanges and long-term convertible notes issued by listed companies, while continuing to actively explore other investment opportunities on the other hand.

In June 2006, the Company acquired a 98.92% stake in Group Dragon Investments Limited ("GDI") which serves as an investment vehicle for the Company in projects in Asia and mainland China. The diverse business coverage of the Group and its associates includes property development and trading, manufacturing and marketing of tires and package material, sand mining, business of providing tour, travel, hotel business, health care business, entertainment and pay TV, trading and distribution of household consumer products, and investment holding.

During the year under review, the Group subscribed for three convertible notes issued by MPP, SCL and WKH respectively. There are also upcoming subscriptions of convertible notes issued by Mei Ah Entertainment Group Limited and Golden Harvest Entertainment (Holdings) Limited. Going forward, the Group will look for further strategic investments that will both strengthen and bring diversity to the present portfolio.

FINAL DIVIDEND

The Board has recommended the payment of a final dividend of HK6 cents per share in cash with scrip option (2005: HK6 cents, with scrip option) for the year ended 31 March 2006 subject to the approval of the shareholders of the Company at the forthcoming annual general meeting ("AGM"). An interim dividend of HK4 cents per share in cash with scrip option (2004: Nil) was paid by the Company during the year.

Subject to the shareholders' approval at the AGM, the dividend warrants will be paid on or around Friday, 29 September 2006 in cash with shareholders being given an option to receive shares of HK$0.01 each ("New Shares") in the Company in lieu of cash in respect of part or all of such dividend ("Scrip Dividend Scheme"). The number of New Shares will be calculated on the basis of the average of the closing prices per share of the Company on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") for the five consecutive trading days ending 31 August 2006. A circular giving full details of the Scrip Dividend Scheme and a form of election will be sent to the shareholders after the AGM. The Scrip Dividend Scheme is conditional upon the Stock Exchange granting the listing of and permission to deal in the New Shares to be allotted and issued.

展望

隨著於二零零六年四月完成出售Memorex®業務後，本集團一方面專注於餘下業務的經營，包括證券買賣、物業投資及買賣、以及其他策略性投資（包括投資於在不同證券交易所上市的聯營公司及上市公司所發行的長期可兑換票據）。另一方面，則繼續積極發掘其他投資機會。

於二零零六年六月，本公司收購群龍投資有限公司（「群龍」）98.92%股權，透過該公司令本公司持有在亞洲及中國內地的投資項目。本集團及其聯營公司的業務範圍廣泛，包括物業發展及買賣、輪胎及包裝物料製造與銷售、採砂、提供旅行團、旅遊、酒店業務、保健業務、娛樂事業及繳費電視、家居消費產品貿易分銷以及投資控股。

於回顧年度，本集團認購三份分別由澳門祥泰地產、漢傳媒及和記行發行之可兑換票據。隨後不久亦將認購由美亞娛樂資訊集團有限公司及嘉禾娛樂事業（集團）有限公司發行之可兑換票據。展望將來，本集團將進一步物色策略投資項目，以鞏固現有投資組合，將資產組合多元化。

末期股息

董事會建議派發截至二零零六年三月三十一日止年度之末期股息每股現金6港仙（可選擇以股代息）（二零零五年：6港仙，可選擇以股代息），惟須待本公司股東於應屆股東週年大會（「股東週年大會」）上批准，方可作實。本公司已於本年度派發中期股息每股現金4港仙（可選擇以股代息）（二零零四年：無）。

待股東於股東週年大會上批准後，股息單將約於二零零六年九月二十九日星期五以現金派付。就部份或全部股息而言，股東可選擇收取本公司每股面值0.01港元之股份（「新股」）以代替收取現金（「以股代息計劃」）。新股數目將按本公司股份截至二零零六年八月三十一日止五個連續交易日在香港聯合交易所有限公司（「聯交所」）之每股平均收市價計算。載有以股代息計劃詳情及選擇表格之通函將於股東週年大會後寄發予股東。以股代息計劃須待聯交所批准將予配發及發行之新股上市及買賣後方可作實。

APPRECIATION

I would like to take this opportunity to express my gratitude to my fellow board members, the management and employees for their hard work and contribution to the Group in the past year.

On behalf of the Board

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 28 July 2006

致謝

本人謹此向各董事會成員、管理人員及僱員於過去一年之努力及對本集團作出之貢獻，深表謝意。

謹代表董事會

主席
陳國強博士

香港，二零零六年七月二十八日





Focusing
Our Strengths
扎根成長 展現強盛

RESULTS AND FINANCIAL REVIEW

Results

For the year ended 31 March 2006, the Group's audited consolidated loss before minority interests was HK$96.0 million (2005: loss of HK$100.2 million, as restated), which comprised of loss after operating income and expenses from continuing operations of HK$9.5 million (2005: profit of HK$50.8 million), impairment loss on trademark licenses of HK$164.6 million (2005: Nil), favorable change in fair value of conversion option embedded in convertible notes of HK$114.0 million (2005: Nil), finance costs from continuing operations of HK$63.5 million (2005: HK$15.2 million), share of net losses of associates of HK$21.5 million (2005: net losses of HK$65.0 million, as restated), net gain on disposal of subsidiaries and associates of HK$1.0 million (2005: loss of HK$15.7 million), income tax expense from continuing operations of HK$4.3 million (2005: HK$4.3 million), and profit from discontinued operations of HK$52.4 million (2005: HK$152.6 million). In addition, there were realization of negative goodwill arising on acquisition of an additional interest in an associate, impairment loss on goodwill arising on acquisition of an associate and amortization of goodwill arising on acquisition of associates of HK$2.1 million, HK$177.4 million and HK$28.1 million, respectively, for the year ended 31 March 2005, there were no such items for the year ended 31 March 2006 as a result of the change in accounting policy as set out in Note 1.

Segment results

For trading of computer related products, segment turnover amounted to HK$4,262.0 million, increasing by HK$284.3 million (7.1%) from fiscal year 2005 and segment result recorded HK$62.7 million, decreasing by HK$193.9 million (75.6%).

For trading of consumer electronic products, segment turnover amounted to HK$1,174.6 million, decreasing by HK$390.1 million (25.0%) from fiscal year 2005 and segment result recorded HK$22.0 million, decreasing by HK$2.8 million (11.3%).

For trading of securities, segment turnover amounted to HK$146.4 million, increasing by HK$52.5 million (55.9%) from fiscal year 2005 and segment result recorded HK$175.7 million, increasing by HK$98.4 million (127.3%).

For property development and trading, segment turnover amounted to HK$118.8 million, increasing by HK$79.2 million (200%) and segment result recorded HK$11.9 million, increased by HK$9.8 million (466.7%).

業績及財務回顧

業績

截至二零零六年三月三十一日止年度，本集團之經審核未計少數股東權益前之綜合虧損為96,000,000港元（二零零五年：虧損100,200,000港元，經重列），包括扣除經營收入及開支後之持續業務之虧損為9,500,000港元（二零零五年：盈利50,800,000港元）、商譽許可證減值虧損164,600,000港元（二零零五年：無）可兑換票據內存兑換權公平價值之有利變動114,000,000港元（二零零五年：無）、持續業務之財務費用63,500,000港元（二零零五年：15,200,000港元）、攤佔聯營公司虧損淨額為21,500,000港元（二零零五年：虧損淨額65,000,000港元，經重列）、出售附屬公司及聯營公司之收益淨額為1,000,000港元（二零零五年：虧損淨額15,700,000港元）、持續業務之所得税開支 為4,300,000港元（二零零五年：4,300,000港元）及非持續業務之溢利為52,400,000港元（二零零五年：152,600,000港元）。此外，截至二零零五年三月三十一日止年度，變現收購一間聯營公司額外權益產生之負商譽及攤銷收購聯營公司產生之商譽分別為2,100,000港元、177,400,000港元及28,100,000港元，而截至二零零六年三月三十一日止年度並無項目因財務報表附註1所載之會計政策而有變動。

分類業績

就電腦相關產品貿易而言，分類營業額為4,262,000,000港元，由二零零五年財政年度增加284,300,000港元（7.1%），而分類業績則錄得62,700,000港元，減少193,900,000港元（75.6%）。

就消費電子產品貿易而言，分類營業額為1,174,600,000港元，由二零零五年財政年度減少390,100,000港元（25.0%），而分類業績則錄得22,000,000港元，減少2,800,000港元（11.3%）。

就證券買賣而言，分類營業額為146,400,000港元，由二零零五年財政年度增加52,500,000港元（55.9%），而分類業績則錄得175,700,000港元，增加98,400,000港元（127.3%）。

就物業發展及買賣而言，分類營業額為118,800,000港元，增加79,200,000港元（200%），而分類業績則錄得11,900,000港元，增加9,800,000港元（466.7%）。

This year, although the Group experienced steady growth, gross profit margin declined . This sales growth was due to our persistent efforts to control cost on inventory pricing, our strong and extensive business network worldwide and promotional efforts made. Nevertheless, allowances for slow-moving and obsolete inventories and bad and doubtful debts of HK$75.7 million and HK$14.3 million resulted in a lowered gross margin for the year.

於本年度，本集團業務穩定增長，惟毛利率則下跌。是項銷售增加乃由於本集團不斷努力控制存貨價格之成本、強大而廣泛之全球業務網絡及所作出之推廣工作。然而，為滯銷及過期存貨及呆壞賬作數額分別為75,700,000港元及14,300,000港元之準備，導致本年度毛利率下降。

The results of the Group was critically increased from a loss of HK$100.2 million (as restated) for the year ended 31 March 2005 to a loss of HK$96.0 million for the year by reduction of amortization of goodwill and realization of negative goodwill arising on acquisition of associates during the year totaled HK$26.0 million as compared to the year ended 31 March 2005 as a result of the change in accounting policy as set out in Note 1. Furthermore, the Group suffered less net losses under "Share of results of associates" during the year of HK$21.5 million, representing a decrease of HK$43.4 million (66.9%) from the previous fiscal year. In addition, the Group has a favorable change in fair value of conversion option embedded in convertible notes of HK$114.0 million (2005: Nil). The Group also disposed of its subsidiaries and associates during the year with a net gain of HK$1.0 million while a net loss of HK$15.7 million was resulted from disposals during the year ended 31 March 2005. Impairment loss on intangible assets decreased by HK$12.8 million to HK$164.6 million as compared to the year ended 31 March 2005 of HK$177.4 million. However, finance costs incurred increased by HK$48.3 million during the year owing to the increase in other borrowings as compared to the year ended 31 March 2005. Operating income from continuing operations and profit from discontinued operations dropped significantly from HK$50.8 million and HK$152.5 million for the year ended 31 March 31, 2005, respectively, to an operating loss of HK$9.5 million and profit of HK$52.4 million for the year, respectively.

本集團業績由截至二零零五年三月三十一日止年度之虧損100,200,000港元（經重列）大幅增加至本年度之96,000,000港元，乃由於財務報表附註1所載之會計政策變動，令致年內攤銷商譽及變現收購一間聯營公司額外權益產生之負商譽與截至二零零五年三月三十一日止年度相比減少合共26,000,000港元。年內本集團在「應佔聯營公司業績」方面虧損淨額收窄，錄得21,500,000港元，較上一個財政年度減少43,400,000港元（66.9%）。此外，本集團於可兑換票據中內在之可兑換權的公平價值有114,000,000港元（二零零五年：無）之有利變動。本集團年內出售其附屬公司及聯營公司錄得收益淨額為1,000,000港元，而截至二零零五年三月三十一日止年度錄得出售虧損淨額為15,700,000港元。然而，若干投資及無形資產之減值虧損下跌12,800,000港元至164,600,000港元，而截至二零零五年三月三十一日止年度為177,400,000港元。然而，年內涉及的財務費用增加48,300,000港元，乃由於與截至二零零五年三月三十一日止年度相比下，其他借貸增加所致。截至二零零五年三月三十一日止年度，年內來自持續業務之營運收益及年內來自非持續業務之盈利分別由50,800,000港元及152,500,000港元大幅下跌至營運虧損9,500,000港元及盈利52,400,000港元。

Investment in Convertible Notes

During the year, the Group acquired three unlisted convertible notes issued by companies listed on the Stock Exchange for an aggregate consideration of HK$650.0 million. The aggregate fair value increase of HK$114.0 million in respect of the conversion option element and decrease of HK$18.2 million in respect of the debt element were recognized in profit and loss and reserves, respectively.

於可兑換票據之投資

於年度內，本集團收購三份由在聯交所上市的公司所發行之非上市可兑換票據，總代價為650,000,000港元。就有關兑換權部份之公平價值總額上升114,000,000港元而就有關債務部份則減少18,200,000港元，並分別在損益及儲備中確認。

Liquidity

Bank and cash balances at 31 March 2006 decreased significantly to HK$26.5 million (2005: HK$379.6 million), accounting for 1.4% (2005: 27%) of the net tangible asset value of the Group. Such dramatic decrease was mainly attributable to the reclassification of bank and cash balances of HK$26.0 million to "assets classified as held for sale" pursuant to the very substantial disposal as set out in the Company's circular dated 10 April 2006 (the "Memorex Disposal"). The cash was mainly used for daily operations and investments in financial instruments during the year. The current ratio of the Group at 31 March 2006 was 1.43 (2005: 1.91).

流動資金

於二零零六年三月三十一日之銀行及現金結存大幅下跌至26,500,000港元(二零零五年:379,600,000港元),佔本集團有形資產淨值之1.4%(二零零五年:27%)。如此大幅度之下跌主要由於26,000,000港元之銀行及現金結存根據本公司日期為二零零六年四月十日之通函所載之非常重大之出售事項(「MEMOREX出售事項」)重新分類為「可供銷售之資產」。年內該等現金主要用作日常營運及金融工具投資。本集團於二零零六年三月三十一日之流動比率為1.43(二零零五年:1.91)。

Financial Review

The current assets of the Group at 31 March 2006 increased by HK$301.5 million (12.7%) to HK$2,669.0 million (2005: HK$2,367.5 million, as restated).

Such increase was mainly attributable to the decrease in trade and other receivables, inventories, bank balances and cash, other asset, short-term loan receivables, short-term loan receivables from related companies, tax recoverable and margin loan receivables by HK$702.2 million, HK$578.5 million, HK$353.1 million, HK$108.0 million, HK$91.7 million, HK$64.7 million, HK$18.9 million, and HK$11.9 million, respectively, at year end as compared to the last year, and offset by the increase in investments and amounts due from associates by HK$582.6 million and HK$2.7 million, respectively. In addition, there was an increase in "assets classified as held for sale" of HK$1,645.2 million at year end pursuant to the Memorex Disposal.

Other asset valued at HK$108.0 million as at 31 March 2005 was fully disposed of at a consideration of HK$118.8 million during the year, with a profit of HK$10.8 million.

Inventories decreased from HK$587.1 million as at 31 March 2005 to HK$8.6 million as at 31 March 2006. Such decrease was mainly attributable to the reclassification of HK$616.1 million to "assets classified as held for sale" pursuant to the Memorex Disposal. The increase of HK$37.6 million before the reclassification was attributable to the increase in inventory levels of the subsidiaries in the United States and United Kingdom at year end due to the increase in sales and the increase in supply on hand primarily in DVD inventory.

財務回顧

本集團於二零零六年三月三十一日之流動資產增加301,500,000港元(12.7%)至2,669,000,000港元(二零零五年:2,367,500,000港元)。

流動資產增加主要由於年末貿易及其他應收賬款、貿易及其他應付賬款、存貨、銀行及現金結存、其他資產、應收短期貸款、應收關連公司短期貸款、應付税項淨額、應收孖展貸款與去年相比分別減少702,200,000港元、578,500,000港元、353,100,000港元、108,000,000港元、91,700,000港元、64,700,000港元、18,900,000港元及11,900,000港元,並與投資及應收關連公司款項分別增加582,600,000港元及2,700,000港元相抵銷。此外於年末,根據「Memorex出售事項」,「分類為持作出售之資產」增加1,645,200,000港元。

本集團於年內悉數出售於二零零五年三月三十一日之價值108,000,000港元之其他資產,代價為118,800,000港元,共錄得10,800,000港元之溢利。

存貨由二零零五年三月三十一日之587,100,000港元減少至二零零六年三月三十一日之8,600,000港元。存貨減少主要原因是根據「MEMOREX出售事項」將616,100,000港元重新分類至「分類為可供銷售之資產」。重新分類前增加37,600,000港元乃由於管理層預料美國及英國之附屬公司的存貨水平上升,皆因銷售上升而主要為DVD存貨的供應也上升。

Trade and other receivables decreased from HK$761.9 million (as restated) as at 31 March 2005 to HK$59.7 million as at 31 March 2006. Such decrease was mainly attributable to the reclassification of HK$645.9 million to "assets classified as held for sale" pursuant to the Memorex Disposal. The number of days for debtors turnover before the reclassification increased slightly from 38 days last year to 39 days in the current year.

貿易及其他應收賬款由二零零五年三月三十一日之761,900,000港元（經重列）減至二零零六年三月三十一日之59,700,000港元。減少的主要原因是根據「MEMOREX出售事項」將645,900,000港元重新分類至「分類為可供銷售之資產」。重新分類前之應收賬款流轉期由去年之38日輕微增加至本年度之39日。

Trade and other payables decreased from HK$1,011.8 million as at 31 March 2005 to HK$358.8 million as at 31 March 2006. Such decrease was mainly attributable to the reclassification of HK$669.8 million to "liabilities directly associated with assets classified as held for sale" pursuant to the Memorex Disposal. The number of day for creditors turnover decreased from 54 days last year to 44 days in current year. Such decrease was mainly attributable to the early settlement of trade payables in lieu of cash discount on goods purchased during the year.

貿易及其他應付賬款由二零零五年三月三十一日之1,011,800,000港元減少至二零零六年三月三十一日之358,800,000港元。減少的主要原因是根據「MEMOREX出售事項」將669,800,000港元重新分類至「可供銷售資產之直接相關負債」。重新分類前之應付賬款流轉期由去年之54日減少至本年度之44日。減少之主要原因是就年內購置商品提前償還貿易應付賬款以代替現金折讓所致。

At 31 March 2006, total borrowings of the Group amounted to HK$720.5 million (2005: HK$293.3 million), of which HK$95.7 million (2005: HK$160.0 million) were not repayable within one year. The borrowings included bank borrowings of HK$125.3 million (2005: HK$82.0 million), other loans of HK$562.0 million (2005: HK$161.3 million), and overdrafts of HK$33.2 million (2005: HK$47.0 million). In addition, there were obligations under finance leases and an amount due to a minority shareholder of HK$0.5 million and HK$2.5 million, respectively, as at 31 March 2005. The increase in borrowings was mainly due to new borrowings totaling of HK$1,762.5 million obtained during the year for the purposes of investment and daily operation, but with the total repayment of only HK$1,240.8 million. In addition, bank borrowing of HK$93.0 million was recorded as a liability of the Group through the acquisition of a subsidiary in March 2006.

於二零零六年三月三十一日，本集團借款總額為720,500,000港元（二零零五年：293,300,000港元），其中95,700,000港元（二零零五年：160,000,000 港元）毋須於一年內償還。有關借款包括銀行借款125,300,000港元（二零零五年：82,000,000港元）、其他貸款562,000,000港元（二零零五年：161,300,000港元）及透支33,200,000港元（二零零五年：47,000,000 港元）。此外，於二零零六年三月三十一日，融資租約承擔及應付一名股東款項分別為500,000港元及2,500,000港元。借款增加主要由於年內就投資及日常營運取得合共1,762,500,000港元之新增借款，惟還款總額僅為1,240,800,000港元所致。此外，本集團於二零零六年三月透過收購一間附屬公司而錄得作為負債之93,000,000港元銀行借款。

Interest in associates

聯營公司權益

The decrease in balance from HK$632.2 million as at 31 March 2005 to HK$616.9 million as at 31 March 2006 was mainly due to the acquisition of an additional equity interest in an associate of HK$24.1 million, disposal of interests in certain associates of HK$4.4 million, currency translation loss of HK$3.4 million, and share of associates' increase in other reserves and losses, of HK$35.1 million and HK$21.5 million, respectively, during the year. Furthermore, goodwill arising on acquisition of an associate was disposed of with a loss of HK$14.4 million during the year. An equity interest of 15.3% in China Strategic Holdings Limited of HK$30.8 million was reclassified to "assets classified as held for sale" pursuant to the Circular dated 26 May, 2006 issued by the Company.

結餘由二零零五年三月三十一日之632,200,000港元下降至二零零六年三月三十一日之616,900,000港元，主要是由於在年內收購一間聯營公司額外權益24,100,000港元，出售若干聯營公司權益4,400,000港元、滙兑損失3,400,000港元及應佔聯營公司其他儲備及虧損分別增加35,100,000港元及21,500,000港元。此外，收購一間聯營公司所產生之商譽已於年內處理，虧損為14,400,000港元。根據本公司於二零零六年五月二十六日刊發之通函，在中策集團有限公司之股權15.3%（30,800,000港元）已被重新分類為「可供銷售資產」。

Pledge of assets

At 31 March 2006, certain assets of the Group amounting to HK$1,430.0 million (2005: HK$240.2 million) were pledged to banks and financial institutions for loan facilities granted to the Group.

Gearing ratio

The gearing ratio (borrowings/shareholders' funds) at 31 March 2006 significantly increased to 38.6% (2005: 16.2%) owing to the additions of bank and other borrowings during the year to finance the Group's investments.

Exchange rate and interest rate risks exposure

Most of the Group's business transactions, assets and liabilities are denominated in Hong Kong Dollars and United States Dollars. However, the Group will consider entering into hedging contracts to eliminate any exposures to downside risks, whenever the Group and the concerned foreign subsidiaries think fit.

Contingent liabilities

As at 31 March 2006, the Group had no contingent liabilities in relation to guarantees given to banks and other financial institutions for facilities granted to an outsider (2005: Nil). However, the Group had a share of contingent liabilities from its associates in relation to guarantees given to banks and third parties of HK$11.5 million (2005: HK$13.7 million).

Employees and remuneration policies

As at 31 March 2006, there were approximately 500 staff (2005: 500) employed by the Group. The remuneration policies are formulated on the basis of performance of individual employees and the prevailing salaries' trends in the various regions. They are subject to be reviewed every year. The Group also provided employee training programs, mandatory provident fund scheme, medical insurance and discretionary bonus. Share options are awarded to employees on merit basis. However, no share options were granted during the year.

資產抵押

於二零零六年三月三十一日，本集團將1,430,000,000港元(二零零五年：240,200,000港元)之若干資產抵押予銀行及財務機構以取得本集團之貸款融資。

資本與負債比率

由於年內就本集團之投資提供資金而增加銀行及其他借款，於二零零六年三月三十一日之資本與負債比率(借款／股東資金)大幅上升至38.6%(二零零五年：16.2%)。

匯兑及利率風險

本集團大部份之業務交易、資產及負債均以港元及美元計值。然而，本集團將考慮於其本身及有關之海外附屬公司認為合適時訂立對沖合約以對銷下調風險。

或然負債

於二零零六年三月三十一日，本集團並無任何有關一名集團外人士獲授之融資而向銀行及其他財務機構作出擔保之或然負債(二零零五年：無)。然而，本集團就其聯營公司給予銀行及第三方人士之擔保攤佔或然負債11,500,000港元(二零零五年：13,700,000港元)。

僱員及薪酬政策

於二零零六年三月三十一日，本集團僱用約500名員工(二零零五年：500名)。本集團之薪酬政策乃根據個別僱員之表現及不同地區當時之薪酬趨勢而制定。本集團每年均會作出檢討。本集團亦提供培訓計劃、強制性公積金計劃、醫療保險及酌情花紅予僱員，表現優異之僱員會獲得購股權之獎勵。然而，年內並無授出購股權。

Major Acquisitions and Disposals

Disposal of 15.3% interests in China Strategic Holdings Limited ("CSHL") and acquisition of interests in Group Dragon Investments Limited ("GDI")

On 10 March 2005, the Company and PYI Corporation Limited (formerly known as Paul Y.-ITC Construction Holdings Limited) entered into a share sale agreement (the "Share Sale Agreement") with Nation Field Limited for the disposal of an approximately 15.3% interests in CSHL at a consideration of approximately HK$26 million. The Share Sale Agreement was completed on 24 May 2006. On 26 May 2006, Somerley Limited, on behalf of Well Orient Limited ("Well Orient") made a voluntary offer to the shareholders of GDI, other than those owned or agreed to be acquired by Well Orient, its associates and parties acting in concert with it ("GDI Offer"). The GDI Offer closed at 4:00 p.m. on 16 June 2006. Well Orient received a total of 306,622,223 GDI shares representing approximately 69.56% of the issued share capital of GDI. Together with the 129,409,897 GDI shares (representing approximately 29.36% of the existing issued share capital of GDI) already held by Well Orient, Well Orient was interested in approximately 98.92% of the issued share capital of GDI.

Subscription of convertible note of Macau Prime Properties Holdings Limited (formerly known as Cheung Tai Hong Holdings Limited) ("MPP")

On 20 April 2005, Loyal Concept Limited ("Loyal Concept"), an indirect wholly-owned subsidiary of the Company, and MPP entered into a subscription agreement (the "Subscription Agreement") regarding the subscription by Loyal Concept of a zero coupon convertible note due 2010 of MPP with a principal amount of HK$450 million at an initial conversion price of HK$0.44 per conversion share, subject to adjustment from time to time. The subscription and the transactions contemplated under the Subscription Agreement were approved by the shareholders in a special general meeting of the Company held on 24 June 2005 and the Subscription Agreement was completed on 11 August 2005. Details of the transaction are set out in the circular of the Company dated 7 June 2005.

主要收購及出售事項

出售中策集團有限公司(「中策」)15.3%股權及收購群龍投資有限公司(「群龍」)權益

於二零零五年三月十日,本公司及保華集團有限公司(前稱保華德祥建築集團有限公司)與Nation Field Limited訂立售股協議(「售股協議」),以代價約26,000,000港元出售約15.3%中策股權,售股協議亦於二零零六年五月二十四日完成。二零零六年五月二十六日,新百利有限公司代表威倫有限公司(「威倫」)向群龍股東提出自願收購建議,收購威倫、其聯繫人及一致行動人士尚未擁有或同意收購的群龍股份(「群龍收購建議」)。群龍收購建議於二零零六年六月十六日下午四時截止。威倫合共收到306,622,223股群龍股份,佔群龍已發行股本約69.56%。連同威倫已持有的129,409,897股群龍股份(佔群龍已發行股本約29.36%),威倫持有群龍已發行股本約98.92%。

認購澳門祥泰地產集團有限公司(前稱祥泰行集團有限公司)(「澳門祥泰地產」)可兑換票據

於二零零五年四月二十日,本公司之間接全資附屬公司Loyal Concept Limited(「Loyal Concept」)與澳門祥泰地產訂立認購協議(「認購協議」),按初步兑換價每股兑換股份0.44港元(可不時予以調整),認購澳門祥泰地產於二零一零年到期及本金額為450,000,000港元之零息率可兑換票據。認購協議項下擬進行之認購及交易於二零零五年六月二十四日舉行的本公司股東特別大會上獲股東批准,認購協議已於二零零五年八月十一日完成。交易詳情載於本公司日期為二零零五年六月七日之通函內。

The underwriting agreement and subscription of convertible note of See Corporation Limited (formerly known as Ruili Holdings Limited) ("SCL")

On 21 April 2005, the Company, SCL and Tai Fook Securities Company Limited entered into an underwriting agreement, pursuant to which, the maximum number of rights shares to be taken up by the Company was 320 million rights shares at a subscription price of HK$0.10 per rights share. On the same date, the Company and SCL entered into a subscription agreement (the "SCL Subscription Agreement") to subscribe for a zero coupon convertible note due 2010 of SCL in a principal amount of HK$170 million at an initial conversion price of HK$0.12 per conversion share, subject to the adjustment from time to time. On 22 July 2005, the Company subscribed for 320 million rights shares of SCL at HK$0.10 per rights share. The SCL Subscription Agreement was completed on 10 August 2005. Details of the transaction are set out in the circular of the Company dated 24 May 2005.

Subscription of convertible note of Wo Kee Hong (Holdings) Limited ("WKH")

On 18 August 2005, the Company and WKH entered into a subscription agreement (the "WKH Subscription Agreement") to subscribe for the 7.25% convertible note due 2008 of WKH with a principal amount of HK$30 million at an initial conversion price of HK$0.10 per conversion share, subject to adjustment from time to time. The WKH Subscription Agreement was completed on 7 September 2005. Details of the transaction are set out in the circular of the Company dated 9 September 2005.

Disposal of the assets of Memorex International Inc. ("MII")

On 19 January 2006, MII and Imation Corp. entered into a sale and purchase agreement (the "S&P Agreement") for the sale and purchase of all of the assets of MII relating to the business of the design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data as conducted by MII, Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. for an aggregate consideration of US$330 million plus adjustments amount and earnout amount calculated in accordance with the S&P Agreement. The S&P Agreement was completed on 28 April 2006. Details of the transaction are set out in the circular of the Company dated 10 April 2006.

包銷協議及認購漢傳媒集團有限公司(前稱瑞力控股有限公司)(「漢傳媒」)可兑換票據

於二零零五年四月二十一日,本公司、漢傳媒與大福證券有限公司訂立包銷協議,據此本公司同意按認購價每股供股股份0.10港元,接納最多320,000,000股供股股份。同日,本公司與漢傳媒訂立認購協議(「漢傳媒認購協議」),按初步兑換價每股兑換股份0.12港元(可不時予以調整),認購漢傳媒於二零一零年到期及本金額為170,000,000港元之零息率可兑換票據。於二零零五年七月二十二日,本公司以每股供股股份0.10港元認購320,000,000股漢傳媒供股股份。漢傳媒認購協議於二零零五年八月十日完成。交易詳情載於本公司日期為二零零五年五月二十四日之通函內。

認購和記行(集團)有限公司(「和記行」)可兑換票據

於二零零五年八月十八日,本公司與和記行訂立認購協議(「和記行認購協議」),認購和記行二零零八年到期之7.25厘息可兑換票據,本金額為30,000,000港元,初步兑換價每股兑換股份0.10港元(可不時予以調整)。和記行認購協議於二零零五年九月七日完成。交易詳情載於本公司日期為二零零五年九月九日之通函內。

出售Memorex International Inc.(「MII」)資產

於二零零六年一月十九日,MII與Imation Corp.訂立買賣協議(「買賣協議」),以買賣與MII、Hanny Magnetics Europe Limited、Memorex Canada Ltd.、Memorex Products Europe Limited、Memorex Products S.A.S、Memorex Products GmbH、美瑞思科技股有限公司及Memorex Products Inc.所從事的電子數據儲存所用硬件、媒體及配件的設計、開發、市場推廣、分銷及銷售業務有關的所有MII資產,總代價330,000,000美元,另加根據買賣協議計算的調整金額及額外金額。買賣協議於二零零六年四月二十八日完成。交易詳情載於本公司日期為二零零六年四月十日之通函內。

Acquisition of the entire issued share capital of Rapid Growth Profits Limited ("Rapid Growth")

On 9 March 2006, an indirect wholly-owned subsidiary of Company entered into a sale and purchase agreement (the "RG Agreement") for the sale and purchase of the entire issued share capital of Rapid Growth and the shareholder's loan for a consideration of HK$39,054,194.00. The assets held by Rapid Growth (through its wholly-owned subsidiary) was the property situated at 31st Floor, Bank of America Tower, 12 Harcourt Road, Hong Kong and four car park spaces on the 4th Floor at that building. The RG Agreement was completed on 28 March 2006. Details of the transaction are set out in the circular of the Company dated 27 March 2006.

收購Rapid Growth Profits Limited(「Rapid Growth」)全部已發行股本

於二零零六年三月九日,本公司一家間接全資附屬公司訂立一份買賣協議(「RG協議」),以買賣Rapid Growth全部已發行股本連同股東貸款,代價為39,054,194.00港元。Rapid Growth(透過其全資附屬公司)持有的資產為位於香港夏慤道12號美國銀行中心31樓之物業及該樓宇4樓的四個泊車位。RG協議於二零零六年三月二十八日完成。交易詳情載於本公司日期為二零零六年三月二十七日之通函內。



Perfect Teamwork

Strong Connection

群策群力 拓展新里程



DIRECTOR'S PROFILE

Dr. CHAN Kwok Keung, Charles, aged 51, was appointed as Managing Director of the Company in November 1995. He was appointed as Chairman of the Company in November 2000 and is responsible for the overall management of the Company. He retired by rotation at the annual general meeting held in 2004 and re-appointed as Chairman and Executive Director of the Company on 3 September 2004. He holds an Honorary degree of Doctor of Laws and a Bachelor's degree in Civil Engineering and has over 26 years' international corporate management experience in construction and property sectors as well as strategic investments. Dr. Chan is the chairman of ITC Corporation Limited and a non-executive director of PYI Corporation Limited (formerly known as Paul Y. – ITC Construction Holdings Limited).

Dr. YAP, Allan, aged 50, joined the Company in 1995 and was appointed as Deputy Managing Director in December 1997. In November 2000, he was appointed as Managing Director of the Company. He obtained the Honorary degree of Doctor of Laws and has over 24 years' experience in finance, investment and banking. Dr. Yap is an executive director of Wing On Travel (Holdings) Limited, a company whose shares are listed on the main board of The Stock Exchange of Hong Kong Limited. He is the chairman and chief executive officer of China Enterprises Limited, a company whose shares are traded on the OTC Bulletin Board in the United States of America as well as Burcon NutraScience Corporation, a company whose shares are listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. Dr. Yap is an executive chairman of PSC Corporation Ltd, Intraco Limited and Tat Seng Packaging Group Ltd., all of which are public listed companies in Singapore. He is also the chairman of MRI Holdings Limited, a company whose shares are listed on the Australian Stock Exchange.

Mr. LUI Siu Tsuen, Richard, aged 50, joined the Company in November 1995 and was appointed as Deputy Managing Director in May 2002. He is a qualified accountant and has over 26 years of experience in accounting, financial and corporate management. He held senior positions in an international accounting firm and various private and public listed companies. Mr. Lui is an executive director of Wing On Travel (Holdings) Limited, a company whose shares are listed on the main board of The Stock Exchange of Hong Kong Limited and PSC Corporation Ltd, a public listed company in Singapore.

Mr. YUEN Tin Fan, Francis, aged 53, joined the Company as Independent Non-Executive Director in January 1996. He received a Bachelor of Arts degree in Economics from The University of Chicago and is currently a member of its Board of Trustees. He is the chairman of Pacific Century Insurance Holdings Limited, a company whose shares are listed on the main board of The Stock Exchange of Hong Kong Limited. As a previous chief executive of The Stock Exchange of Hong Kong Limited from 1988 to 1991, Mr. Yuen has extensive experience in investment banking and business in Hong Kong as well as the Far East region. He is the chairman of the Board of Trustees of the Hong Kong Centre for Economic Research, a member of the Shanghai People's Political Consultative Committee and a member of the Board of Trustees of Shanghai's Fudan University. Mr. Yuen is also a non-executive director of a number of listed companies in Hong Kong.

董事簡歷

陳國強博士，51歲，於一九九五年十一月獲委任為本公司董事總經理。彼於二零零零年十一月獲委任為本公司主席，並負責本公司之整體管理事宜。彼於二零零四年舉行之股東週年大會上輪值退任，並於二零零四年九月三日重新獲委任為本公司主席兼執行董事。彼持有法律榮譽博士學位及土木工程學士學位，在建築業、地產業及策略投資方面積逾二十六年國際企業管理經驗。陳博士為德祥企業集團有限公司之主席及保華集團有限公司（前稱「保華德祥建築集團有限公司」）之非執行董事。

Yap, Allan 博士，50歲，於一九九五年加入本公司，並於一九九七年十二月獲委任為副董事總經理。彼於二零零零年十一月獲委任為本公司董事總經理。彼持有法律榮譽博士學位，並於金融、投資及銀行業務方面積逾二十四年經驗。Yap博士為永安旅遊（控股）有限公司之執行董事，其股份於香港聯合交易所有限公司主板上市。彼為China Enterprises Limited（其股份於美國場外交易議價板買賣）及Burcon NutraScience Corporation（其股份於加拿大TSX Venture Exchange及德國法蘭克福證券交易所上市）之主席兼行政總裁。Yap博士為新加坡上市公司普威集團有限公司、新加坡國際貿易有限公司及達成包裝集團有限公司之執行主席。彼亦為MRI Holdings Limited之主席，其股份於澳洲證券交易所上市。

呂兆泉先生，50歲，於一九九五年十一月加入本公司，並於二零零二年五月獲委任為本公司副董事總經理。彼為合資格會計師，以及於會計、財務及企業管理方面積逾二十六年經驗。彼曾於一家國際會計師行、多間私人機構及上市公司擔任高職。呂先生為永安旅遊（控股）有限公司（其股份於香港聯合交易所有限公司主板上市）及普威集團有限公司（一家為新加坡上市公司）之執行董事。

袁天凡先生，53歲，於一九九六年一月加入本公司，出任獨立非執行董事。彼在芝加哥大學獲頒經濟學士學位，現為該大學之校董會成員。彼為盈科保險集團有限公司主席，其股份於香港聯合交易所有限公司主板上市。於一九八八年至一九九一年期間，袁先生曾任香港聯合交易所有限公司行政總裁，在香港及遠東地區之投資銀行及商界累積豐富經驗。彼為香港經濟研究中心之董事會主席、上海市政協委員會委員及上海復旦大學校董會成員。袁先生亦為香港多間上市公司之非執行董事。

Mr. KWOK Ka Lap, Alva, aged 58, has been an Independent Non-Executive Director of the Company since July 2003. He was a marketing manager in an international company engaging in the design of business administration system. Mr. Kwok has been in the insurance and investments business for over 24 years, principally in the senior managerial position leading a sizable sales team. Mr. Kwok is an executive director of China Strategic Holdings Limited, and an independent non-executive director of Macau Prime Properties Holdings Limited (formerly known as Cheung Tai Hong Holdings Limited) and Wing On Travel (Holdings) Limited, all of which are companies whose shares are listed on the main board of The Stock Exchange of Hong Kong Limited.

郭嘉立先生，現年58歲，自二零零三年七月出任本公司之獨立非執行董事。彼曾為一所從事工商行政系統設計的國際公司之市場經理。郭先生在保險及投資業務方面積逾二十四年經驗，並擔任高級管理人員，管轄具規模之營業隊伍。郭先生為中策集團有限公司之執行董事，以及澳門祥泰地產集團有限公司（前稱「祥泰行集團有限公司」）及永安旅遊（控股）有限公司之獨立非執行董事，該等公司之股份均於香港聯合交易所有限公司主板上市。

Mr. Wong King Lam, Joseph, aged 54, has been an Independent Non-Executive Director of the Company since September 2004. He is currently the chief executive officer of a renowned automobile services company in Hong Kong. He is a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. He has more than 25 years' extensive experience in auditing, corporate and financial management with a number of companies in different business sectors which include an international accounting firm and a local listed company. Mr. Wong is also an independent non-executive director of China Strategic Holdings Limited, Honesty Treasure International Holdings Limited, Tungtex (Holdings) Company Limited and Wing On Travel (Holdings) Limited, all of which are companies whose shares are listed on the main board of The Stock Exchange of Hong Kong Limited.

黃景霖先生，現年54歲，自二零零四年九月出任為本公司之獨立非執行董事。彼現為一間香港著名汽車服務公司之行政總裁。彼為香港會計師公會及英國特許公認會計師公會之資深會員。彼於多間不同業務範疇之公司，其中包括一家國際會計師行及一家本地上市公司，積逾二十五年有關審計、企業及財務管理之豐富經驗。黃先生亦為中策集團有限公司、信寶國際控股有限公司、同得仕（集團）有限公司及永安旅遊（控股）有限公司之獨立非執行董事，該等公司之股份均於香港聯合交易所有限公司主板上市。

Mr. Sin Chi Fai, aged 46, was appointed as Independent Non-Executive Director of the Company in December 2005. He obtained a diploma in Banking from The Hong Kong Polytechnic (now known as The Hong Kong Polytechnic University). He has over 11 years' experiences in banking field and has 11 years' sales and marketing experiences in information technology industries. He is a director and a shareholder of a Singapore company engaging in distribution of data storage media and computer related products in Asian countries. Mr. Sin is currently an independent non-executive director of China Strategic Holdings Limited and Wing On Travel (Holdings) Limited, both of which are companies whose shares are listed on the main board of The Stock Exchange of Hong Kong Limited.

冼志輝先生，現年46歲，於二零零五年十二月獲委任為本公司之獨立非執行董事。冼先生於香港理工學院（現稱「香港理工大學」）獲取銀行系之文憑。彼於銀行業積逾十一年經驗，並於資訊科技業擁有十一年銷售及推廣之經驗。彼為一間於亞洲國家從事分銷數據儲存媒體及與電腦相關產品的新加坡公司之董事及股東。冼先生現為中策集團有限公司及永安旅遊（控股）有限公司之獨立非執行董事，兩間公司之股份均於香港聯合交易所有限公司主板上市。

SENIOR MANAGEMENT'S PROFILE

高層管理人員簡歷

Ms. LAW, Dorothy, aged 36, was appointed as the Corporate Counsel of the Company in November 1997. She is also a director of China Enterprises Limited, a company whose shares are traded on the OTC Bulletin Board in the United States of America as well as Burcon NutraScience Corporation, a company whose shares are listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. Ms. Law received her Bachelor of Commerce and Bachelor of Law degrees from the University of British Columbia and is a Barrister and Solicitor licensed to practice law in British Columbia, Canada. She has also been admitted as a solicitor of the High Court of Hong Kong. Prior to joining the Company and the Burcon group of companies, Ms. Law worked for a Canadian national law firm practicing in the areas of corporate and securities law.

LAW, Dorothy女士，36歲，於一九九七年十一月獲委任為本公司之公司律師。彼亦為China Enterprises Limited（其股份於美國場外交易議價板買賣）及Burcon NutraScience Corporation（其股份於加拿大TSX Venture Exchange及德國法蘭克福證券交易所上市）之董事。Law女士持有英屬哥倫比亞大學商業學士學位及法律學士學位，並獲准在加拿大卑詩省執業為大律師及律師，彼亦已成為香港高等法院之認可執業律師。在加入本公司及Burcon集團之前，Law女士於一間加拿大之全國性律師行執業，負責公司及證券法方面之工作。

Ms. KEE Shui Wah, aged 41, joined the Company in April 1994 and was appointed as Chief Financial Officer of the Company in May 2002. Ms. Kee is a member of both the Association of Chartered Certified Accountants and the Hong Kong Institute of Certified Public Accountants. She has over 16 years' experience in international accounting and finance in multinational corporations.

祈瑞華女士，41歲，於一九九四年四月加入本公司，並於二零零二年五月獲委任為本公司之財務總監。祈女士為英國特許公認會計師公會及香港會計師公會之會員，彼擁有逾十六年國際會計及跨國企業財務之經驗。

The Board of Directors of the Company (the "Board") is committed to good standards of corporate governance in order to protect and enhance the interests of our shareholders.

本公司董事會(「董事會」)致力於良好水平之企業管治,以保障及提升本公司股東之利益。

CORPORATE GOVERNANCE PRACTICES

企業管治常規

The Company has applied the principles and complied with all the code provisions on the Code on Corporate Governance Practices (the "CG Code") (with the exception of code provision C.2 on internal control which is effective for accounting periods commencing on or after 1 July 2005) as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") throughout the year ended 31 March 2006, except for the following deviations:-

本公司於截至二零零六年三月三十一日止整個年度內已採納香港聯合交易所有限公司證券上市規則(「上市規則」)附錄14所載企業管治常規守則(「企業管治守則」)之有關原則及已遵守所有守則條文(惟於二零零五年七月一日或之後開始的會計期間生效之內部監控守則條文第C.2條除外),惟下列偏離事項除外:

Code Provision A.2.1 of the CG Code

企業管治守則之守則條文第A.2.1條

Under the code provision A.2.1 of the CG Code, the roles of chairman and chief executive officer should be separate and should not be performed by the same individual. The Company does not at present have any officer with the title of "chief executive officer" ("CEO") but instead the duties of a CEO are performed by Dr. Yap, Allan, the Managing Director of the Company, in the same capacity as the CEO of the Company.

根據企業管治守則之守則條文第A.2.1條,主席與行政總裁的角色應有區分,且不應由同一人擔任。本公司現時並無設立「行政總裁」(「行政總裁」)之職位,然而行政總裁之職責乃由本公司董事總經理Yap, Allan博士履行,職權猶如本公司行政總裁一樣。

Code Provision A.4.1 of the CG Code

企業管治守則之守則條文第A.4.1條

Under the code provision A.4.1 of the CG Code, non-executive directors should be appointed for a specific term, subject to re-election. The current independent non-executive directors are not appointed for a specific term. However, all directors (including executive and non-executive) are subject to retirement by rotation at annual general meeting of the Company in accordance with bye-law 87(2) of the Bye-Laws of the Company.

根據企業管治守則之守則條文第A.4.1條,非執行董事應有指定任期,惟須予重選。現有獨立非執行董事並無指定任期。然而,所有董事(包括執行及非執行)均須根據本公司之公司細則第87(2)條於本公司股東週年大會上輪值告退。

As such, the Company considers that sufficient measures have been taken to ensure that the Company's corporate governance practices are no less exacting than those in the CG Code.

有鑑於此,本公司認為,已採取足夠之措施以確保本公司之企業管治常規之嚴謹程度不遜於企業管治守則所載者。

THE BOARD

Composition of the Board

The Board represents shareholders of the Company in managing the Company's affairs. The Board currently consists of seven members, including three executive directors, namely Dr. Chan Kwok Keung, Charles (Chairman), Dr. Yap, Allan (Managing Director) and Mr. Lui Siu Tsuen, Richard (Deputy Managing Director), and four independent non-executive directors, namely Messrs. Yuen Tin Fan, Francis, Kwok Ka Lap, Alva, Wong King Lam, Joseph and Sin Chi Fai. Biographical details of all directors and the relevant relationships among them are set out in "Directors' and Senior Management's Profile" on pages 19 to 20 of the annual report.

The Board includes a balanced composition of executive directors and independent non-executive directors and possess a wide spectrum of relevant skills and experience. Among all independent non-executive directors, one of them has the professional accounting qualification as required by the Listing Rules. The Company has received an annual confirmation from each of the independent non-executive directors pursuant to Rule 3.13 of the Listing Rules. The Company considers all of independent non-executive directors to be independent.

The Board meets regularly throughout the year as and when required. Sufficient notices are given to all directors before the regular board meetings and all directors are consulted to include any matters in the agenda. Agenda and accompanying board papers are given to all directors in a timely manner before the appointed date of the meetings. All Board members are kept informed of material changes about the Group's businesses and have full access to the Company Secretary with a view to ensuring the Board procedures and all applicable rules and regulations are followed.

董事會

董事會之組成

董事會代表本公司股東管理本公司事務。董事會目前由七名成員組成，包括三名執行董事（即陳國強博士（主席）、Yap, Allan博士（董事總經理）及呂兆泉先生（副董事總經理）），以及四名獨立非執行董事（即袁天凡先生、郭嘉立先生、黃景霖先生及冼志輝先生）。所有董事之履歷詳情及彼等間之相關關係載於本年報第19頁至20頁之「董事及高層管理人員簡歷」內。

董事會包括執行董事及獨立非執行董事間之平衡組合並擁有廣泛之相關技能及經驗。在所有獨立非執行董事中，其中一名具有上市規則規定之專業會計資格。本公司已接獲各獨立非執行董事根據上市規則第3.13條所作出之年度確認書。本公司認為所有獨立非執行董事均為獨立。

董事會於整個年度內（倘及當有需要時）定期會晤。足夠之通知會於常規董事會會議前向所有董事發出，及諮詢所有董事以將任何事宜載入會議議程中。會議議程及隨附之董事會文件將於指定之會議日期前及時向所有董事發出。所有董事會成員均獲知會本集團業務之重大變動，並可充分接觸公司秘書，藉以確保遵循董事會程序及所有適用規則及規例。

During the year ended 31 March 2006, four meetings were held by the Board. Individual attendance of each Board member at these meetings is shown below:

於截至二零零六年三月三十一日止年度內，董事會已舉行四次會議。各董事會成員之個別出席該等會議之情況載列如下：

Name of Director	董事姓名	Number of Board Meetings attended/held 已出席／已舉行之董事會會議次數
Executive Directors	執行董事	
Dr. Chan Kwok Keung, Charles *(Chairman)*	陳國強博士（主席）	4/4
Dr. Yap, Allan *(Managing Director)*	Yap, Allan博士（董事總經理）	4/4
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*	呂兆泉先生（副董事總經理）	4/4
Mr. Chan Kwok Hung *(Note 1)*	陳國鴻先生（附註1）	0/1
Non-Executive Directors	非執行董事	
Mr. Fok Kin-ning, Canning *(Note 2)*	霍建寧先生（附註2）	0/1
Mr. Ip Tak Chuen, Edmond *(Note 2)*	葉德銓先生（附註2）	0/1
Mr. Cheung Hon Kit *(Note 2)*	張漢傑先生（附註2）	0/1
Ms. Shih, Edith *(Note 3)* *(Alternate to Mr. Fok Kin-ning, Canning)*	施熙德女士（附註3）（霍建寧先生之替任董事）	0/1
Independent Non-executive Directors	獨立非執行董事	
Mr. Yuen Tin Fan, Francis	袁天凡先生	3/4
Mr. Kwok Ka Lap, Alva	郭嘉立先生	4/4
Mr. Wong King Lam, Joseph	黃景霖先生	4/4
Mr. Sin Chi Fai *(Note 4)*	冼志輝先生（附註4）	3/3

Notes:

1. Mr. Chan Kwok Hung retired as executive director at the annual general meeting of the Company (the "AGM") held on 1 September 2005.
2. Messrs. Fok Kin-ning, Canning ("Mr. Fok"), Ip Tak Chuen, Edmond and Cheung Hon Kit retired as non-executive directors at the AGM held on 1 September 2005.
3. Ms. Shih, Edith ceased to be an alternate director to Mr. Fok following Mr. Fok's retirement as non-executive director at the AGM held on 1 September 2005.
4. Mr. Sin Chi Fai was appointed as independent non-executive director with effect from 12 December 2005.

附註：

1. 陳國鴻先生已在本公司於二零零五年九月一日舉行之股東週年大會（「股東週年大會」）上退任執行董事。
2. 霍建寧先生（「霍先生」）、葉德銓先生及張漢傑先生已於二零零五年九月一日舉行之股東週年大會上退任非執行董事。
3. 繼霍先生於二零零五年九月一日舉行之股東週年大會上退任非執行董事職務後，施熙德女士不再出任霍先生之替任董事。
4. 冼志輝先生自二零零五年十二月十二日起獲委任為獨立非執行董事。

The principal functions of the Board are to formulate corporate strategy and direction with the objective of enhancing shareholder value, to consider the Group's major corporate matters, to monitor and control the operating and financial performance of the Group. Day-to-day management of the Group's business is delegated to the management of the Company under the supervision of the Managing Director. The delegation of responsibilities and authority is reviewed regularly to ensure that the appropriate reporting systems are in place. The Board has established three committees with specific responsibilities to manage and oversee particular aspects of the Company's affairs. Each committee is appointed with written terms of reference and is accountable to the full Board. The Board has reserved for its decision and consideration matters covering corporate strategy, dividend policy, major acquisitions, disposals and capital transactions, annual and interim results, changes of members of the Board and its committees, and other significant operational and financial matters. A written procedure has been agreed for directors to seek independent professional advice at the Company's expense upon their request.

董事會之主要職能為制定企業策略及方向以提升股東價值、審議本集團主要企業事宜以及監控本集團營運及財務表現。本集團業務之日常管理在董事總經理監督下由本公司管理層負責。委派之職責及授予之職權將定期進行檢討，以確保適當之報告體系就位。董事會已設立三個委員會並具有特定職責，以管理及監督本公司事務之特定方面。各委員會均書面定明職權範圍並向全體董事會負責。董事會有權決定及考慮涉及企業策略、股息政策、主要收購、出售及資本交易、年度及中期業績、董事會及其委員會成員之變更以及其他重大營運及財務事宜。已協定一項書面程序，以便在董事提出尋求獨立專業意見之要求時，由本公司承擔有關費用。

The Company has arranged for Directors' and Officers' Liability Insurance to indemnify its Directors and management staff against potential liabilities incurred by them in discharging their duties. The insurance coverage for the Directors and management staff is reviewed on an annual basis.

本公司已為其董事及管理層人員安排董事及管理層人員責任保險，以賠償彼等因履行各自之職責而引起之潛在責任。董事及管理層人員之保險範圍於每年進行檢討。

Chairman and Managing Director

主席及董事總經理

The Company fully recognizes that the respective role of Chairman and Managing Director should be distinct and separated. The position of the Chairman and Managing Director are held by Dr. Chan Kwok Keung, Charles and Dr. Yap, Allan respectively. The Chairman is responsible for leadership of the Board while the Managing Director is responsible for the day-to-day management of the Group. A clear division of responsibilities at the board level is maintained in order to entail a balance of power and authority.

本公司深知主席及董事總經理各自之角色應是不同及分開的。主席及董事總經理之職位由陳國強博士及Yap, Allan 博士分別擔任。主席負責領導董事會，而董事總經理則負責本集團之日常管理。將維持董事級別責任之明確劃分，以達致權力及職權之平衡。

Appointment, Re-election and Removal of Directors

委任、重選及罷免董事

The Company has not established a nomination committee. The Board as a whole is responsible for considering and approving the appointment of its members and nominating them for election and re-election by the shareholders of the Company in order to ensure the Board to have adequate skills and experience for further shareholder interest.

本公司並無設立提名委員會。全體董事會負責考慮及批准委任其成員及提名彼等以供本公司股東進行遴選及重選連任，以確保董事會就進一步之股東利益具備充足之技能及經驗。

The non-executive directors are not appointed for specific term. Under the Bye-Laws of the Company, all directors (including executive directors and independent non-executive directors) are subject to retirement by rotation at least once every three years.

非執行董事並無指定任期。根據本公司之公司細則，所有董事（包括執行董事及獨立非執行董事）均須至少每三年輪值退任一次。

Induction program is arranged for the newly appointed director on the latest information of the Group. The comprehensive orientation package is also provided detailing the responsibilities and duties of being a director and the requirements under the applicable rules and regulations of the Company.

就本集團之最新資料為新委任董事安排就任計劃。亦提供全面之迎新資料，詳述董事之責任與職責以及本公司適用之規則及規例之有關規定。

BOARD COMMITTEES

The Board has established committees to assist in carrying out its responsibilities. Three committees have been appointed, including an Executive Committee, a Remuneration Committee and an Audit Committee. The committees report regularly to the Board and where appropriate, make recommendations on matters for consideration.

董事委員會

董事會已設立委員會，以協助履行其職責。三個委員會已獲委派，包括執行委員會、薪酬委員會及審核委員會。該等委員會定期向董事會報告及（倘適當）就考慮有關事宜作出推薦建議。

Executive Committee

The Executive Committee was established in December 2005 which comprises all executive directors, namely Dr. Chan Kwok Keung, Charles, Dr. Yap, Allan and Mr. Lui Siu Tsuen, Richard. The Executive Committee meets as and when required to oversee the day-to-day management and operation of the Group's business and has all the general powers of the Board except those matters specifically reserved for the Board which are reviewed by the Board from time to time.

執行委員會

執行委員會於二零零五年十二月設立，由全體執行董事組成，即陳國強博士、Yap,Allan博士及呂兆泉先生。執行委員會（倘及當有需要時）將會面以監督本集團業務之日常管理及營運，以及擁有董事會之一般權力（惟特別為董事會保留須經董事會不時檢討之事宜則除外）。

Remuneration Committee

The remuneration committee was established by the Company in December 2005 with a majority of members being independent non-executive directors. The Remuneration Committee consists of two independent non-executive directors, namely Messrs. Kwok Ka Lap, Alva and Wong King Lam, Joseph and one executive director, namely Mr. Lui Siu Tsuen, Richard. Mr. Kwok Ka Lap, Alva acts as the Chairman of Remuneration Committee. The Remuneration Committee is responsible for making recommendations to the Board on issues including review management succession planning for senior management of the Company; formulate and review remuneration policy and packages of all directors and senior management; and review and approve compensation packages, roles and responsibilities and performance assessment of employees of the Group.

薪酬委員會

薪酬委員會於二零零五年十二月設立，且大多數成員為獨立非執行董事。薪酬委員會由兩名獨立非執行董事（即郭嘉立先生及黃景霖先生）及一名執行董事（即呂兆泉先生）組成。郭嘉立先生擔任薪酬委員會主席。薪酬委員會負責就包括檢討本公司高級管理人員之管理人員繼任計劃；制定及檢討所有董事及高層管理人員之薪酬政策及配套；及檢討及批准本集團僱員之薪酬、角色及責任以及表現評估向董事會作出推薦意見。

The Remuneration Committee met once during the year ended 31 March 2006 to review the remuneration package of a senior management. Individual attendance of each Remuneration Committee member at the meeting is shown below:

薪酬委員會於截至二零零六年三月三十一日止年度內已會晤一次，以檢討一名高層管理人員之薪酬方案。各薪酬委員會成員之個別出席該會議之情況載列如下：

Name of Remuneration Committee Member	薪酬委員會成員之姓名	Number of Remuneration Committee Meeting attended/held 已出席／已舉行之薪酬委員會會議次數
Mr. Kwok Ka Lap, Alva *(Chairman)*	郭嘉立先生（主席）	1/1
Mr. Wong King Lam, Joseph	黃景霖先生	1/1
Mr. Lui Siu Tsuen, Richard	呂兆泉先生	1/1

Audit Committee

審核委員會

The Audit Committee has been set up by the Company since 1999. Major roles and functions of the Audit Committee are as follows:

本公司自一九九九年起已成立審核委員會。審核委員會之主要角色及職能如下：

(a) To consider the appointment, re-appointment and removal of the auditors, and to approve the remuneration and the terms of engagement of the auditors, and any questions of resignation or dismissal of the auditors of the Group;

(a) 考慮委任、重新委任及罷免核數師、批准核數師之薪酬及聘用條款以及本集團核數師辭任或離任之任何問題；

(b) To assess the independence of auditors and discuss with the auditors the nature and scope of the audit;

(b) 評估核數師之獨立性，並與核數師討論審核之性質及範圍；

(c) To review interim and annual accounts before submission to the Board;

(c) 於中期及年度賬目呈交予董事會之前審閱該等賬目；

(d) To review the financial controls, internal controls and risk management system of the Group and make recommendations to the Board; and

(d) 檢討本集團之財務監控、內部監控及風險管理系統，並向董事會作出推薦意見；及

(e) To review the auditors' management letter and material queries raised by the auditors to management in respect of accounting records, financial accounts or systems of control and management's response.

(e) 審閱核數師之管理函件及核數師就有關會計記錄、財務賬目或控制系統及管理層回應事宜提出之重大問題。

The Audit Committee is composed of three independent non-executive directors, namely Messrs. Wong King Lam, Joseph (who acts as Chairman of the Committee), Kwok Ka Lap, Alva and Sin Chi Fai. All Audit Committee members have appropriate qualifications and experience to properly discharge its roles and responsibilities.

審核委員會由三名獨立非執行董事組成，即黃景霖先生（擔任審核委員會主席）、郭嘉立先生及冼志輝先生。所有審核委員會成員均擁有可適當地履行其角色及職責之適當資格及經驗。

During the year ended 31 March 2006, the Audit Committee held two meetings to review with the management and the auditors the audited financial statements for the year ended 31 March 2005 and the unaudited interim financial statements for the six months ended 30 September 2005, with the recommendations to the Board for approval; and has reviewed with the management the accounting principles and policies adopted by the Group and the financial statements for the year ended 31 March 2006. Individual attendance of each Audit Committee member at these meetings is shown below:

於截至二零零六年三月三十一日止年度，審核委員會曾舉行兩次會議，與管理層及核數師一同審閱截至二零零五年三月三十一日止年度之經審核財務報表及截至二零零五年九月三十日止六個月之未經審核中期財務報表，並提供推薦意見予董事會審批；並已與管理層一同審核本集團已採納之會計原則及政策以及截至二零零六年三月三十一日止年度之財務報表。各審核委員會成員之個別出席於該等會議之情況如下：

Name of Audit Committee Member	審核委員會成員姓名	Number of Audit Committee Meetings attended/held 已出席／已舉行之審核委員會會議次數
Mr. Wong King Lam, Joseph *(Chairman)*	黃景霖先生（主席）	2/2
Mr. Kwok Ka Lap, Alva	郭嘉立先生	2/2
Mr. Sin Chi Fai (appointed on 12 December 2005)	冼志輝先生（於二零零五年十二月十二日獲委任）	1/1
Mr. Cheung Hon Kit (retired at the AGM on 1 September 2005)	張漢傑先生（於二零零五年九月一日舉行之股東週年大會上辭任）	0/1

AUDITORS' REMUNERATION

核數師酬金

For the year ended 31 March 2006, the amount paid to Messrs. Deloitte Touche Tohmatsu, the auditors of the Company in respect of the audit and non-audit services provided are as follows:

於截至二零零六年三月三十一日止年度，就德勤•關黃陳方計會師行（本公司核數師）已提供之審核及非審核服務而支付予其之金額如下：

Type of services	服務類型	Amount *(HK$'000)* 金額（千港元）
Audit	審核	13,826
Non-audit services	非審核服務	
Taxation	稅項	52
Other services	其他服務	8,167
Total:	合計：	22,045

COMPLIANCE WITH THE MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

遵守董事進行證券交易之標準守則

The Company has adopted the Model Code set out in Appendix 10 of the Listing Rules as its own code of conduct regarding directors' securities transactions (the "Model Code"). Having made specific enquiry by the Company, all directors have confirmed the compliance with the required standard set out in the Model Code during the year ended 31 March 2006.

本公司已採納上市規則附錄十所載之標準守則作為其董事進行證券交易之操守準則（「標準守則」）。本公司在作出具體查詢後，所有董事均確認，彼等於截至二零零六年三月三十一日止年度一直遵守標準守則所載之規定標準。

DIRECTORS' AND AUDITORS' RESPONSIBILITIES FOR THE FINANCIAL STATEMENTS

董事及核數師就財務報表所承擔之責任

The directors are responsible for the preparation of the financial statements for each financial period which give a true and fair view of the state of affairs of the Group and of the results and cash flows for that period. In preparing the audited financial statements for the year ended 31 March 2006, the directors have selected suitable accounting policies and applied them consistently, made judgements and estimates that are prudent, fair and reasonable and prepared the audited financial statements on a going concern basis. The directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Group, for safeguarding the assets of the Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

董事負責編製各財政期間真實及公平反映本集團財務狀況及該期間業績及現金流量之財務報表。在編製截至二零零六年三月三十一日止年度之經審核財務報表時，董事已選擇適當會計政策及持續應用該等會計政策，作出審慎、公平及合理之判斷及預測，並按持續基準編製經審核財務報表。董事亦負責存置隨時均可合理準確披露本集團財務狀況之適當會計記錄，以保護本集團資產及採取合理措施防止及查明欺詐及其他違規行為。

The responsibilities of the auditors to the shareholders are to form an independent opinion, based on the audit, on those financial statements and their opinion on the consolidated financial statements of the Group for the year ended 31 March 2006 is set out in "Report of the Auditors" on pages 41 and 42 of the annual report.

核數師對股東所負之責任是根據對有關財務報表作出之審核作出獨立意見，彼等對本集團截至二零零六年三月三十一日止年度之綜合財務報表之意見載於本年報第41至42頁之「核數師報告」內。

COMMUNICATION WITH SHAREHOLDERS

與股東溝通

The Company is committed to ensure that the Company maintains on-going dialogue with shareholders to provide them with information necessary to evaluate the performance of the Company. The primary communication channel between the Company and its shareholders includes the publication of interim and annual reports, press releases on newspapers, annual general meeting and other general meetings, and the Company's website.

本公司致力於確保本公司與股東維持持續對話，以向股東提供必需資料，以評估本公司之表現。本公司與其股東之間之主要交流方式包括刊發中期及年度報告、在報章上發布新聞、舉行股東週年大會及其他股東大會以及瀏覽公司網站。

Separate resolutions are proposed at general meetings on each substantially separate issue, including the election or re-election of individual directors. Details of procedure for demanding a poll is included in all circulars of the Company despatched to the shareholders of the Company.

就各項重大不同事務（包括選舉或重選個別董事）於股東大會上提呈個別決議案。要求以數票表決方式表決之程序詳情載於本公司已寄發給本公司股東之所有通函內。

The directors present to the shareholders the annual report on the affairs of the Company and of the Group together with the audited financial statements for the year ended 31 March 2006.

董事謹向各股東提呈有關本公司及本集團業務狀況之年報，以及截至二零零六年三月三十一日止年度之經審核財務報表。

PRINCIPAL ACTIVITIES

主要業務

The Company is an investment holding company and the Group is principally engaged in trading of securities, property investment and trading, holding of vessel for sand mining and other strategic investments including investments in associated companies whose shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and the Singapore Exchange Limited and investments in long term convertible notes issued by companies listed on the Stock Exchange.

本公司為一家投資控股公司，而本集團主要從事證券買賣、物業投資及買賣、擁有採砂船隻，以及其他策略性投資，包括其股份於香港聯合交易所有限公司（「聯交所」）及新加坡證券交易所有限公司上市的聯營公司之投資及於聯交所上市的公司所發行之長期可兌換票據之投資。

During the year, the Group, through its non-wholly owned subsidiary, Memorex International Inc. (the "Vendor"), entered into agreements with Imation Corp., a company organized under the laws of the State of Delaware, the United States of America with its shares listed on the New York Stock Exchange, in connection with the very substantial disposal transaction, whereby the Vendor disposed of (i) its entire interests in Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. (the "Disposed Companies") and (ii) Vendor's trademark license and other assets relating to the trading of computer related product business under the trade name "Memorex®", which include the business of design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data conducted by the Vendor and the Disposed Companies (the "Disposed Business").

年內，本集團透過其非全資擁有之附屬公司Memorex International Inc.（「賣方」）與Imation Corp.（根據美國德拉華州法律組成之公司，其股份於紐約證券交易所上市）就非常重大出售交易訂立協議。據此，賣方出售(i)其於Hanny Magnetics Europe Limited、Memorex Canada Ltd.、Memorex Products Europe Limited、Memorex Products S.A.S.、Memorex Products GmbH、美瑞思科技股份有限公司及Memorex Products, Inc.（「出售公司」）之全部權益，及(ii)賣方之商標許可證及其他以「Memorex®」商用名稱經營買賣電腦相關產品業務之資產（包括賣方及出售公司進行之電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之業務（「出售業務」））。

Following the completion of disposal of the Disposed Business on 28 April 2006, the Group discontinued the Disposed Business and will be concentrating on trading of securities, property investment and trading and other strategic investments. The Group also continues to explore potential investments to enhance the revenue base of the Group.

隨著於二零零六年四月二十八日出售業務之交易完成後，本集團不再從事出售業務，並將專注證券買賣、物業投資及買賣，以及其他策略性投資。本集團亦將繼續發掘具潛力之投資，藉以擴大本集團之收益來源。

RESULTS

業績

Details of the results of the Group for the year are set out in the consolidated income statement on page 43 to 44.

本集團本年度之業績詳情載於第43至44頁之綜合收益表。

DIVIDENDS

The directors recommend the payment of a final dividend at the rate of HK6 cents per share in cash with a scrip option payable on or around Friday, 29 September 2006 to all persons registered as holders of shares on Friday, 1 September 2006. The Register of Members will be closed from Tuesday, 29 August 2006 to Friday, 1 September 2006, both days inclusive.

股息

董事建議派發現金末期股息每股6港仙(可選擇以股代息),末期股息大約在二零零六年九月二十九日星期五向於二零零六年九月一日星期五登記為股份持有人之所有人士派發。本公司將於二零零六年八月二十九日星期二至二零零六年九月一日星期五(首尾兩天包括在內)止期間暫停辦理股份過戶登記手續。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group spent approximately HK$15 million on the acquisition of property, plant and equipment for the purpose of expanding the Group's business. Details of this and other movements in the property, plant and equipment of the Group during the year are set out in note 21 to the financial statements.

物業、機器及設備

本集團於年內動用約15,000,000港元購買物業、機器及設備,以擴展本集團之業務。有關此項及本集團於年內物業、機器及設備之其他變動詳情載於財務報表附註第21項。

INVESTMENT PROPERTIES

Details of revaluation of the investment properties of the Group during the year are set out in note 22 to the financial statements.

投資物業

本集團於年內投資物業之變動詳情載於財務報表附註第22項。

SHARE CAPITAL

Details of movements in the share capital of the Company during the year are set out in note 41 to the financial statements.

股本

本公司本年度股本變動詳情載於財務報表附註第41項。

DIRECTORS

The directors of the Company during the year and up to the date of this report are:

Executive Directors:

Dr. Chan Kwok Keung, Charles *(Chairman)*
Dr. Yap, Allan *(Managing Director)*
Mr. Lui Siu Tsuen, Richard *(Deputy Managing Director)*
Mr. Chan Kwok Hung *(retired on 1 September 2005)*

Non-executive Directors:

Mr. Fok Kin-ning, Canning *(retired on 1 September 2005)*
Mr. Ip Tak Chuen, Edmond *(retired on 1 September 2005)*
Mr. Cheung Hon Kit *(retired on 1 September 2005)*
Ms. Shih, Edith *(Alternate to Mr. Fok Kin-ning, Canning)* *(ceased to be an alternate to Mr. Fok Kin-ning, Canning on 1 September 2005)*

Independent Non-executive Directors:

Mr. Yuen Tin Fan, Francis
Mr. Kwok Ka Lap, Alva
Mr. Wong King Lam, Joseph
Mr. Sin Chi Fai *(appointed on 12 December 2005)*

In accordance with bye-laws 87(2) and 87(3) of the Company's Bye-laws, Dr. Yap, Allan and Mr. Yuen Tin Fan, Francis will retire from office by rotation at the forthcoming annual general meeting ("AGM"). Dr. Yap, being eligible, will offer himself for re-election and Mr. Yuen will not offer himself for re-election at the AGM.

In accordance with bye-law 86(2) of the Company's Bye-laws, Mr. Sin Chi Fai who was appointed during the period from the last AGM to the date of this report, will retire and, being eligible, offer himself for re-election at the AGM.

The non-executive directors are subject to retirement by rotation in accordance with the above clauses of the Company's Bye-laws.

None of the directors proposed for re-election at the AGM has a service contract with the Group which is not determinable by the Group within one year without payment of compensation, other than statutory compensation.

董事

於本年度及截至本報告刊發之日，本公司之各董事為：

執行董事：

陳國強博士（主席）
Yap, Allan博士（董事總經理）
呂兆泉先生（副董事總經理）
陳國鴻先生（於二零零五年九月一日退任）

非執行董事：

霍建寧先生（於二零零五年九月一日退任）
葉德銓先生（於二零零五年九月一日退任）
張漢傑先生（於二零零五年九月一日退任）
施熙德女士（霍建寧先生之替任董事）（於二零零五年九月一日不再出任為霍建寧先生之替任董事）

獨立非執行董事：

袁天凡先生
郭嘉立先生
黃景霖先生
冼志輝先生（於二零零五年十二月十二日獲委任）

按本公司之公司細則第87(2)及87(3)條規定，Yap, Allan博士及袁天凡先生將於應屆股東週年大會（「股東週年大會」）上輪值退任。Yap博士符合資格並於股東週年大會上願膺選連任，而袁先生則不會膺選連任。

按本公司之公司細則第86(2)條規定，於上屆股東週年大會至本報告日期期間獲委任之冼志輝先生，將於股東週年大會上退任，並符合資格願膺選連任。

非執行董事須依上述本公司之公司細則條款輪值退任。

擬於股東週年大會上膺選連任之董事，概無與本集團訂有不可於年內毋須支付補償（法定賠償除外）而終止之服務合約。

DIRECTORS' INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

董事於股份、相關股份及債券之權益及淡倉

As at 31 March 2006, the interests and short positions of the directors of the Company in the shares, underlying shares and debentures of the Company and its associated corporation (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) which (a) were required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which they are taken or deemed to have under such provisions of the SFO) or pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), or (b) were required to be entered in the register kept by the Company pursuant to Section 352 of the SFO, were as follows:

於二零零六年三月三十一日，本公司董事於本公司及其相聯法團（定義見證券及期貨條例（「證券及期貨條例」）第XV部）之股份、相關股份及債券中擁有(a)根據證券及期貨條例第XV部第7及8分部（包括根據證券及期貨條例之有關條文彼等被視作或當作擁有之權益及淡倉）或根據上市公司董事進行證券交易之標準守則（「標準守則」）須知會本公司及聯交所之權益及淡倉；或(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之權益及淡倉如下：

(a) Interests in the shares of the Company

(a) 於本公司股份之權益

Name of Director 董事名稱	Long position/ Short position 好倉／淡倉	Capacity 身份	Nature of interest 權益性質	Number of shares held in the Company 持有本公司股份數目	Approximate % of the issued share capital of the Company 本公司已發行股本概約百分比
Dr. Chan Kwok Keung, Charles ("Dr. Chan") *(Notes 1 & 2)* 陳國強博士（「陳博士」）（附註1及2）	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	1,600,000	0.67%
	Long position 好倉	Interest of controlled corporation 受控公司之權益	Corporate interest 公司權益	57,614,948	24.28%
Dr. Yap, Allan ("Dr. Yap") *(Note 3)* Yap, Allan博士（「Yap博士」）（附註3）	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	1,600,000	0.67%
Mr. Lui Siu Tsuen, Richard ("Mr. Lui") 呂兆泉先生（「呂先生」）	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	3,350,000	1.41%

Notes:

1. This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Chan in the Company.

附註：

1. 該權益不包括本公司之股本衍生工具之相關股份權益。該權益須與下文(b)分段所載權益合併，以計算陳博士於本公司之權益總額。

2. Dr. Chan is deemed to have a corporate interest in 57,614,948 shares of the Company by virtue of his interest in Chinaview International Limited ("Chinaview"). This interest was detailed and duplicated with the interests as shown in the paragraph "Interests and Short Positions of Shareholders discloseable under the SFO" below.

2. 陳博士因在Chinaview International Limited(「Chinaview」)擁有權益而被視為擁有本公司57,614,948股股份之公司權益。該權益已在下文「根據證券及期貨條例須予披露之股東權益及淡倉」一段詳述,並與該段所述之權益重複。

3. This interest does not include interests in underlying shares of equity derivatives of the Company. This interest needs to be aggregated with those set out in sub-paragraph (b) below to give the total interest of Dr. Yap in the Company.

3. 該權益不包括本公司之股本衍生工具之相關股份權益。該權益須與下文(b)分段所載權益合併,以計算Yap博士於本公司之權益總額。

(b) Interests in equity derivatives (as defined in the SFO) of the Company

(b) 於本公司股本衍生工具(定義見證券及期貨條例)之權益

Name of Director 董事名稱	Long position/ Short position 好倉/淡倉	Capacity 身份	Nature of interest 權益性質	Exercisable period 行使期間	Number of share options 購股權數目	Exercise price per share HK$ 每股行使價 港元	Approximate % of the issued share capital of the Company 本公司已發行股本概約百分比
Dr. Chan 陳博士	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	31 August 2001 to 30 August 2006 二零零一年八月三十一日至二零零六年八月三十日	4,000,000	2.9888	1.69%
Dr. Yap Yap博士	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	31 August 2001 to 30 August 2006 二零零一年八月三十一日至二零零六年八月三十日	3,250,000	2.9888	1.37%

(c) Interests in associated corporation (as defined in the SFO) of the Company

Interests in share options of PSC Corporation Ltd ("PSC")

(C) 於本公司相聯法團(定義見證券及期貨條例)之權益

於普威集團有限公司(「普威集團」)之購股權權益

Name of Director 董事名稱	Long position/ Short position 好倉/淡倉	Capacity 身份	Nature of interest 權益性質	Exercisable period 行使期間	Number of share options held in PSC 持有普威集團購股權數目	Exercise price per share S$ 每股行使價 新加坡元	Approximate % of the issued share capital of PSC 普威集團已發行股本概約百分比
Dr. Yap Yap博士	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	20 August 2004 to 19 August 2013 二零零四年八月二十日至二零一三年八月十九日	5,000,000	0.086	0.27%
Mr. Lui 呂先生	Long position 好倉	Beneficial owner 實益擁有人	Personal interest 個人權益	20 August 2004 to 19 August 2013 二零零四年八月二十日至二零一三年八月十九日	2,000,000	0.086	0.11%

Save as disclosed above, as at 31 March 2006, none of the directors of the Company had (a) under Divisions 7 and 8 of Part XV of the SFO, nor were they taken or deemed to have under such provisions of the SFO, any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); (b) any interests which are required to be entered into the register kept by the Company pursuant to Section 352 of the SFO; or (c) any interests which are required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

除上文所披露者外,於二零零六年三月三十一日,本公司董事概無(a)根據證券及期貨條例第XV部第7及8分部或根據證券及期貨條例之有關條文被視作或當作於本公司或其任何相聯法團(定義見證券及期貨條例第XV部)之股份、相關股份及債券中擁有任何權益或淡倉;(b)根據證券及期貨條例第352條規定須載於本公司存置之登記冊之任何權益;或(c)根據標準守則須知會本公司及聯交所之任何權益。

SHARE OPTION SCHEMES

Details of the share option schemes of the Company are set out in note 47 to the financial statements.

購股權計劃

本公司購股權計劃之詳情載於財務報表附註第47項。

ARRANGEMENTS TO PURCHASE SHARES OR DEBENTURES

Save as disclosed above, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors of the Company to acquire benefits by means of the acquisition of shares in, or debentures, of the Company or any other body corporate.

購買股份或債券之安排

除上文所披露者外,本公司或其任何附屬公司於年內任何時間概無訂立任何安排,致使本公司董事可藉購入本公司或任何其他法人團體之股份或債券而獲益。

DIRECTORS' INTERESTS IN COMPETING BUSINESS

董事於競爭業務之權益

Interests of directors of the Company in competing businesses during the year required to be disclosed pursuant to Rule 8.10 of the Listing Rules were as follows:

本公司董事於年內在競爭業務之權益按上市規則第8.10條規定披露如下：

Name of Director 董事名稱	Name of entity businesses of which are considered to compete or likely to compete with the businesses of the Group 其業務現與或可能與本集團業務相競爭之實體名稱	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之業務描述	Nature of interest of the director in the entity 董事於該實體之權益性質
Dr. Chan 陳博士	China Strategic Holdings Limited ("CSHL") *(Note)* 中策集團有限公司（「中策」）（附註）	Property investment and development in the PRC 在中國從事物業投資及開發	Chairman and chief executive officer (Resigned on 16 June 2006) 主席兼行政總裁（於二零零六年六月十六日辭任）
	PYI Corporation Limited (formerly known as Paul Y.-ITC Construction Holdings Limited) ("PYI") *(Note)* 保華集團有限公司（前稱「保華德祥建築集團有限公司」）（「保華」）（附註）	Property investment and development in the PRC 在中國從事物業投資及開發	Substantial shareholder and non-executive director 主要股東兼非執行董事
	PYI *(Note)* 保華	Property investment in Hong Kong 在香港從事物業投資	Substantial shareholder and non-executive director 主要股東兼非執行董事
Dr. Yap Yap博士	CSHL *(Note)* 中策（附註）	Property investment and development in the PRC 在中國從事物業投資及開發	Vice chairman (Resigned on 16 June 2006) 副主席（於二零零六年六月十六日辭任）
	Wing On Travel (Holdings) Limited ("Wing On") *(Note)* 永安旅遊（控股）有限公司（「永安」）（附註）	Property investment in Hong Kong and the PRC 在香港及中國從事物業投資	Executive director 執行董事

Name of Director 董事名稱	Name of entity businesses of which are considered to compete or likely to compete with the businesses of the Group 其業務現與或可能與本集團業務相競爭之實體名稱	Description of businesses of the entity which are considered to compete or likely to compete with the businesses of the Group 現與或可能與本集團業務相競爭之業務描述	Nature of interest of the director in the entity 董事於該實體之權益性質
Mr. Lui	CSHL *(Note)*	Property investment and development in the PRC	Alternate director to Dr. Yap, vice chairman (Ceased to be an alternate to Dr. Yap on 16 June 2006)
呂先生	中策（附註）	在中國從事物業投資及開發	副主席Yap博士之替任董事（於二零零六年六月十六日不再出任為Yap博士之替任董事）
	Wing On *(Note)*	Property investment in Hong Kong and the PRC	Executive director
	永安（附註）	在香港及中國從事物業投資	執行董事

Note: Such businesses may be made through its subsidiaries, associated companies or by way of other forms of investments.

附註： 該等業務可透過附屬公司、聯營公司或以其他投資方式進行。

The changes in details of the directors' interests in competing business previously disclosed in the annual report of the Company for the year ended 31 March 2005 were set out as follows:

1. Mr. Chan Kwok Hung ceased to have an interest in competing business after his retirement as an Executive Director of the Company at the annual general meeting of the Company held on 1 September 2005 ("AGM");

2. Messrs. Fok Kin-ning, Canning ("Mr. Fok"), Cheung Hon Kit and Ip Tak Chuen, Edmond ceased to have interests in competing business after their retirement as Non-executive Directors of the Company at AGM held on 1 September 2005;

3. Ms. Shih, Edith ceased to be an alternate director to Mr. Fok following Mr. Fok's retirement as an Non-executive Director of the Company on 1 September 2005. She ceased to have an interest in competing business on 1 September 2005;

4. During the year, the Company commenced its business in property investment in Hong Kong; and

5. During the year, the Company ceased its business in property development and investment in the PRC.

Save as disclosed above, none of the directors is interested in any business apart from the Group's businesses, which competes or is likely to compete, either directly or indirectly, with the Group's businesses.

誠如先前於截至二零零五年三月三十一日止年度之本公司年報所披露董事於競爭業務權益之變動詳情如下：

1. 陳國鴻先生於二零零五年九月一日舉行之本公司股東週年大會（「股東週年大會」）退任本公司執行董事一職後，彼於競爭業務中再無擁有權益；

2. 霍建寧先生（「霍先生」）、張漢傑先生及葉德銓先生於二零零五年九月一日舉行之股東週年大會退任本公司非執行董事一職後，彼等於競爭業務中再無擁有權益；

3. 施熙德女士在霍先生於二零零五年九月一日退任本公司非執行董事一職後，不再出任為霍先生之替任董事。彼於二零零五年九月一日於競爭業務中再無擁有權益。

4. 年內，本公司開始其香港物業投資業務；及

5. 年內，本公司終止其中國物業開發及投資業務。

除上文所披露者外，概無董事擁有與本集團業務具有直接或間接競爭或可能出現競爭之任何業務之權益。

DIRECTORS' INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事之重大合約權益

於本年終或本年內任何時間，本公司或其任何附屬公司並無訂立任何重大合約，及本公司董事均無直接或間接持有該等重大合約之重大權益。

INTERESTS AND SHORT POSITIONS OF SHAREHOLDERS DISCLOSEABLE UNDER THE SFO

So far as is known to the directors of the Company, as at 31 March 2006, the following persons had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO:

根據證券及期貨條例須予披露之股東權益及淡倉

就本公司董事所知，於二零零六年三月三十一日，下列人士於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露之權益或淡倉，或根據證券及期貨條例第336條規定須載於本公司存置之登記冊之權益或淡倉：

Name of Shareholder 股東名稱	Long position/ Short position 好倉／淡倉	Capacity 身份	Number of shares held 持有股份數目	Number of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份數目（本公司非上市股本衍生工具）	Approximate % of the issued share capital of the Company 本公司已發行股本概約百分比
Ms. Ng Yuen Lan, Macy *(Note)* 伍婉蘭女士（附註）	Long position 好倉	Interest of spouse 配偶權益	57,614,948	–	24.28%
Ms. Ng Yuen Lan, Macy *(Note)* 伍婉蘭女士（附註）	Long position 好倉	Interest of spouse 配偶權益	1,600,000	4,000,000	2.36%
Dr. Chan *(Note)* 陳博士（附註）	Long position 好倉	Interest of controlled corporation 受控公司之權益	57,614,948	–	24.28%
Dr. Chan *(Note)* 陳博士（附註）	Long position 好倉	Beneficial owner 實益擁有人	1,600,000	4,000,000	2.36%
Chinaview *(Note)* Chinaview（附註）	Long position 好倉	Interest of controlled corporation 受控公司之權益	57,614,948	–	24.28%
Galaxyway Investments Limited ("Galaxyway") *(Note)* Galaxyway Investments Limited（「Galaxyway」）（附註）	Long position 好倉	Interest of controlled corporation 受控公司之權益	57,614,948	–	24.28%
ITC Corporation Limited ("ITC") *(Note)* 德祥企業集團有限公司（「德祥企業」）（附註）	Long position 好倉	Interest of controlled corporation 受控公司之權益	57,614,948	–	24.28%

Name of Shareholder 股東名稱	Long position/ Short position 好倉／淡倉	Capacity 身份	Number of shares held 持有股份數目	Number of underlying shares (unlisted equity derivatives of the Company) held 持有相關股份數目（本公司非上市股本衍生工具）	Approximate % of the issued share capital of the Company 本公司已發行股本概約百分比
ITC Investment Holdings Limited ("ITC Investment") *(Note)* ITC Investment Holdings Limited (「ITC Investment」)（附註）	Long position 好倉	Interest of controlled corporation 受控公司之權益	57,614,948	–	24.28%
Mankar Assets Limited ("Mankar") *(Note)* Mankar Assets Limited (「Mankar」)（附註）	Long position 好倉	Interest of controlled corporation 受控公司之權益	57,614,948	–	24.28%
Famex Investment Limited ("Famex") *(Note)* 其威投資有限公司（「其威」）（附註）	Long position 好倉	Beneficial owner 實益擁有人	57,614,948	–	24.28%
Deutsche Bank Aktiengesellschaft Deutsche Bank Aktiengesellschaft	Long position 好倉	Security interest 證券權益	20,642,434	–	8.70%
Deutsche Bank Aktiengesellschaft Deutsche Bank Aktiengesellschaft	Long position 好倉	Beneficial owner 實益擁有人	2,774,585	–	1.17%
Christian Emil Toggenburger Christian Emil Toggenburger	Long position 好倉	Beneficial owner 實益擁有人	16,944,541	–	7.14%
Christian Emil Toggenburger Christian Emil Toggenburger	Long position 好倉	Interests held jointly with another persons 與其他人士共同持有之權益	4,400,464	–	1.85%
Aeneas Capital Management LP Aeneas Capital Management LP	Long position 好倉	Investment manager 投資經理	11,896,000	–	5.01%

Note:

Famex is a wholly-owned subsidiary of Mankar. Mankar is a wholly-owned subsidiary of ITC Investment, which in turn is a wholly-owned subsidiary of ITC. Galaxyway, a wholly-owned subsidiary of Chinaview, owns more than one-third of the issued ordinary share capital of ITC. Dr. Chan owns the entire issued share capital of Chinaview. Ms. Ng Yuen Lan, Macy is the spouse of Dr. Chan. Mankar, ITC Investment, ITC, Galaxyway, Chinaview, Dr. Chan and Ms. Ng Yuen Lan, Macy are deemed to be interested in 57,614,948 shares of the Company which are held by Famex. Ms. Ng Yuen Lan, Macy is deemed to be interested in 1,600,000 shares and 4,000,000 underlying shares (in respect of unlisted equity derivatives) of the Company held by Dr. Chan.

附註：

其威為Mankar之全資附屬公司。Mankar為ITC Investment之全資附屬公司，而ITC Investment則為德祥企業之全資附屬公司。Chinaview之全資附屬公司Galaxyway擁有德祥企業已發行普通股本三分之一以上。陳博士擁有Chinaview全部已發行股本。伍婉蘭女士為陳博士之配偶。Mankar、ITC Investment、德祥企業、Galaxyway、Chinaview、陳博士及伍婉蘭女士被視為於其威持有之57,614,948股本公司股份中擁有權益。伍婉蘭女士被視為於陳博士持有本公司1,600,000股股份及4,000,000股相關股份（有關非上市股本衍生工具）中擁有權益。

Save as disclosed above, as at 31 March 2006, there was no other person (other than the directors) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO, or which were recorded in the register required to be kept by the Company under Section 336 of the SFO.

除上文所披露者外，於二零零六年三月三十一日，概無其他人士（董事除外）於本公司股份或相關股份中擁有根據證券及期貨條例第XV部第2及3分部條文而須向本公司披露或根據證券及期貨條例第336條規定載於本公司存置之登記冊之權益或淡倉。

MAJOR CUSTOMERS AND SUPPLIERS

主要客戶及供應商

For the year ended 31 March 2006:

(i) The Group's largest customer and five largest customers accounted for approximately 20.6% and 57.2% respectively of the Group's total turnover.

(ii) The Group's largest supplier and five largest suppliers accounted for approximately 26.8% and 75.0% respectively of the Group's total purchases (not including purchases of items which are of capital nature).

截至二零零六年三月三十一日止年度：

(i) 本集團之最大客戶及五大客戶分別約佔本集團總營業額之20.6%及57.2%。

(ii) 本集團之最大供應商及五大供應商分別約佔本集團總購貨額（不包括屬資本性質之貨品採購）之26.8%及75.0%。

So far as the directors are aware, none of the directors, their associates or any shareholders who owned more than 5% of the Company's share capital had any interests in the five largest customers or suppliers of the Group.

據董事所知，各董事、彼等之聯繫人士或任何擁有本公司股本5%以上之股東，概無於本集團之五大客戶或供應商中擁有任何權益。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SHARES

購買、出售或贖回本公司之上市股份

During the year ended 31 March 2006, there were no purchases, sales or redemptions by the Company, or any of its subsidiaries, of the Company's listed shares.

截至二零零六年三月三十一日止年度，本公司或其任何附屬公司概無購買、出售或贖回本公司之上市股份。

PRE-EMPTIVE RIGHTS

優先購買權

There are no provisions for pre-emptive rights under the Company's Bye-laws or the laws of Bermuda which would oblige the Company to offer new shares on a pro-rata basis to the existing shareholders.

本公司之公司細則或百慕達法例並無任何有關優先購買權之條款，規定本公司須按比例向現有股東提呈發售新股份。

CORPORATE GOVERNANCE

Information on Corporate Governance Practices adopted by the Company is set out in the Corporate Governance Report on pages 21 to 28 of the Annual Report.

SUFFICIENCY OF PUBLIC FLOAT

Based on the information that is publicly available to the Company and within the knowledge of the directors, as at the date of this report, the Company has maintained sufficient public float as required under the Rules Governing the Listing of Securities on the Stock Exchange.

POST BALANCE SHEET EVENTS

Details of the significant post balance sheet events are set out in note 51 to the financial statements.

AUDITORS

A resolution will be proposed at the AGM to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

On behalf of the Board

Dr. Chan Kwok Keung, Charles
Chairman

Hong Kong, 28 July 2006

企業管治

本公司採納之企業管治常規之資料載於本年報第21至第28頁之企業管治報告內。

公眾持股量之充足性

根據可公開查閱之本公司資料，就董事所知，於本報告刊發日期，本公司按聯交所證券上市規則所規定維持充足公眾持股量。

結算日後事項

有關重大結算日後事項之詳情載於財務報表附註第51項。

核數師

董事會將於股東週年大會上提呈重聘德勤•關黃陳方會計師行為本公司核數師之決議案。

代表董事會

主席
陳國強博士

香港，二零零六年七月二十八日

Deloitte.
德勤

德勤 • 關黃陳方會計師行
香港金鐘道88號
太古廣場一座35樓

Deloitte Touche Tohmatsu
35/F One Pacific Place
88 Queensway
Hong Kong

TO THE SHAREHOLDERS OF HANNY HOLDINGS LIMITED
(Incorporated in Bermuda with limited liability)

We have audited the financial statements of Hanny Holdings Limited (the "Company") and its subsidiaries (the "Group") on pages 43 to 157 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The directors are responsible for the preparation of consolidated financial statements which give a true and fair view. In preparing consolidated financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 90 of the Bermuda Companies Act, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the consolidated financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the consolidated financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the consolidated financial statements are free from material misstatement. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

致錦興集團有限公司股東
（於百慕達註冊成立之有限公司）

本核數師行已完成審核刊於第43頁至第157頁按照香港普遍採納之會計準則編製之錦興集團有限公司（「貴公司」）之財務報表。

董事及核數師之個別責任

董事須負責編製真實與公平之財務報表。在編製真實與公平之綜合財務報表時，董事必須貫徹採用合適之會計政策。

本行之責任乃根據本行審核工作之結果，對該等財務報表表達獨立意見，並按照百慕達公司法第90條將本行之意見僅向全體股東報告，且不會用作其他用途。本行概不會就本報告內容向任何其他人士負責或承擔責任。

意見之基礎

本行乃按照香港會計師公會頒佈之香港核數準則進行審核工作。審核範圍包括以抽查方式查核與綜合財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等綜合財務報表時所作之重大估計及判斷，所釐定之會計政策是否適合　貴公司及　貴集團之具體情況，以及是否貫徹應用並足夠地披露該等會計政策。

本行在規劃及進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充分憑證，就該等綜合財務報表是否存有重大錯誤陳述，作出合理確定。在表達本行意見時，本行亦已衡量該等綜合財務報表所載之資料在整體上是否足夠。本行相信，本行之審核工作已能為下列意見建立合理基礎。

OPINION

In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Group at 31 March 2006 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

Deloitte Touche Tohmatsu
Certified Public Accountants
Hong Kong
28 July 2006

意見

本行認為上述綜合財務報表均真實與公平地反映 貴公司及 貴集團於二零零六年三月三十一日之財務狀況及 貴集團於截至該日止年度之虧損及現金流動情況，並已按香港公司條例之披露規定而妥善編製。

德勤•關黃陳方會計師行
執業會計師
香港
二零零六年七月二十八日

Consolidated Income Statement
綜合收益表

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

		NOTES 附註	2006 HK$'000 二零零六年 千港元	2005 HK$'000 (Restated) 二零零五年 千港元 (經重列)
Continuing Operations	持續業務			
Revenue	收入	8	316,638	257,656
Cost of sales	銷售成本		(278,353)	(145,060)
Gross profit	毛利		38,285	112,596
Other income	其他收入	10	116,585	102,646
Distribution and selling expenses	分銷及銷售開支		(2,339)	(12,432)
Administrative expenses	行政開支		(111,342)	(122,317)
Other expenses	其他開支	11	(50,623)	(29,712)
Impairment loss on trademark licenses	商標許可證之減值虧損	23	(164,667)	–
Realization of negative goodwill arising on acquisition of additional interest in an associate	變現收購一間聯營公司額外權益產生之負商譽		–	2,057
Change in fair value of conversion options embedded in convertible notes	可兑換票據中內在之可兑換權之公平價值變動		114,048	–
Finance costs	財務費用	12	(63,466)	(15,155)
Share of results of associates	應佔聯營公司業績		(21,494)	(64,909)
Impairment loss on goodwill arising on acquisition of an associate	收購一間聯營公司產生之商譽減值虧損	13, 25	–	(177,446)
Amortization of goodwill arising on acquisition of associates	攤銷收購聯營公司產生之商譽	25	–	(28,089)
Net gain (loss) on disposal of subsidiaries and associates	出售附屬公司及聯營公司之收益(虧損)淨額	14	921	(15,747)
Loss before income tax	除所得税前虧損		(144,092)	(248,508)
Income tax expense	所得税支出	15	(4,331)	(4,282)
Loss for the year from continuing operations	持續業務之本年度虧損		(148,423)	(252,790)
Discontinued Operations	非持續業務			
Profit for the year from discontinued operations	非持續業務之本年度溢利	16	52,419	152,552
Loss for the year	本年度虧損	17	(96,004)	(100,238)
Attributable to:	應佔:			
Equity holders of the Company	本公司之股本持有人		8,915	(161,862)
Minority interests	少數股東權益		(104,919)	61,624
			(96,004)	(100,238)
Distributions	分派	19	22,463	11,193

		NOTES 附註	2006 HK$'000 二零零六年 千港元	2005 HK$'000 (Restated) 二零零五年 千港元 (經重列)
Earnings (loss) per share	每股盈利(虧損)	20		
From continuing and discontinued operations	來自持續經營及非持續業務			
– Basic	一基本		HK$0.04	HK$(0.82)
– Diluted	一攤薄		HK$0.04	N/A不適用
From continuing operations	來自持續業務			
– Basic	一基本		HK$(0.08)	HK$(1.16)
– Diluted	一攤薄		HK$(0.08)	N/A不適用

Consolidated Balance Sheet
綜合資產負債表

At 31 March 2006 於二零零六年三月三十一日

		NOTES 附註	2006 HK$'000 二零零六年 千港元	2005 HK$'000 (Restated) 二零零五年 千港元 (經重列)
NON-CURRENT ASSETS	非流動資產			
Property, plant and equipment	物業、機器及設備	21	38,567	70,557
Investment properties	投資物業	22	133,000	–
Intangible assets	無形資產	23	–	233,475
Goodwill	商譽	24	6,621	167,908
Interests in associates	聯營公司權益	25	616,871	632,201
Amount due from an associate	應收一間聯營公司款項	25	–	2,197
Loan to an associate	給予一間聯營公司貸款	25	1,331	1,331
Investments in securities	證券投資	26	–	123,534
Available-for-sale investments	可供銷售投資	27	534,045	–
Deposits for acquisition of long-term investments	收購長期投資之按金	29	190,175	35,000
Deferred tax assets	遞延税項資產	40	–	18,418
Club debentures	會所債券		3,595	4,373
			1,524,205	1,288,994
CURRENT ASSETS	流動資產			
Other asset	其他資產	30	–	108,000
Inventories	存貨	31	8,553	587,078
Trade and other receivables	貿易及其他應收款項	32	59,730	761,904
Available-for-sale investments	可供銷售投資	27	73,500	–
Investments held for trading	持作買賣投資	33	421,997	–
Conversion options embedded in convertible notes	可兑換票據中內在之可兑換權	33	231,509	–
Investments in securities	證券投資	26	–	144,435
Short-term loan receivables	應收短期貸款	28	20,162	111,851
Short-term loan receivables from related companies	應收有關連公司之短期貸款	50	159,559	224,233
Margin loan receivables	應收孖展貸款	34	18,680	30,586
Amounts due from associates	應收聯營公司款項	25	2,623	–
Tax recoverable	可退回税項		923	19,855
Pledged bank deposit	已抵押銀行存款	35	19,966	20,014
Bank balances and cash	銀行結存及現金		6,514	359,603
			1,023,716	2,367,559
Assets classified as held for sale	分類為可供銷售資產	16	1,645,259	–
			2,668,975	2,367,559

		NOTES 附註	2006 HK$'000 二零零六年 千港元	2005 HK$'000 (Restated) 二零零五年 千港元 (經重列)
CURRENT LIABILITIES	流動負債			
Trade and other payables	貿易及其他應付款項	36	358,856	1,011,814
Margin loan payables	應付孖展貸款	34	153	253
Bills payable	應付票據	34	422	3,644
Tax payable	應付税項		33,264	91,420
Borrowings – due within one year	借款－一年內到期	37	591,629	85,881
Obligations under finance leases – due within one year	融資租約承擔 －一年內到期	38	–	462
Bank overdrafts	銀行透支	37	33,187	46,978
			1,017,511	1,240,452
Liabilities directly associated with assets classified as held for sale	分類為可供銷售資產之直接相關負債	16	854,328	–
			1,871,839	1,240,452
NET CURRENT ASSETS	流動資產淨值		797,136	1,127,107
TOTAL ASSETS LESS CURRENT LIABILITIES	資產總值減流動負債		2,321,341	2,416,101
NON-CURRENT LIABILITIES	非流動負債			
Borrowings – due after one year	借款－一年後到期	37	95,693	157,470
Amount due to a minority shareholder	應付一位少數股東款項	39	–	2,526
Deferred tax liabilities	遞延税項負債	40	6,325	114
			102,018	160,110
			2,219,323	2,255,991
CAPITAL AND RESERVES	資本及儲備			
Share capital	股本	41	2,372	2,236
Reserves	儲備		1,866,517	1,804,138
Equity attributable to equity holders of the Company	本公司股本持有人應佔股本權益		1,868,889	1,806,374
Minority interests	少數股東權益		350,434	449,617
			2,219,323	2,255,991

The financial statements on pages 43 to 157 were approved and authorized for issue by the Board of Directors on 28 July 2006 and are signed on its behalf by:

董事會已於二零零六年七月二十八日批准及授權刊發第43頁至第157頁之財務報表，並由以下董事代表簽署：

DR. CHAN KWOK KEUNG, CHARLES
CHAIRMAN
陳國強博士
主席

DR. YAP, ALLAN
MANAGING DIRECTOR
YAP, ALLAN博士
董事總經理

Consolidated Statement of Changes in Equity
綜合股東權益變動表

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

		Attributable to equity holders of the Company 本公司股權持有人應佔											
		Share capital HK$'000 股本 千港元	Share premium HK$'000 股份溢價 千港元	Capital reserve HK$'000 (note a) 資本儲備 千港元 (附註a)	Contributed surplus HK$'000 (note c) 實繳盈餘 千港元 (附註c)	Currency translation reserve HK$'000 外幣兌換儲備 千港元	Capital redemption reserve HK$'000 資本贖回儲備 千港元	Investment revaluation reserves HK$'000 投資重估儲備 千港元	Other reserves HK$'000 (note b) 其他儲備 千港元 (附註b)	Retained profits HK$'000 保留溢利 千港元	Total HK$'000 總額 千港元	Minority interests HK$'000 少數股東權益 千港元	Total equity HK$'000 股本總額 千港元
At 1 April 2004	於二零零四年四月一日	1,866	99,221	(21,581)	1,603,329	16,426	592	-	14,448	158,880	1,873,181	405,157	2,278,338
Currency realignment	外幣調整	-	-	-	-	2,475	-	-	-	-	2,475	(4,273)	(1,798)
Share of reserves of associates	應佔聯營公司儲備	-	-	-	-	-	-	-	(14,249)	-	(14,249)	-	(14,249)
Net income (expense) recognized directly in equity	直接於股本權益內確認之收入(支出)淨額	-	-	-	-	2,475	-	-	(14,249)	-	(11,774)	(4,273)	(16,047)
Realized on disposal of subsidiaries	出售附屬公司時變現	-	-	(556)	-	7,842	-	-	(7,810)	-	(524)	-	(524)
Release upon disposal/deemed disposal of interest in associates	出售／視為出售聯營公司權益時撥回	-	-	-	-	-	-	-	(187)	-	(187)	-	(187)
Realized on liquidation of an associate	清算一間聯營公司時變現	-	-	-	-	27	-	-	-	-	27	-	27
(Loss) profit for the year, as restated	本年度(虧損)溢利(經重列)	-	-	-	-	-	-	-	-	(161,862)	(161,862)	61,624	(100,238)
Total recognized income and expense for the year	本年度已確認收入及開支總額	-	-	(556)	-	10,344	-	-	(22,246)	(161,862)	(174,320)	57,351	(116,969)
Issue of shares	發行股份	370	118,976	-	-	-	-	-	-	-	119,346	-	119,346
Share issue expenses	發行股份支出	-	(640)	-	-	-	-	-	-	-	(640)	-	(640)
Dividend paid	繳訖股息	-	-	-	-	-	-	-	-	(11,193)	(11,193)	-	(11,193)
Acquisition of further interest in a subsidiary	收購一間附屬公司其他權益時產生	-	-	-	-	-	-	-	-	-	-	(12,891)	(12,891)
Transfer	轉撥	-	-	-	(155,127)	-	-	-	-	155,127	-	-	-
At 31 March 2005, as restated	於二零零五年三月三十一日(經重列)	2,236	217,557	(22,137)	1,448,202	26,770	592	-	(7,798)	140,952	1,806,374	449,617	2,255,991
Effect of adoption of new accounting policies *(note 3)*	採納新會計政策之影響(附註3)	-	-	22,137	-	-	-	-	11,947	22,100	56,184	-	56,184
At 1 April 2005 – as restated	於二零零五年四月一日－經重列	2,236	217,557	-	1,448,202	26,770	592	-	4,149	163,052	1,862,558	449,617	2,312,175
Currency realignment	外幣調整	-	-	-	-	(739)	-	-	-	-	(739)	4,897	4,158
Share of reserves of associates	應佔聯營公司儲備	-	-	-	-	-	-	(642)	8,246	-	7,604	-	7,604
Fair value change in available-for-sale investments	可供銷售投資之公平價值變更	-	-	-	-	-	-	(31,856)	-	-	(31,856)	-	(31,856)

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

		Attributable to equity holders of the Company 本公司股權持有人應佔											
		Share capital HK$'000 股本 千港元	Share premium HK$'000 股份溢價 千港元	Capital reserve HK$'000 (note a) 資本儲備 千港元 (附註a)	Contributed surplus HK$'000 (note c) 實繳盈餘 千港元 (附註c)	Currency translation reserve HK$'000 外幣兌換儲備 千港元	Capital redemption reserve HK$'000 資本贖回儲備 千港元	Investment revaluation reserves HK$'000 投資重估儲備 千港元	Other reserves HK$'000 (note b) 其他儲備 千港元 (附註b)	Retained profits HK$'000 保留溢利 千港元	Total HK$'000 總額 千港元	Minority interests HK$'000 少數股東權益 千港元	Total equity HK$'000 股本總額 千港元
Net income (expense) recognized directly in equity	直接於股本權益內確認之收入(支出)淨額	-	-	-	-	(739)	-	(32,498)	8,246	-	(24,991)	4,897	(20,094)
Arising on acquisition of interest in a subsidiary	出售一間附屬公司權益時產生	-	-	-	-	-	-	-	-	-	-	559	559
Realized on disposal of subsidiaries	出售附屬公司時變現	-	-	-	-	569	-	-	-	-	569	280	849
Realized on disposal of an associate	出售一間聯營公司時變現	-	-	-	-	-	-	-	(2,463)	-	(2,463)	-	(2,463)
(Loss) profit for the year	本年度(虧損)溢利	-	-	-	-	-	-	-	-	8,915	8,915	(104,919)	(96,004)
Total recognized income and expense for the year	本年度已確認收入及開支總額	-	-	-	-	(170)	-	(32,498)	5,783	8,915	(17,970)	(99,183)	(117,153)
Issue of shares	發行股份	100	34,050	-	-	-	-	-	-	-	34,150	-	34,150
Issue of shares upon scrip dividend	繳訖股息	36	12,578	-	-	-	-	-	-	-	12,614	-	12,614
Distributions	分派	-	-	-	-	-	-	-	-	(22,463)	(22,463)	-	(22,463)
At 31 March 2006	於二零零六年三月三十一日	2,372	264,185	-	1,448,202	26,600	592	(32,498)	9,932	149,504	1,868,889	350,434	2,219,323

Notes:

(a) Capital reserve represents the goodwill arising on acquisitions of subsidiaries and associates prior to 1 April 2001.

(b) Other reserves represent the goodwill reserve and other reserves of the Group's associates shared by the Group prior to 1 April 2005. The goodwill and other reserves of HK$11,947,000 as at 31 March 2005 was transferred to retained profits as at 1 April 2005 in accordance with the transitional provision of HKFRS 3.

(c) The contributed surplus of the Company at the respective balance sheet date represented:

(i) the credit arising from the transfer of the share premium account of the Company as at 20 February 1998 and 19 February 2003 to the contributed surplus account of the Company;

(ii) the credit arising from the reduction of the nominal value of the shares of the Company in 1999 and 2003; and

(iii) a balance as reduced by amounts transferred to the deficit account to eliminate the deficit of the Group as at 31 January 2000, 31 January 2001, 20 March 2003 and 31 March 2005.

附註：

(a) 資本儲備指於二零零一年四月一日前進行收購附屬公司及聯營公司時產生之商譽。

(b) 其他儲備指本集團於二零零五年四月一日前應佔本集團聯營公司之商譽儲備及其他儲備。於二零零五年三月三十一日之商譽及其他儲備11,947,000港元已根據香港財務報告準則第3號之過渡性條文轉撥往於二零零五年四月一日之保留溢利。

(c) 本公司於各結算日之實繳盈餘指：

(i) 本公司於一九九八年二月二十日及二零零三年二月十九日將股份溢價賬轉撥往本公司之實繳盈餘賬所產生之進賬；

(ii) 於一九九九年及二零零三年削減本公司股份面值所產生之進賬；及

(iii) 減去轉撥往虧絀賬以抵銷本集團分別於二零零零年一月三十一日、二零零一年一月三十一日、二零零三年三月二十日及二零零五年三月三十一日之虧絀金額之結餘。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* (Restated) 二零零五年 千港元 (重列)
OPERATING ACTIVITIES	經營業務		
Loss for the year	年度虧損	(96,004)	(100,238)
Adjustments for:	調整:		
Interest income	利息收入	(44,398)	(22,651)
Finance costs	財務費用	75,894	18,198
Income tax expense	所得稅開支	53,669	117,397
Increase in fair value of conversion options embedded in convertible notes	可兌換票據內存兌換權之公平價值增加	(114,048)	–
Share of results of associates	應佔聯營公司業績	21,494	64,909
Impairment loss on goodwill arising on acquisition of an associate	收購一間聯營公司產生之商譽之減值虧損	–	177,446
Impairment loss on trademark licenses	商標許可證之減值虧損	164,667	–
Impairment loss on available-for-sale investments	可供銷售投資之減值虧損	49,845	–
Impairment loss on club debentures	會所債券之減值虧損	778	–
Amortization of goodwill arising from acquisition of associates	收購聯營公司產生之商譽攤銷	–	28,089
Net (gain) loss on disposal of subsidiaries and associates	出售附屬公司及聯營公司之(收益)虧損淨額	(921)	15,747
Net unrealized holding gain on other investments	所持其他投資之未變現收益淨額	–	(17,223)
Increase in fair value of investments held for trading	持作買賣投資之公平價值增加	(43,313)	–
Allowance for (reversal of allowance for) margin loan receivables	應收孖展貸款準備(準備回撥)	4,922	(2,387)
Realization of negative goodwill arising on acquisition of an associate	變現收購一間聯營公司之負商譽	–	(8)
Amortization of intangible assets	無形資產攤銷	806	51,066
Allowance for slow moving and obsolete inventories	滯銷及陳舊存貨準備	75,732	25,588
Allowance for bad and doubtful debts	呆壞賬準備	16,672	22,269
Depreciation and amortization of property, plant and equipment	物業、機器及設備折舊及攤銷	13,804	19,785
Allowance for loan receivables	應收貸款準備	11,542	8,338
Loss on disposal of property, plant and equipment	出售物業、機器及設備之虧損	2,736	1,098
Net loss on disposal of investment securities	出售投資證券之虧損淨額	–	29,712
Realization of negative goodwill arising on acquisition of additional interest in an associate	變現收購一間聯營公司額外權益所產生之負商譽	–	(2,057)

		2006 HK$'000 二零零六年 千港元	2005 HK$'000 (Restated) 二零零五年 千港元 (經重列)
Operating cash flows before movements in working capital	營運資金變動前之經營現金流量	193,877	435,078
Decrease in other asset	其他資產減少	108,000	37,085
(Increase) decrease in inventories	存貨(增加)減少	(113,068)	262,639
Increase in trade and other receivables	貿易及其他應收款項增加	(70,193)	(36,899)
(Increase) decrease in investments held for trading/other investments	持作買賣投資／其他投資(增加)減少	(214,890)	13,623
Decrease in margin loan receivables	應收孖展貸款減少	9,945	4,174
Increase (decrease) in trade and other payables	貿易及其他應付款項增加(減少)	46,790	(260,297)
Decrease in margin loan payables	應付孖展貸款減少	(100)	(587)
Decrease in bills payable	應付票據減少	(3,222)	(1,295)
Cash (used in) generated from operations	經營業務(動用)產生之現金	(42,861)	453,521
Interest and finance charges paid	繳訖利息及財務費用	(59,891)	(8,369)
Overseas tax paid	繳訖海外稅項	(132,172)	(43,607)
Hong Kong Profits Tax (paid) refunded	(支付)退還香港利得稅	(662)	386
NET CASH (USED IN) FROM OPERATING ACTIVITIES	經營業務(動用)產生之現金淨額	(235,586)	401,931

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

		NOTES 附註	2006 HK$'000 二零零六年 千港元	2005 HK$'000 (Restated) 二零零五年 千港元 (重列)
INVESTING ACTIVITIES	投資業務			
Repayment of short-term loan receivables	償還短期應收貸款		234,543	29,588
Decrease (increase) in pledged bank deposits	已抵押銀行存款減少(增加)		48	(20,014)
Interest received	收訖利息		40,573	18,123
Amounts (repaid to) advanced by associates	(償還)聯營公司墊款／向聯營公司墊款		(4,166)	14,256
Disposal of subsidiaries	出售附屬公司	43	2,819	7,353
Proceeds from disposal of property, plant and equipment	出售物業、機器及設備所得款項		365	1,274
Increase in short-term loan receivables	應收短期貸款增加		(31,802)	(105,755)
Acquisition of interest in associates	出售聯營公司權益		(24,123)	(44,148)
Purchase of property, plant and equipment	購買物業、機器及設備		(15,470)	(14,229)
Acquisition of available-for-sale investments/ investment securities	收購可供銷售投資／證券投資		(33,176)	(123,348)
Proceeds from disposal of investment securities	出售證券投資所得款項		–	150,255
Repayment of short-term loan receivable from a related company	一間關聯公司應收短期貸款償還		131,693	32,890
Dividend received from an associate	收訖聯營公司股息		1,542	4,668
Increase in short-term loan receivable from a related company	來自關聯公司應收短期貸款增加		(92,324)	(89,758)
Proceeds from disposal of an associate	出售聯營公司所得款項		1,750	10
Deposits paid for acquisition of long-term investments	支付收購長期投資按金		(155,175)	(35,000)
Acquisition of an interest in subsidiaries	收購附屬公司權益	42	(42,389)	–
Acquisition of additional interest in subsidiaries	收購附屬公司額外權益		–	(37,320)
Redemption (acquisition) of unlisted debt security	贖回(收購)非上市債務證券		12,000	(12,000)
Purchase of convertible notes	購入可兑換票據		(650,000)	–
NET CASH USED IN INVESTING ACTIVITIES	投資業務動用之現金淨額		(623,292)	(223,155)

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* (Restated) 二零零五年 千港元 (重列)
FINANCING ACTIVITIES	融資業務		
Bank loans raised	新增銀行貸款	976,527	886,161
Other loans raised	新增其他貸款	783,000	10,000
Net proceeds from issue of shares	發行股份所得款項	34,150	118,500
Repayments of bank loans	償還銀行貸款	(855,136)	(1,010,697)
Repayments of other loans	償還其他貸款	(384,241)	–
Repayments of obligations under finance leases	償還融資租約承擔	(462)	(1,070)
Repayment to a minority shareholder	償還一位少數股東款項	–	(10)
Dividends paid	繳訖股息	(9,850)	(10,987)
NET CASH FROM (USED IN) FINANCING ACTIVITIES	融資業務產生(動用)之現金淨額	543,988	(8,103)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	現金及現金等額(減少)增加淨額	(314,890)	170,673
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	年初之現金及現金等額	312,625	141,094
EFFECT OF FOREIGN EXCHANGE RATE CHANGES	滙率變動之影響	1,608	858
CASH AND CASH EQUIVALENTS AT END OF THE YEAR	年終之現金及現金等額	(657)	312,625
ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS	現金及現金等額結存分析		
Bank balances and cash	銀行結存及現金	6,514	359,603
Bank overdrafts	銀行透支	(33,187)	(46,978)
Bank balances and cash classified as assets held for sale	分類為可供銷售資產之銀行結存及現金	26,016	–
		(657)	312,625

1. GENERAL

The Company was incorporated in Bermuda on 3 September 1991 as an exempted company with limited liability under the Companies Act 1981 of Bermuda (as amended) and its shares are listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"). The address of the registered office of the Company is Clarendon House, 2 Church Street, Hamilton HM11, Bermuda and the address of the principal place of business of the Company is 8th Floor, Paul Y. Centre, 51 Hung To Road, Kwun Tong, Kowloon, Hong Kong.

During the year, the Group was principally engaged in trading of computer related products, consumer electronic products, securities trading and property development, investment and trading.

As set out in Note 16, the business of trading of computer related products was disposed of and the business of trading of consumer electronic products was discontinued subsequent to the balance sheet date.

The financial information are presented in Hong Kong Dollars, which is the same as the functional currency of the Company.

1. 一般事項

本公司於一九九一年九月三日在百慕達根據百慕達一九八一年公司法(經修訂)以豁免有限公司形式註冊成立，其股份於香港聯合交易所有限公司(「聯交所」)上市。本公司註冊辦事處之地址為Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda，而本公司主要營業地點之地址為香港九龍觀塘鴻圖道51號保華企業中心8樓。

於本年度，本集團主要從事電腦相關產品、消費電子產品貿易、證券買賣以及物業發展、投資及買賣。

如附註16所載列，在結算日後，電腦相關產品貿易已被出售，而消費電子產品貿易業務已終止。

財務報表乃以港元呈列，而港元為本公司之功能貨幣。

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS

In the current year, the Group has applied, for the first time, a number of new Hong Kong Financial Reporting Standards ("HKFRSs"), Hong Kong Accounting Standards ("HKASs") and Interpretations (hereinafter collectively referred to as "new HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA") that are effective for accounting periods beginning on or after 1 January 2005. The application of the new HKFRSs has resulted in a change in the presentation of the income statement, balance sheet and the statement of changes in equity. In particular, the presentation of minority interests and share of tax of associates and discontinued operations have been changed under HKAS 1 "Presentation of Financial Statements". The changes in presentation have been applied retrospectively. The adoption of the new HKFRSs has resulted in changes to the Group's accounting policies in the following areas that have an effect on how the results for the current and prior accounting years are prepared and presented (see Note 3 for the financial impact).

2. 會計政策變動／應用香港財務報告準則

於本年度，本集團首次採納多項由香港會計師公會(「香港會計師公會」)頒佈並對二零零五年一月一日或其後開始之會計期間生效之新香港財務報告準則(「香港財務報告準則」)、香港會計準則(「香港會計準則」)及詮釋(下文統稱為「新香港財務報告準則」)。採用新香港財務報告準則導致收益表、資產負債表及股東權益變動表之呈列方式變更，特別是少數股東權益與應佔聯營公司及非持續業務之稅項之呈列方式已根據香港會計準則第1號「財務報表之呈列方式」而更改。有關呈列方式之變動已被追溯採納。採納新香港財務報告準則亦導致本集團於以下範圍之會計政策有變，而本會計年度或前會計年度之業績編製及呈列方式亦因而受到影響(財務影響見附註3)：

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Business Combinations

In the prior year, the Group has applied HKFRS 3 Business Combinations which is effective for business combinations for which the agreement date is on or after 1 January 2005. On 1 April 2005, the Group has applied the transitional provision of HKFRS 3 in relation to goodwill and negative goodwill arising from business combinations for which the agreement date is before 1 January 2005 previously recognized and brought forward as at 1 January 2005 and the principal effects are summarized below:

Goodwill

In previous periods, goodwill arising on acquisitions prior to 1 April 2001 was held in reserves, and goodwill arising on acquisitions after 1 April 2001 was capitalized and amortized over its estimated useful life. The Group has applied the relevant transitional provisions in HKFRS 3 (the "Transitional Provision"). Goodwill previously recognized in reserves has been transferred to the Group's retained profits on 1 April 2005. With respect to goodwill arising on acquisitions after 1 April 2001 which previously capitalized on the balance sheet and included in intangible assets or included in interests in associates, the Group has discontinued amortizing such goodwill from 1 April 2005 onwards and goodwill will be tested for impairment at least annually. Goodwill arising on acquisitions after 1 January 2005 is measured at cost less accumulated impairment losses after initial recognition. As a result of this change in accounting policy, no amortization of goodwill has been charged for the year ended 31 March 2006. In accordance with the Transitional Provision, the Group has transferred goodwill previously held in capital reserves and other reserves of approximately HK$22,566,000 and HK$11,947,000 respectively to retained profits as at 1 April 2005 (see Note 3 for the financial impact).

2. 會計政策變動／應用香港財務報告準則（續）

業務合併

在上年度，本集團已採納香港財務報告準則第3號業務合併而對日期為二零零五年一月一日或以後業務合併的協議有效。於二零零五年四月一日，本集團已採納香港財務報告準則第3號的過渡性條文，適用於有關協議日期為二零零五年一月一日之前已確認的商譽及負商譽，並結轉往二零零五年一月一日，其主要影響概述如下：

商譽

於過往期間，於二零零一年四月一日前因收購而產生之商譽保留在儲備，而於二零零一年四月一日後因收購而產生之商譽則資本化，並按其估計可使用年期攤銷。本集團已採納香港財務報告準則第3號之相關過渡性條文（「過渡性條文」）。先前於儲備中確認之商譽已於二零零五年四月一日轉撥至保留溢利。就先前於二零零一年四月一日後收購而產生之商譽於資產負債表資本化並已計入在無形資產或應佔聯營公司內而言，本集團由二零零五年四月一日起已不再將有關商譽攤銷，而商譽將最少每年進行一次減值測試。二零零五年一月一日後因收購而產生之商譽於首次確認後按成本值減累計減值虧損後入賬。此項會計政策之變動截至二零零六年三月三十一日止年度並無商譽攤銷。根據過渡性條文，本集團已於二零零五年四月一日將先前分別於資本儲備及其他儲備保留之約22,566,000港元及11,947,000港元商譽轉撥至保留溢利（財務影響見附註3）。

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Business Combinations *(Continued)*

Excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost (previously known as "negative goodwill")

In accordance with HKFRS 3, any excess of the Group's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over the cost of acquisition is recognized immediately in profit or loss in the period in which the acquisition takes place. In previous periods, negative goodwill arising on acquisitions prior to 1 April 2001 of approximately HK$429,000 was held in capital reserve and negative goodwill arising on acquisitions after 1 April 2001 of approximately HK$225,000 was presented as a deduction from interest in associates and released to income based on an analysis of the circumstances from which the balance resulted. In accordance with the Transitional Provision, the Group has derecognized all discount on acquisition as at 1 April 2005 of which negative goodwill of approximately HK$429,000 previously recorded in capital reserve, and approximately HK$225,000 previously presented as a deduction from interests in associates (see Note 3 for the financial impact).

Intangible assets

In previous periods, intangible assets were amortized over their estimated useful lives. For the period beginning on 1 April 2005, the Group applies, for the first time, HKAS 38 "Intangible Assets" which requires intangible assets to be assessed at the individual asset level as having either finite or indefinite life. A finite-life intangible asset is amortized over its estimated useful life whereas an intangible asset with an indefinite useful life is carried at cost less accumulated impairment losses (if any). Intangible assets with indefinite lives are not subject to amortization but are tested for impairment annually or more frequently when there are indications of impairment. In accordance with the transitional provisions in HKAS 38, the Group reassessed the useful lives of its intangible assets on 1 April 2005 and concluded that certain trademark licenses with a total carrying amount of HK$226,687,000 recognized under the predecessor accounting standard have indefinite useful lives. The Group has applied the revised useful lives prospectively and discontinued amortizing intangible assets with indefinite useful lives from 1 April 2005. No amortization has been charged in relation to intangible assets with indefinite useful lives for the year ended 31 March 2006. As a result of this change in accounting estimate, amortization charge for the year ended 31 March 2006 has decreased by approximately HK$4,566,000. Comparative figures have not been restated.

2. 會計政策變動／應用香港財務報告準則（續）

業務合併（續）

本集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出成本之差額（前稱為「負商譽」）

根據香港財務報告準則第3號，本集團於被收購公司之可識別資產、負債及或然負債公平淨值中之權益超出收購成本之任何差額乃於收購發生期間即時確認損益。於過往期間，於二零零一年四月一日前因收購而產生之負商譽約429,000港元保留在資本儲備，而二零零一年四月一日後因收購而產生之負商譽約225,000港元已列作從聯營公司權益中扣減，並將根據產生有關結餘之情況之分析回撥為收益。根據過渡性條文，本集團不再確認於二零零五年四月一日之所有收購折舊，其中負商譽約429,000港元原先記入資本儲備，而約225,000港元原先呈列作從聯營公司權益中扣減（財務影響見附註3）。

無形資產

於以往期間，無形資產乃於其估計可用年期內攤銷。由二零零五年四月一日開始之期間起，本集團首次應用香港會計準則38號「無形資產」，其規定無形資產主要按個別資產之有限或無限年期予以評估。有限年期之無形資產乃按其估計可用年期內攤銷，而無限年期之無形資產則按成本減累計減值虧損（如有）列賬。無限年期之無形資產毋須攤銷，惟須每年進行減值測試，或於情況顯示有減值時更頻密地進行減值測試。根據香港會計準則38號之過渡條文，本集團已於二零零五年四月一日重新評估其無形資產可用年期，其結論為根據以往之會計準則確認之總賬面值為226,687,000港元之若干商標許可證有無限可用年期。本集團已應用經修訂可用年期，並從二零零五年四月一日起停止對無限可用年期之無形資產作攤銷。截至二零零六年三月三十一日止年度，並無就無限可用年期之無形資產作攤銷。鑑於此項會計估計之變動，截至二零零六年三月三十一日止年度之攤銷開支已減少約4,566,000港元。比較數字並無重列。

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Owner-occupied Leasehold Interest in Land

In previous periods, owner-occupied leasehold land and buildings were included in property, plant and equipment measured using a combination of revaluation model. In the current year, the Group has applied HKAS 17 "Leases". Under HKAS 17, the land and buildings elements of a lease of land and buildings are considered separately for the purposes of lease classification, unless the lease payments cannot be allocated reliably between the land and buildings elements, in which case, the entire lease is generally treated as a finance lease. To the extent that the allocation of the lease payments between the land and buildings elements can be made reliably, the leasehold interests in land are reclassified to prepaid lease payments under operating leases, which are carried at cost and amortized over the lease term on a straight-line basis. As no reliable allocation between the land and buildings elements can be made, the leasehold interests in land continue to be accounted for as property, plant and equipment and the adoption of this accounting policy has had no impact on the consolidated financial statements.

Financial Instruments

In the current year, the Group has applied HKAS 32 "Financial Instruments: Disclosure and Presentation" and HKAS 39 "Financial Instruments: Recognition and Measurement". HKAS 32 requires retrospective application. The adoption of HKAS 32 has had no material effect on the presentation of financial instruments in the financial statements of the Group. HKAS 39, which is effective for accounting periods beginning on or after 1 April 2005, generally does not permit to recognize, derecognize or measure financial assets and liabilities on a retrospective basis. The principal effects on the Group as a result of implementation of HKAS 39 are summarized below:

Classification and measurement of financial assets and financial liabilities

The Group has applied the relevant transitional provisions in HKAS 39 with respect to classification and measurement of financial assets and financial liabilities that are within the scope of HKAS 39.

2. 會計政策變動／應用香港財務報告準則（續）

業主自用租賃土地權益

於過往期間，業主自用租賃土地及樓宇乃計入物業、機器及設備，並以重估模式計算。於本年度，本集團採納香港會計準則第17號「租約」。根據香港會計準則第17號，就租賃分類目的而言，土地及樓宇租賃中之土地及樓宇部份均被視作獨立部份，除非不能可靠地分配土地及樓宇部份之租金付款，在此情況下，整項租約一般被視為融資租約。若能可靠地分配土地及樓宇部份之租金付款，則於土地之租賃權益乃重新歸類為經營租約之預付租金付款，以成本值入賬，並於租賃期內按直線基準攤銷。由於土地及樓宇部份沒有可靠地分配土地之租賃權益繼續計作物業、機器及設備入賬，而採納此會計政策對綜合財務報表並無影響。

財務工具

於本年度，本集團採納香港會計準則第32號「財務工具：披露及呈列」及香港會計準則第39號「財務工具：確認及計量」。香港會計準則第32號規定須作追溯採納。採納香港會計準則第32號對財務工具在本集團財務報表之呈列方式並無重大影響。於二零零五年四月一日或以後開始之會計期間生效之香港會計準則第39號，一般不允許追溯確認、不予確認或計量財務資產及負債。落實香港會計準則第39號對本集團之主要影響概列如下：

財務資產及財務負債之分類及計量

本集團已採納香港會計準則第39號之相關過渡性條文，內容是有關屬於香港會計準則第39號範疇內之財務資產及財務負債之分類及計量。

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Financial Instruments *(Continued)*

Debts are equity securities previously accounted for under the benchmark treatment of SSAP 24

On or before 31 March 2005, the Group classified and measured its investments in debt and equity securities in accordance with the benchmark treatment of Statement of Standard Accounting Policies No 24 "Accounting for Investment in Securities" ("SSAP 24"). Under SSAP 24, investments in debt or equity securities are classified as "investment securities", "other investments" or "held-to-maturity investments" as appropriate. "Investment securities" are carried at cost less any identified impairment losses while "other investments" are measured at fair value, with unrealized gains or losses included in the profit or loss. Held-to-maturity investments are carried at amortized cost less any identified impairment losses. From 1 April 2005 onwards, the Group classifies and measures its investments in debt and equity securities in accordance with HKAS 39. Under HKAS 39, financial assets are classified as "financial assets at fair value through profit and loss", "available-for-sale financial assets", "loans and receivables", or "held-to-maturity investments". "Financial assets at fair value through profit and loss" and "available-for-sale financial assets" are carried at fair value, with changes in fair values recognized in profit and loss and equity, respectively. "Loans and receivables" and "held-to-maturity investments" are measured at amortized cost using the effective interest method (see Note 3 for the financial impact).

On 1 April 2005, the Group classified and measured its investments in equity securities in accordance with the transitional provisions of HKAS 39. As a result, "investments in securities" amounted to HK$123,534,000 and HK$144,435,000 have been classified as "available-for-sale investments" and "investments held for trading", respectively. On 1 April 2005, unquoted equity investments of which their fair value cannot be determined reliably are carried at cost less impairment (see Note 3 for the financial impact).

2. 會計政策變動／應用香港財務報告準則（續）

財務工具（續）

先前按照會計實務準則第24號基準處理方法入賬之股本證券

於二零零五年三月三十一日或以前，本集團乃按照會計實務準則「證券投資之會計處理」）（「會計實務準則第24號」）之基準處理方法來分類及計量其債務及股本證券。根據會計實務準則第24號，債務或股本證券投資乃分類列作「投資證券」、「其他投資」或「持至期滿日投資」（如適用）。「投資證券」按成本值減已確認減值虧損列賬，而「其他投資」則按公平價值估量，並將未變現收益或虧損計入損益。持至期滿日投資以攤銷成本減已確認減值虧損列賬。自二零零五年四月一日起，本集團根據香港會計準則第39號分類及計量其債務及股本證券。根據香港會計準則第39號，財務資產乃分類列作「按公平價值列賬並在損益表內處理之財務資產」、「可供出售財務資產」、「貸款及應收款項」或「持至期滿日投資」。「按公平價值列賬並在損益表內處理之財務資產」及「可供出售財務資產」按公平價值列賬，而有關公平價值之變動則分別於損益及股東權益中確認。「貸款及應收款項」及「持至期滿日投資」利用實際利息法計算之已攤銷成本計量（財務影響見附註3）。

於二零零五年四月一日，本集團已根據香港會計準則第39號之過渡性條文分類及計量其在股本證券的投資。因此，金額為123,534,000港元及144,435,000港元的「證券投資」已分別被分類為「可供銷售投資」及「持作買賣投資」。於二零零五年四月一日，如非上市股本投資之公平價值不能可靠地決定，則會以成本減減值列賬（財務影響見附註3）。

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Financial Instruments *(Continued)*

Financial assets and financial liabilities other than debt and equity securities

From 1 April 2005 onwards, the Group has classified and measured its financial assets and financial liabilities other than debt and equity securities (which were previously outside the scope of SSAP 24) in accordance with the requirements of HKAS 39. As mentioned above, financial assets under HKAS 39 are classified as "financial assets at fair value through profit or loss", "available-for-sale financial assets", "loans and receivables" or "held-to-maturity financial assets". Financial liabilities are generally classified as "financial liabilities at fair value through profit or loss" or "other financial liabilities". Other financial liabilities are carried at amortized cost using the effective interest method. The adoption of HKAS 39 has had no material effect to the financial assets and financial liabilities as at 1 April 2005 other than debt and equity securities of the Group.

Derivatives

From 1 April 2005 onwards, all derivatives that are within the scope of HKAS 39 are required to be carried at fair value at each balance sheet date regardless they are deemed as held for trading or designated as effective hedging instruments. For derivatives that are deemed as held for trading, changes in fair values are recognized in profit or loss for the period in which they arise.

In the prior years, gain on disposal on 17.5% interest in a subsidiary has been deferred as the Group has written a put option to the purchaser which provides an option to the purchaser to put the 17.5% equity interest back to the Group at a fixed price. The put option has an exercise period of three years from the date of original disposal in December 2003. The put option constitutes a financial derivative which was required to be measured at fair value upon application of HKAS 39.

In addition to the conversion options embedded in the debt instrument in respect of convertible notes set out below, the Group reassesses the fair value of the put option written by the Group in respect of the 17.5% equity interest of a subsidiary and restated the put option at fair value on 1 April 2005 with the corresponding adjustment of HK$28,594,000 credited to retained earnings (see Note 3 for the financial impact).

2. 會計政策變動／應用香港財務報告準則（續）

財務工具（續）

除債務及股本證券以外之財務資產及財務負債

由二零零五年四月一日起，本集團根據香港會計準則第39號之規定，對除債務及股本證券以外之財務資產及財務負債（以往不在會計實務準則第24號之範疇內）進行分類及計量。如上文所述，根據香港會計準則第39號，財務資產乃分類為「按公平價值列賬並在損益表內處理之財務資產」、「可供銷售之財務資產」、「貸款及應收款項」或「持至期滿日財務資產」。財務負債一般分類為「按公平價值列賬並在損益表內處理之財務負債」或「其他財務負債」。其他財務負債按使用實際利息法計算之已攤銷成本列賬。除債務及股本證券外，採納香港會計準則第39號對本集團於二零零五年四月一日之財務資產及財務負債並無重大影響。

衍生工具

自二零零五年四月一日起，在香港會計準則第39號範疇下之所有衍生工具，不論是否被視為持作買賣或指定作為有效對沖工具，均須於各結算日按公平價值列賬。就視為持作買賣之衍生工具而言，公平價值之變動乃於其產生之期間在損益賬確認。

於過往年度，由於本集團已向買方授出之認沽權，授予賣方權利以將17.5%股權按固定價格退還給本集團，故有關出售於一間附屬公司之17.5%權益所得收益獲遲延。該項認沽權之行使期限自於二零零三年十二月進行最初出售之日起計，為期三年。該項認沽灌包括於應用香港會計準則第39號後將須按公平價值計量之金融衍生工具。

除就有關下文所載之可兑換票據之債務工具所附帶之兑換權外，本集團重估本集團就有關於附屬公司之17.5%股權而授出認沽權之公平價值，並於二零零五年四月一日按公平價值重列認沽權，相應調整金額28,594,000港元已計入保留溢利（見財務影響附註3）。

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Financial Instruments *(Continued)*

Investment in convertible notes

From 1 April 2005 onwards, the Group has applied HKAS 39 to the convertible notes, which comprise of a conversion option embedded in a debt instrument, it acquired during the year ended 31 March 2006. In accordance with HKAS 39, the conversion option embedded in the debt instrument is accounted for separately as a derivative deemed as held for trading. Changes in fair value of the conversion options are recognized directly in profit or loss. The debt component is designated as "available-for-sale investments" with fair value changes recognized directly in equity (see Note 3 for the financial impact).

Non-current assets held for sale and discontinued operations

In the current year, the Group has, for the first time, applied HKFRS 5 "Non-Current Assets Held for Sale and Discontinued Operations" ("HKFRS 5"). HKFRS 5 requires an entity to classify a non-current asset (or disposal group) as held for sale if its carrying amount will be recovered principally through a sale transaction rather than continuing use. The assets classified as held for sale should be measured at the lower of carrying amount and fair value, less costs to sell. The Group has applied the relevant transitional provisions in HKFRS 5 and elected to apply HKFRS 5 prospectively to non-current assets (or disposal groups) that meet the criteria of held for sale and operations that meet the criteria to be classified as discontinued on or after 1 April 2005. In the current year, assets with carrying amounts of HK$1,645,259,000 and the associated liabilities with carrying amounts of HK$854,328,000 have been classified as "assets held for sale" and "liabilities associated with assets classified as held for sale", respectively. Comparative consolidated income statement is also represented for discontinued operations.

2. 會計政策變動／應用香港財務報告準則（續）

財務工具（續）

於可換股票據之投資

自二零零五年四月一日起，本集團對於截至二零零六年三月三十一日止年度收購之可換股票據已採納香港會計準則第39號。根據香港會計準則第39號，若可換股票據之換股權部份屬於內在衍生工具，則須與可換股票據分開列賬，並於首次確認時以及於其後之報告日期按公平價值計量。有關換股權之公平價值乃使用有關期權定價模式於認購可換股票據當日以及其後之報告日期作出估計。非上市可換股票據換股權之公平價值變動乃於溢利及虧損淨額直接確認。（財務影響見附註3）。

持有作出售之非流動資產及非持續業務

於本年度，本集團首次應用香港財務報告準則第5號「持有作出售之非流動資產及非持續業務」（「香港財務報告準則第 5號」）。香港財務報告準則第5號規定，倘非流動資產之賬面值將可透過一項出售交易（而非持續使用）收回主要部分，則實體應將有關非流動資產（或出售組別）劃分為持有作出售之資產，而該等資產應根據其賬面值及公平價值之較低者，扣除出售成本後計算。本集團已應用香港財務報告準則第5號之相關過渡性條文，並決議對於二零零五年四月一日或以後被列為符合已終止經營條件之持有作出售業務採用香港財務報告準則第5號。於本年度，賬面值為1,645,259,000港元之資產及賬面值為854,328,000港元之關聯負債已分別分類為「可供銷售資產」及與「可供銷售資產相關之負債」。

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Share-based payment

From 1 April 2005 onwards, the Group has applied HKFRS 2 "Share-based payment" which requires an expense to be recognized where the Group buys goods or obtains services in exchange for shares or rights over shares ("equity-settled transactions"), or in exchange for other assets equivalent in value to a given number of shares of rights over shares ("cash-settled transactions"). The principal impact of HKFRS 2 on the Group is in relation to the expensing of the fair value of directors' and employees' share options of the Company and its subsidiaries determined at the date of grant of the share options over the vesting period. Prior to the application of HKFRS 2, the Group did not recognize the financial effect of these share options until they were exercised. In relation to shares granted before 1 April 2005, the Group has not applied HKFRS 2 to shares granted on or before 7 November 2002 and shares granted after 7 November 2002 and had vested before 1 April 2005 in accordance with the relevant transitional provisions. The Group had no share granted after 7 November 2002 and had not yet vested on 1 April 2005, and accordingly, no retrospective restatement is required.

2. 會計政策變動／應用香港財務報告準則（續）

以股份償付

自二零零五年四月一日起，本集團已採納香港財務報告準則第2號「以股份償付」。「以股份償付」規定，當本集團以股份或股份權利作為購買貨品或取得服務之代價（「股本結算交易」），或以其他相等值資產換取特定數目股份或股份權利之代價（「現金結算交易」），則須確認開支。香港財務報告準則第2號對本集團之主要影響為本公司及其附屬公司董事及僱員購股權之公平價值開支乃按於歸屬期間授出購股權當日釐定者列賬。在應用香港財務報告準則第2號以前，本集團在購股權獲行使前概無確認此等購股權之財務影響。在二零零五年四月一日前授予之股份，本集團不會對於二零零二年十一月七日或之前授予之股份，以及於二零零二年十一月七日後授出並於二零零五年四月一日前歸屬之股份採納香港財務報告準則第2號。由於本集團並無於二零零二年十一月七日後授予而於二零零五年四月一日尚未歸屬之股份，因此毋須追溯重列。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

2. CHANGES IN ACCOUNTING POLICIES/APPLICATION OF HONG KONG FINANCIAL REPORTING STANDARDS *(Continued)*

Hotel properties

HK Interpretation 2 "The Appropriate Accounting Policies for Hotel Properties" ("HK-INT 2") clarifies the accounting policy for owner-operated hotel properties. In previous periods, the self-operated hotel properties of the Group's associate were carried at cost less impairment loss and were not subject to depreciation. HK-INT 2 requires owner-operated properties to be classified as property, plant and equipment in accordance with HKAS 16 "Property, Plant and Equipment" and therefore be accounted for either using the cost model or the revaluation model. The Group's associate has resolved to account for these hotel properties using the cost model. In the absence of any specific transitional provisions in HK-INT 2, the new accounting policy has been applied retrospectively. Comparative figures have been restated. Share of loss of the associate for the year ended 31 March 2005 has been increased by HK$937,000 (see Note 3 for financial impact).

2. 會計政策變動／應用香港財務報告準則（續）

酒店物業

香港詮釋第2號（「香港詮釋第2號」）「酒店物業之適用會計政策」澄清業主持作營運酒店物業之會計政策。於過往期間，本集團聯營公司自行營運之酒店物業按成本值減減值金額入賬，並不作出折舊。香港詮釋第2號將業主持作營運之物業根據香港會計準則第16號「物業、機器及設備」分類為物業、機器及設備，並用成本值模式或重估值模式作出入賬。本集團之聯營公司已議決使用成本模式將該等酒店物業入賬。在香港詮釋第2號未附任何具體過渡性條款之情況，此項新會計政策已追溯應用。比較數字已予重列。於截至二零零五年三月三十一日止年度，應佔聯營公司虧損增加937,000港元。（財務影響見附註3）。

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES

The effects of the changes in the accounting policies described in Note 2 on the results for the current and prior years are as follows:

3. 會計政策變動影響摘要

附註2所述之會計政策變動對本年度及過往年度業績之影響如下：

(i) On results

(i) 對業績

For the year ended 31 March 2005

截至二零零五年三月三十日止年度

		HKAS 1 *HK$'000* *(Note 2)* 香港會計準則第1號 千港元 （附註2）	HK-INT 2 *HK$'000* *(Note 2)* 香港詮釋第2號 千港元 （附註2）	Total effects *HK$'000* 總影響 千港元
Increase in share of losses of associates	應佔聯營公司虧損增加	(4,247)	(937)	(5,184)
Decrease in income tax expense	所得税支出減少	4,247	–	4,247
Decrease in profit for the year	年內溢利減少	–	(937)	(937)

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

3. 會計政策變動影響摘要（續）

(i) On results *(Continued)*

(i) 對業績（續）

For the year ended 31 March 2006

截至二零零六年三月三十日止年度

		HKAS 1 *HK$'000* *(Note 2)* 香港會計準則第1號 千港元 （附註2）	HKAS 38 *HK$'000* *(Note 2)* 香港會計準則第38號 千港元 （附註2）	HKAS 39 *HK$'000* *(Note 2)* 香港會計準則第39號 千港元 （附註2）	HKFRS 3 *HK$'000* *(Note 2)* 香港財務報告準則第3號 千港元 （附註2）	Total effects *HK$'000* 總影響 千港元
Decrease in realization of negative goodwill arising on acquisition of additional interest in an associate	變現收購一間聯營公司額外權益產生之負商譽減少	–	–	–	(23)	(23)
Decrease in amortization of goodwill arising on acquisition of interests in subsidiaries	收購附屬公司權益產生之商譽攤銷減少	–	–	–	29,780	29,780
Decrease in amortization of trademark licenses	商標許可證攤銷減少	–	4,566	–	–	4,566
Decrease in amortization of goodwill arising on acquisition of associates	收購聯營公司產生之商譽攤銷減少	–	–	–	8,321	8,321
Increase in share of losses of associates	應佔聯營公司虧損之增加	(2,615)	–	–	–	(2,615)
Decrease in income tax expense	所得稅支出減少	2,615	–	–	–	2,615
Increase in fair value of conversion options embedded in convertible notes	可兌換票據中內在之兌換權之公平價值之增加	–	–	114,048	–	114,048
Increase in profit for the year	年內溢利增加	–	4,566	114,048	38,078	156,692

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

3. 會計政策變動影響摘要（續）

(ii) On income statement line items

(ii) 對收益表項目

For the year ended 31 March 2005

截至二零零五年三月三十一日止年度

		HKAS 1 *HK$'000* *(Note 2)* 香港會計準則第1號 千港元 （附註2）	HK-INT 2 *HK$'000* *(Note 2)* 香港詮釋第2號 千港元 （附註2）	Total effects *HK$'000* 總影響 千港元
Increase in share of losses of associates	應佔聯營公司虧損增加	(4,247)	(937)	(5,184)
Decrease in income tax expense	所得稅支出減少	4,247	–	4,247
Decrease in profit for the year	年度溢利減少	–	(937)	(937)

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

3. 會計政策變動影響摘要（續）

For the year ended 31 March 2006

截至二零零六年三月三十日止年度

		HKAS 1 HK$'000 (Note 2) 香港會計準則第1號 千港元 (附註2)	HKAS 38 HK$'000 (Note 2) 香港會計準則第38號 千港元 (附註2)	HKAS 39 HK$'000 (Note 2) 香港會計準則第39號 千港元 (附註2)	HKFRS 3 HK$'000 (Note 2) 香港財務報告準則第3號 千港元 (附註2)	Total effects HK$'000 總影響 千港元
Decrease in administrative expenses	行政開支減少	–	4,566	–	29,780	34,346
Decrease in realization of negative goodwill arising on acquisition of additional interest in an associate	變現收購一間聯營公司額外權益產生之負商譽減少	–	–	–	(23)	(23)
Decrease in amortization of goodwill arising on acquisition of associates	收購聯營公司產生之商譽攤銷減少	–	–	–	8,321	8,321
Decrease in share of results of associates	應佔聯營公司業績減少	(2,615)	–	–	–	(2,615)
Decrease in income tax expense	所得稅支出減少	2,615	–	–	–	2,615
Increase in fair value of conversion options embedded in convertible notes	可兌換票據內存兌換權之公平價值增加	–	–	114,048	–	114,048
		–	4,566	114,048	38,078	156,692

Notes to the Financial Statements
財務報表附註

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

3. 會計政策變動影響摘要（續）

The cumulative effects of the new HKFRSs as at respective balance sheet dates are summarized below:

新香港財務報告準則對各結算日之累積影響概述如下：

As at 31 March 2005

於二零零五年三月三十一日

		As at 31 March 2005 (originally stated) HK$'000 於二零零五年三月三十一日（如原先呈報）千港元	Retrospective adjustments HKAS 1 HK$'000 追溯調整 香港會計準則第1號 千港元	Retrospective adjustments HK-INT 2 HK$'000 追溯調整 香港詮釋第2號 千港元	As at 31 March 2005 (restated) HK$'000 於二零零五年三月三十一日（重列）千港元	Adjustments on 1 April 2005 *(Note)* HK$'000 於二零零五年四月一日的調整（附註）千港元	As at 1 April 2005 (restated) HK$'000 於二零零五年四月一日（重列）千港元
Property, plant and equipment	物業、機器及設備	70,557	-	-	70,557	-	70,557
Interests in associates	聯營公司權益	632,201	-	(937)	631,264	27,590	658,854
Investments in securities (non-current)	證券投資（非流動）	123,534	-	-	123,534	(123,534)	-
Available-for-sale investments	可供出售投資	-	-	-	-	123,534	123,534
Investments in securities (current)	證券投資（流動）	144,435	-	-	144,435	(144,435)	-
Investments held for trading	持作買賣投資	-	-	-	-	144,435	144,435
Trade and other payables	貿易及其他應付款項	(1,011,814)	-	-	(1,011,814)	28,594	(983,220)
Other net assets	其他資產淨值	2,298,015	-	-	2,298,015	-	2,298,015
Total effects on assets and liabilities	對資產及負債之總影響	2,256,928	-	(937)	2,255,991	56,184	2,312,175
Share capital	股本	2,236	-	-	2,236	-	2,236
Capital reserves	資本儲備	(22,137)	-	-	(22,137)	22,137	-
Other reserves	其他儲備	1,685,323	-	-	1,685,323	11,947	1,697,270
Retained profits	保留溢利	141,889	-	(937)	140,952	22,100	163,052
Minority interests	少數股東權益	-	449,617	-	449,617	-	449,617
Total effects on equity	對股東權益之總影響	1,807,311	449,617	(937)	2,255,991	56,184	2,312,175
Minority interests	少數股東權益	449,617	(449,617)	-	-	-	-

Note: The adjustment of approximately HK$27,365,000 included in interests in associates represents the adoption of new HKFRSs by an associate of the Group. The other adjustments represent the adoption of HKAS 39 and HKFRS 3 by the Group. For details, please refer to Note 2.

附註：計入於聯營公司之權益之約27,365,000港元之調整為本集團之一間聯營公司採納新香港財務報告準則。其他調整為本集團採納香港會計準則第39號及香港財務報告準則第3號。詳情請參閱附註2。

3. SUMMARY OF THE EFFECTS OF THE CHANGES IN ACCOUNTING POLICIES *(Continued)*

3. 會計政策變動影響摘要（續）

The financial effects of the application of the new HKFRSs to the Group's equity as at 1 April 2004 are summarized below:

採納新香港財務報告準則對本集團於二零零四年四月一日之股東權益之財務影響概述如下：

		As originally stated *HK$'000* 如原先呈報 千港元	HKAS 1 *HK$'000* 香港會計準則第1號 千港元	As restated *HK$'000* 重列 千港元
Share capital	股本	1,866	–	1,866
Capital reserve	資本儲備	(21,581)	–	(21,581)
Other reserves	其他儲備	1,734,016	–	1,734,016
Retained profits	保留溢利	158,880	–	158,880
Equity holders of the Company	本公司股權持有人	1,873,181	–	1,873,181
Minority interests	少數股東權益	–	405,157	405,157
Total effects on total equity	對股東權益之總影響	1,873,181	405,157	2,278,338

Notes to the Financial Statements
財務報表附註

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

4. NEW STANDARDS AMENDMENTS AND INTERPRETATIONS NOT YET APPLIED

The Group has not early applied the following new standards, amendments and interpretations that have been issued but are not yet effective. The Group is in the process of making an assessment of the potential impact of these standards, amendments and interpretations. Other than the adoption of HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts", the directors of the Company so far concluded that the application of these new standards, amendments or interpretations will have no material impact on the financial position of the Group. HKAS 39 and HKFRS 4 (Amendments) "Financial guarantee contracts" requires financial guarantee contracts which are within the scope of HKAS 39 to be measured at fair value upon initial recognition, the Group is still not in the position to reasonably estimate the impact that may arise from the adoption of HKAS 39 and HKFRS 4 (Amendments).

HKAS 1 (Amendment)	Capital disclosures [1]
HKAS 19 (Amendment)	Actuarial gains and losses, group plans and disclosures [2]
HKAS 21 (Amendment)	Net investment in a foreign operation [2]
HKAS 39 (Amendment)	Cash flow hedge accounting of forecast intragroup transactions [2]
HKAS 39 (Amendment)	The fair value option [2]
HKAS 39 & HKFRS 4 (Amendments)	Financial guarantee contracts [2]
HKFRS 6	Exploration for and evaluation of mineral resources [2]
HKFRS 7	Financial instruments: Disclosures [1]
HK(IFRIC) – INT 4	Determining whether an arrangement contains a lease [2]
HK(IFRIC) – INT 5	Rights to interests arising from decommissioning, restoration and environmental rehabilitation funds [2]
HK(IFRIC) – INT 6	Liabilities arising from participating in a specific market – waste electrical and electronic equipment [3]
HK(IFRIC) – INT 7	Applying the restatement approach under HKAS 29 Financial Reporting in Hyperinflationary Economies [4]
HK(IFRIC) – INT 8	Scope of HKFRS 2 [5]
HK(IFRIC) – INT 9	Reassessment of embedded derivatives [6]

4. 尚未應用之新準則、修訂及詮釋

本集團並無提前採納以下已頒佈但尚未生效的全新準則、修訂或詮釋。本集團正評估採納該等準則、修訂或詮釋之替在影響。除採納香港會計準則第39號及香港財務報告準則第4號(經修訂)「財務擔保合同」外，目前本公司董事的結論是採納該等新準則、修訂或詮釋將對本集團的財務然況並無重大影響。香港會計準則第39號及香港財務報告準則第4號(經修訂(「財務擔保合同」)規定在香港會計準則第39號範圍內的財務擔保合同在首次確認應以公平價值計量，本集團仍然未能預計因採納香港會計準則第39號及香港財務報告準則第4號(經修訂)所產生的影響。)

香港會計準則第1號(經修訂)	資本披露[1]
香港會計準則第19號(經修訂)	精算收益及虧損、集團計劃及披露[2]
香港會計準則第21號(經修訂)	外幣匯率變動之影響[2]
香港會計準則第39號(經修訂)	預測集團內部交易之現金流量對沖會計處理[2]
香港會計準則第39號(經修訂)	公平值期權[2]
香港會計準則第39號及香港財務報告準則第4號(經修訂)	財務擔保合同[2]
香港財務報告準則第6號	礦產資源之勘探及評估[2]
香港財務報告準則第7號	金融工具：披露[1]
香港(國際詮釋委員會)－詮釋第4號	釐定安排是否包括租賃[2]
香港(國際詮釋委員會)－詮釋第5號	解除運作、復原及環境修復基金所產生權益之權利[2]
香港(國際詮釋委員會)－詮釋第6號	參與特定市場－廢棄電力及電子設備產生之負債[3]
香港(國際詮釋委員會)－詮釋第7號	採用根據香港會計準則第29號惡性通脹經濟財務申報之重列處理法[4]
香港(國際詮釋委員會)－詮釋第8號	香港財務報告準則第2號之範疇[5]
香港(國際詮釋委員會)－詮釋第9號	重新評估附帶衍生工具[6]

4. NEW STANDARDS AMENDMENTS AND INTERPRETATIONS NOT YET APPLIED *(Continued)*

[1] *Effective for annual periods beginning on or after 1 January 2007.*
[2] *Effective for annual periods beginning on or after 1 January 2006.*
[3] *Effective for annual periods beginning on or after 1 December 2005.*
[4] *Effective for annual periods beginning on or after 1 March 2006.*
[5] *Effective for annual periods beginning on or after 1 May 2006.*
[6] *Effective for annual periods beginning on or after 1 June 2006.*

5. SIGNIFICANT ACCOUNTING POLICIES

The financial information has been prepared under the historical cost basis except for the investment properties and certain financial instruments which are measured at revalued amounts or fair values, as explained in the accounting policies set out below.

The consolidated financial statements have been prepared in accordance with HKFRSs issued by the HKICPA. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules") and by the Hong Kong Companies Ordinance.

4. 尚未應用之新準則、修訂及詮釋（續）

[1] 由二零零七年一月一日或以後開始之全年期間有效。
[2] 由二零零六年一月一日或以後開始之全年期間有效。
[3] 由二零零五年十二月一日或以後開始之全年期間有效。
[4] 由二零零六年三月一日或以後開始之全年期間有效。
[5] 由二零零六年五月一日或以後開始之全年期間有效。
[6] 由二零零六年六月一日或以後開始之全年期間有效。

5. 重大會計政策

財務資料乃按歷史成本法擬備，惟已就投資物業及若干財務工具會以下文所載之會計政策所闡述按重估金額或公平價值計量作修訂。

綜合財務報表乃遵從香港會計師公會頒佈的香港財務報告準則編製。此外，為符合香港聯合交易所有限公司證券上市規則（「上市規則」）及香港公司條例的規定，綜合財務報表亦包括了適用的披露事項。

Notes to the Financial Statements
財務報表附註

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

5. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by other members of the Group.

All intra-group transactions, balances, income and expenses are eliminated on consolidation.

Minority interests in the net assets of consolidated subsidiaries are presented separately from the Group's equity therein. Minority interests in the net assets consist of the amount of those interests at the date of the original business combination and the minority's share of changes in equity since the date of the combination. Losses applicable to the minority in excess of the minority's interest in the subsidiary's equity are allocated against the interests of the Group except to the extent that the minority has a binding obligation and is able to make an additional investment to cover the losses.

Goodwill

Goodwill arising on acquisition prior to 1 April 2005 represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or an associate at the date of acquisition.

Goodwill arising on acquisitions prior to 1 April 2001 was held in reserves, and has been transferred to the retained earnings on 1 April 2005.

For previously capitalised goodwill arising on acquisitions after 1 April 2001 but before 1 January 2005, the Group has discontinued amortisation from 1 April 2005 onwards, and such goodwill is tested for impairment annually, and whenever there is indication that the cash-generated units ("CGU") to which the goodwill relates may be impaired.

5. 重大會計政策（續）

綜合基準

綜合財務報表包括本公司及其附屬公司之財務報表。

於年內所收購或出售附屬公司之業績乃自收購生效日期或計至出售生效日期（以適用者計）於綜合收益表入賬。

如有需要，本集團會對附屬公司之財務報表作出調整，使其會計政策符合本集團其他成員公司所用者。

集團間所有交易、結存、收入及開支均於綜合賬目時對銷。

綜合附屬公司資產淨值內之少數股東權益與本集團於其中的股東權益分開識別。資產淨值內之少數股東權益包括在原業務合併日期之有關權益數額，以及自合併日期起計少數股東應佔之股權變動。適用於少數股東之虧損超出於附屬公司股東權益之少數股東權益之數額將與本集團之權益作出分配，惟少數股東具約束力責任及可以額外投資補足虧損者除外。

商譽

於二零零五年四月一日前產生之商譽指收購成本超逾本集團於收購附屬公司或聯營公司之日應佔可識別資產及負債之公平價值之數額。

二零零一年四月一前於收購時所產生的商譽保留於儲備內，並於二零零五年四月一日轉撥至保留收益。

至於二零零一年四月一日後及於二零零五年一月一日前於收購時產生之已被資本化之商譽，本集團自二零零五年四月一日起終止攤銷，而有關商譽會每年及於有跡象顯示與商譽有關之現金產生單位（「現金產生單位」）可能減值時，則會進行減值測試。

5. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Goodwill *(Continued)*

Goodwill arising on acquisition after 1 January 2005 is recognized as an asset and initially measured at cost, being the excess of the cost of the business combination over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

Capitalized goodwill arising on acquisition of a subsidiary is presented separately in the balance sheet as an asset. Capitalized goodwill arising in an acquisition of an associate is included in the cost of the investment of the relevant associate.

For the purpose of impairment testing, goodwill arising from acquisition of a subsidiary is allocated to each of the Group's CGU expected to benefit from the synergies of the combination. CGU to which goodwill has been allocated are tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Goodwill arising from acquisition of an associate is included within the carrying amount of the investment and is assessed for impairment as part of the investment.

Excess of an acquirer's interest in the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over cost ("discount on acquisitions")

A discount on acquisition arising on an acquisition of a subsidiary or an associate for which an agreement date is on or after 1 January 2005 represents the excess of the net fair value of an acquiree's identifiable assets, liabilities and contingent liabilities over the cost of the business combination. Discount on acquisition is recognized immediately in profit or loss. A discount on acquisition arising on an acquisition of an associate (which is accounted for using the equity method) is included as income in the determination of the investor's share of results of the associate in the period in which the investment is acquired.

As explained in Note 2 above, all negative goodwill as at 1 April 2005 has been derecognized with a corresponding adjustment to the Group's retained earnings.

5. 重大會計政策（續）

商譽（續）

於二零零五年一月一日後於收購時產生之商譽會確認為一項資產，按最初成本值計量，即業務合併成本超逾本集團應佔可識別資產、負債及已確認或然負債之公平淨值之數額。

在收購附屬公司時產生已被資本化之商譽會在資產及債表分開呈列為資產。在收購聯營公司時產生而已被資本化之商舉會包括在有關聯營公司的投資成本內。

為進行減值測試，本集團將商譽分攤至預期可從合併產生之協同效益中獲益之各現金產生單位。每年均會就獲分攤商譽之現金產生單位作減值測試，或當有跡象顯示有關單位可能減值時則進行更為頻密之測試。倘現金產生單位之可收回金額低於該單位之賬面值，則首先會分攤減值虧損以減低該單位所獲分攤之商譽之賬面值，其後再根據該單位內每項資產之賬面值按比例分攤至該單位內其他資產。已確認之商譽減值虧損不會於往後期間予以回撥。

因收購聯營公司而產生的商譽會包括在投資的賬面值內，並會作會投資的一部份評估減值。

收購方於被收購方之可識別資產、負債及或然負債公平淨值之權益超出收購成本之部分（「收購折讓」）

在二零零五年一月一日或以後收購附屬公司或聯營公司產生之收購折讓為收購方於被收購方之可識別資產、負債及或然負債之公平淨值超出業務合併成本之部分。收購折讓即時確認為損益。收購聯營公司產生之收購折讓（以權益法入賬）於釐定投資者應佔聯營公司業績時計入購入投資期間之收入。

誠如上文附註2所闡述，於二零零五年四月一日之所有負商譽已不予確認，而本集團之保留溢利已作出相應調整。

Notes to the Financial Statements
財務報表附註

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

5. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Trademark licenses

Prior to 31 March 2005, intangible assets were amortized over their estimated useful lives. For the period beginning on 1 April 2005, intangible assets with indefinite useful lives are not amortized but are tested for impairment annually by comparing their carrying amounts with their recoverable amounts, irrespective of whether there is any indication that they may be impaired. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognised as an expense immediately.

When an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years.

Trademark licenses with finite-life are stated at cost less amortization and any identified impairment loss. Amortization is calculated to write off the cost of the trademark licenses over their estimated useful lives, using the straight line method.

Patent

The patent is measured initially at cost and amortized on a straight line basis over its estimated useful life.

Club debentures

Club debentures are stated at cost less any subsequent accumulated impairment losses.

Non-current assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition.

Non-current assets (and disposal groups) classified as held for sale are measured at the lower of the assets' (disposal groups') previous carrying amount and fair value less costs to sell.

5. 重大會計政策（續）

商標許可證

於二零零五年三月三十一日之前，無形資產按估計可用年期攤銷。二零零五年四月一日開始之期間，無限可用年期之無形資產不會被攤銷，但會透過比較其賬面值與可收回金額每年進行減值測試，不論是否有任何跡象出現減值。倘估計資產之可收回金額低於其賬面值，則該資產之賬面值將降至其可收回金額。減值虧損隨即確認為開支。

減值虧損其後回撥時，資產之賬面值增至其可收回金額之經調整預測數額，惟增加後之賬面值不超過假設過去年度該項資產並無確認減值虧損而釐定之賬面值。

有限年期之商標許可證乃按成本值減攤銷及任何已識別減值虧損列賬。商標許可證之攤銷乃根據其估計可用年期按直線法撇銷其成本。

專利權

專利權按最初成本值計量並按其估計可用年期以直線法攤銷。

會所債券

會所債為以成本減任何其他累計減值虧損列值。

持作出售之非流動資產

倘非流動資產及出售組別之賬面值可通過銷售交易（而非通過持續使用）收回，則該項非流動資產將劃分為持作出售項目。僅於出售機會相當高及資產（或出售組別）可於現況下即時出售時，本條件方被視為達成。

劃分為持作出售項目之非流動資產（及出售組別），乃按資產（出售組別）過往賬面值及公平價值（以較低者為準）扣減銷售成本計算。

5. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Revenue recognition

Revenue is measured at the fair value of consideration received or receivable.

Sales of investments in securities are recognized on a trade-date basis when contracts are executed.

Sales of goods are recognized when goods are delivered and title has passed.

Sales of other asset are recognized upon the execution of a binding sale agreement.

Internet service income and royalty income are recognized when services are provided.

Rental income, including rentals invoiced in advance from properties let under operating leases, is recognized on a straight line basis over the period of the respective leases.

Interest income from a financial asset is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts the estimated future cash receipts through the expected life of the financial asset to that asset's net carrying amount.

Investments in associates

The results and assets and liabilities of associates are incorporated in these financial statements using the equity method of accounting. Under the equity method, investments in associates are carried in the consolidated balance sheet at cost as adjusted for post-acquisition changes in the Group's share of the profit or loss and of changes in equity of the associate, less any identified impairment loss. When the Group's share of losses of an associate equals or exceeds its interest in that associate (which includes any long-term interests that, in substance, form part of the Group's net investment in the associate), the Group discontinues recognising its share of further losses. An additional share of losses is provided for and a liability is recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

Where a group entity transacts with an associate of the Group, profits and losses are eliminated to the extent of the Group's interest in the relevant associate.

5. 重大會計政策（續）

收入確認

收入已按已收及應收的代價之公平價值計算。

出售證券投資乃於合同執行時按交易日基準確認。

出售貨品於貨品付運及所有權轉移後確認。

出售其他資產於簽訂約束性銷售協議時確認。

互聯網服務收入及專利收入於提供服務後確認。

租金收入（包括根據經營租賃出租物業而須先發出發票之租金收入）按相關租約的期間以直線法確認。

財務資產之利息收入按時間基準以尚未償還之本金額及適用之實際利率計算，有關利率為於財務資產之可用年期用以準確地貼現估計未來現金收款至該資產之賬面淨值之利率。

聯營公司投資

聯營公司之業績及資產與負債利用權益會計法計入該等財務報表。根據權益法，聯營公司投資以成本（就本集團應佔該聯營公司損益及股東權益變動之收購後變動而調整）減任何已識別減值虧損於綜合資產負債表入賬。倘本集團應佔聯營公司虧損相等於或超出其於該聯營公司的權益（包括任何實際上構成本集團之聯營公司淨投資一部分之長期權益），則本集團不會再確認其應佔之進一步虧損。倘本集團產生法定或推定責任或代表該聯營公司付款時，方會就額外應佔虧損作出準備及確認負債。

倘集團實體與本集團一間聯營公司進行交易，則以本集團於有關聯營公司之權益對銷損益。

Notes to the Financial Statements
財務報表附註

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

5. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Impairment (other than goodwill, intangible assets with indefinite useful lives and intangible assets that are not yet ready for use)

At each balance sheet date, the Group reviews the carrying amounts of its assets to determine whether there is any indication that those assets have suffered an impairment loss. If any recoverable amount of the asset is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. Impairment losses are recognized as expenses immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset in prior years. A reversal of an impairment loss is recognized as income immediately.

Property, plant and equipment

Property, plant and equipment are stated at cost or valuation less accumulated depreciation and amortization and accumulated impairment losses.

Advantage has been taken of the transitional relief provided by paragraph 80A of HKAS 16 "Property, plant and equipment" from the requirement to make regular revaluations of the Group's land and buildings which had been carried at revalued amounts prior to 30 September 1995. Accordingly, no further revaluation of land and buildings will be carried out.

Depreciation and amortization are provided to write off the cost or valuation of items of property, plant and equipment over their estimated useful lives, and after taking into account of their estimated residual value, using the straight-line method.

Asset held under finance leases are depreciated over their expected useful lives on the same basis as owned assets or where shorter, the term of relevant lease.

The gain or loss arising on the disposal or retirement of an asset is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in the income statement.

5. 重大會計政策(續)

減值(商譽、無限可用年期之無形資產及未能使用之無形資產除外)

本集團於每個結算日均會審閱資產之賬面值,以決定有關資產是否有任何跡象出現減值虧損。倘估計資產之可收回金額低於其賬面值,則該資產或現金產生單位之賬面值將降至其可收回金額。減值虧損隨即確認為開支。

減值虧損其後回撥時,資產之賬面值增至其可收回金額之經調整預測數額,惟增加後之賬面值不超過假設過去年度該項資產並無確認減值虧損而釐定之賬面值。減值虧損之回撥隨即被確認為收入。

物業、機器及設備

物業、機器及設備按成本值或估值減累計折舊和攤銷及累計減值虧損列賬。

本集團採納香港會計準則第16號「物業、機器及設備」第80A段所訂之過渡安排,暫不對本集團按一九九五年九月三十日前重估金額列賬之土地及樓宇進行定期重估,故將不會再次進行土地及樓宇重估。

物業、機器及設備之折舊及攤銷準備乃根據其估計可用年期,按直線法撇銷其成本並經計及估計剩餘價值。

以融資租賃持有之資產以該等資產以自置資產相同基準之估計可用年期或有關租賃之年期(以較短者為準)計算。

因資產出售或報廢而產生之收益或虧損乃根據出售資產之所得款項與賬面值之差額釐定並於收益表中確認。

5. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Investment properties

On initial recognition, investment properties are measured at cost, including any directly attributable expenditure. Subsequent to initial recognition, investment properties are measured using the fair value model. Gains or losses arising from changes in the fair value of investment property are included in profit or loss for the period in which they arise.

Leasing

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee. All other leases are classified as operating leases.

The Group as lessor

Rental income from operating leases is recognized in the income statement on a straight line basis over the term of the relevant lease. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense on a straight line basis over the lease term.

The Group as lessee

Assets held under finance leases are recognized as assets of the Group at their fair value at the inception of the lease or, if lower, at the present value of the minimum lease payments. The corresponding liability to the lessor is included in the balance sheet as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation so as to achieve a constant rate of interest on the remaining balance of the liability. Finance charges are charged directly to profit or loss.

Rentals payable under operating leases are charged to profit or loss on a straight-line basis over the term of the relevant lease. Benefits received and receivable as an incentive to enter into an operating lease are recognized as a reduction of rental expense over the lease term on a straight-line basis.

Other asset

Other asset which represent interests on land held under operating lease and for sale is stated at the lower of cost and net realisable value.

5. 重大會計政策（續）

投資物業

於首次確認時，投資物業乃按成本計算，當中包括任何直接應佔開支。於首次確認後，投資物業則按公平價值模式計算。投資物業的公平價值之變動所產生的收益或虧損將計入發生在該期間的損益內。

租賃

凡根據租約條款，擁有權之絕大部份風險與回報轉歸承租人所有之租約，均列作融資租約。所有其他租約皆列作經營租約。

本集團為出租人

經營租約的租金收入於有關租期內按直線法在收益表確認。磋商及安排經營租約時產生之初步直接成本乃加入租賃資產之賬面值，並於租期內按直線法確認為支出。

集團為承租人

根據融資租約持有之資產乃按訂立租約當日之公平價值或最低租金現值兩者之較低者，確認為本集團之資產。出租人之相應債務乃計入資產負債表作融資租賃承擔。租金乃分作財務費用及租約債務之減少，以就債務餘額以固定利率計算利息。財務費用乃直接計入損益表。

經營租約之應付租金以直線法按有關租期計入損益表。作為訂立經營租約之已收利益及應收款項以直線法按有關租期計算為租金費用之減少。

其他資產

其他資產為根據經營租約持有之土地權益並可供出售而以成本及可變現淨面兩者之間較低者入賬。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

5. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is calculated using the weighted average cost method.

Foreign currencies

In preparing the financial statements of each individual group entity, transactions in currencies other than the functional currency of the entity (foreign currencies) are recorded in its functional currency (i.e. the currency of the primary economic environment in which the entity operates) at the rates of exchanges prevailing on the dates of the transactions. At each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing on the balance sheet date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in profit or loss in the period in which they arise, except for exchange differences arising on a monetary item that forms part of the Group's net investment in a foreign operation, in which case, such exchange differences are recognized in equity in the consolidated financials statements. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in profit or loss for the period except for differences arising on the retranslation of non-monetary items in respect of which gains and losses are recognized directly in equity, in which cases, the exchange differences are also recognized directly in equity.

For the purposes of presenting the consolidated financial statements, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Company (i.e. Hong Kong Dollars) at the rate of exchange prevailing at the balance sheet date, and their income and expenses are translated at the average exchange rates for the year, unless exchange rates fluctuate significantly during the period, in which case, the exchange rates prevailing at the dates of transactions are used. Exchange differences arising, if any, are recognized as a separate component of equity (the currency translation reserve). Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

5. 重大會計政策（續）

存貨

存貨按成本值及可變現淨值兩者中較低者入賬。成本按加權平均成本法計算。

外幣

於編製各個別集團實體之財務報表時，以該實體之功能貨幣以外之貨幣（「外幣」）進行之交易乃按於交易日期之匯率換算為其功能貨幣（即該實體經營所在之主要經濟環境之貨幣）。於各結算日，以外幣定值之貨幣專案乃按結算日之匯率重新換算。按公平價值列賬及以外幣定值之非貨幣專案乃按其公平價值釐定當日之匯率重新換算。按外幣過往成本計量之非貨幣專案毋須重新換算。

於結算及換算貨幣專案時產生之匯兑差額乃於其產生之期間於損益賬確認，惟倘匯兑差額乃因換算構成本集團於境外業務之淨投資額一部份之貨幣專案而產生則除外，在此情況下有關匯兑差額直接於綜合財務報表之股本權益內確認。換算非貨幣項目所產生的匯兑差額按公平值計入期間的盈虧，惟換算有關盈虧直接在股本確認之非貨幣項目所產生的匯兑差額除外，而有關差額直接在股本確認。

就綜合財務報表之呈列而言，本集團境外業務之資產與負債乃按結算日之匯率換算為本公司之列賬貨幣（即港元），而其收入及支出乃按該年度之平均匯率換算，惟倘匯率於該年度內出現大幅波動則除外，在此情況下採用交易日之匯率換算。所產生之匯兑差額（如有）乃確認為股本權益之獨立部份（「匯兑儲備」）。該等匯兑差額乃於境外業務售出之年度內於損益賬確認。

5. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Foreign currencies *(Continued)*

Goodwill and fair value adjustments on identifiable assets and liabilities acquired arising on an acquisition of a foreign operation on or after 1 January 2005 are treated as assets and liabilities of that foreign operation and translated at the rate of exchange prevailing at the balance sheet date. Exchange differences arising are recognized in the currency translation reserve.

Equity-settled share-based payment transactions

In respect of share options granted to employees after 1 April 2005, the fair value of services received determined by reference to the fair value of share options granted at the grant date is expensed on a straight-line basis over the vesting period, with a corresponding increase in equity (share option reserve).

At the time when the share options are exercised, the amount previously recognized in share option reserve will be transferred to share premium. When the share options are forfeited or are still not exercised at the expiry date, the amount previously recognized in share option reserve will continue to be held in share option reserve.

For share options granted to employees on or before 11 November 2002 or granted after 11 November 2002 but vested before 1 April 2005, the Group did not recognize the financial effect of share-based payments until the share options were exercised.

Financial instruments

Financial assets and financial liabilities are recognized on the balance sheet when a group entity becomes a party to the contractual provisions of the instruments. Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

5. 重大會計政策（續）

外幣（續）

因於二零零五年一月一日或之後收購一項國外業務所獲得可識別資產及負債之商譽及公平價值調整均視為該項國外業務之資產及負債，並於結算為按現行滙率兑換。所產之滙兑差額均於貨幣兑換儲備確認。

按權益結算以股份付款之交易

就僱員於二零零五年四月一日後獲授之購股權而所獲服務公平價值乃按購股權授出日期釐定之公平價值，於歸屬期內以直線法確認作開支，股本（購股權儲備）相應增加。

當購股權隨時獲行使時，先前於購股權儲備中確認之金額將轉移至股份溢價。當購股權遭沒收或於屆滿日仍未獲行使，則先前於購股權儲備中確認之金額將繼續存於在購股權儲備中。

就有關於二零零二年十一月十一日或之前或於二零零二年十一月十一日之後授予僱員但於二零零五年四月一日之前尚未歸屬之購股權，直到購股權獲行使，本集團不會確認以股份償付的財務影響。

財務工具

倘集團實體成為工具合約條文之訂約方，則於資產負債表確認財務資產及財務負債。財務資產及財務負債初步按公平價值計量。購入或發行財務資產及財務負債直接應佔之交易成本（按公平價值列賬並在損益表內處用之財務資產及財務負債除外）乃於初步確認時加入，或從財務資產或財務負債之公平價值扣除（如適用）。購入按公平價值列賬並在損益表內處用之財務資產或財務負債之交易成本即時於損益中確認。

5. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Financial assets

The Group's financial assets are classified into one of the three categories, including financial assets at fair value through profit or loss, loans and receivables and available-for-sale financial assets. All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the time frame established by regulation or convention in the marketplace. The accounting policies adopted in respect of each category of financial assets are set out below.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss include financial assets held for trading and those designated at fair value through profit or loss on initial recognition. At each balance sheet date subsequent to initial recognition, financial assets at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the year in which they arise.

Loans and receivables

Loans and receivables (including trade and other receivables, short-term loan receivables, short-term loan receivables from related companies, amount due from associates, margin loan receivables and bank deposits) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. At each balance sheet date subsequent to initial recognition, loans and receivables are carried at amortized cost using the effective interest method, less any identified impairment losses. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired, and is measured as the difference between the asset's carrying amount and the present value of the estimated future cash flows discounted at the original effective interest rate. Impairment losses are reversed in subsequent periods when an increase in the asset's recoverable amount can be related objectively to an event occurring after the impairment was recognized, subject to a restriction that the carrying amount of the asset at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

5. 重大會計政策(續)

財務工具(續)

財務資產

本集團之財務資產分為三個類別:包括按公平價值列賬並在損益賬內處理之財務資產、貸款及應收款項及可供出售之財務資產。所有定期之財務資產買賣於交易日確認或終止確認。定期之財務資產買賣指購買或出售根據有關規則或慣例設定之時限內交付之財務資產。以下載列各類財務資產所採納之會計政策。

按公平價值列賬並在損益賬內處理之財務資產

按公平價值列賬並在損益賬內處用之財務資產:包括持作買賣財務資產及於初步確認時指定按公平價值列賬並在損益賬內處用之財務資產。於初步確認後各結算日,按公平價值列賬並在損益賬內處用之財務資產按公平價值計量,而公平價值之變動則於產生之年度內直接於損益確認。

貸款及應收款項

貸款及應收款項(包括貿易及其他應收款項、應收短期貸款、應收聯營公司款項、應收有關連公司之短期貸款、應收孖展貸款及銀行存款)為有固定或可確定付款而並無活躍市場報價之非衍生財務資產。於首次確認後各結算日,貸款及應收款項按攤銷成本以實際利率法減去任何已識別減值虧損入賬。當有客觀證據證明資產已減值,並按資產賬面值與按原實際利率貼現之估計日後現金流量現值之差額計算時,減值虧損在損益賬確認。當資產之可收回數金額增加在客觀而言與確認減值後所發生之事件有關,減值虧損會於其後期間回撥,惟規定資產在回撥減值當日之賬面值不得超過如無確認減值之攤銷成本。

5. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Financial assets (Continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated or not classified as any of the other categories (set out above). At each balance sheet date subsequent to initial recognition, available-for-sale financial assets are measured at fair value. Changes in fair value are recognized in equity, until the financial asset is disposed of or is determined to be impaired, at which time, the cumulative gain or loss previously recognized in equity is removed from equity and recognized in profit or loss. Any impairment losses on available-for-sale financial assets are recognized in profit or loss. Impairment losses on available-for-sale equity investments will not reverse in profit or loss in subsequent periods. For available-for-sale debt investments, impairment losses are subsequently reversed if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For available-for-sale equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments, they are measured at cost less any identified impairment losses at each balance sheet date subsequent to initial recognition. An impairment loss is recognized in profit or loss when there is objective evidence that the asset is impaired. The amount of the impairment loss is measured as the difference between the carrying amount of the asset and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses will not reverse in subsequent periods.

Financial liabilities and equity

Financial liabilities and equity instruments issued by a group entity are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. The Group's financial liabilities are generally classified into financial liabilities at fair value through profit or loss and other financial liabilities. The accounting policies adopted in respect of financial liabilities and equity instruments are set out below.

5. 重大會計政策（續）

財務工具（續）

財務資產（續）

可供出售之財務資產

可供出售之財務資產為指定或不獲劃分為任何其他類別（如上文所載）之非衍生工具。於初步確認後各結算日，持至期滿日財務資產按公平價值計量。公平價值之變動於股東權益中確認，直至財務資產出售或確定出現減值為止，在此情況下，先前在股東權益確認之累計收益或虧損自股東權益撇銷，並計入損益。可供出售股本投資之減值虧損不會於其後期間回撥。至於可供出售之債務投資，倘投資公平價值之增加在客觀而言與確認減值虧損後發生之事項有關，則有關之減值虧損會於其後回撥至股本。

至於在活躍市場並無市場報價及其公平價值無法可靠地計量之可供出售之股本投資，以及與該等非上市股本投資有關並需以交付該等投資結算之衍生工具，則主要於初步確認後按成本減減值虧損計量。當有客觀證據證明資產已減值，則減值虧損在損益確認。減值虧損金額按資產賬面值與按類似財務資產之現時市場回報率貼現之估計日後現金流量現值之差額計量。有關減值虧損不會於其後期間回撥。

財務負債及股本

集團實體發行之財務負債及股本工具根據所訂立合約協議性質以及財務負債及股本工具之定義分類。

股本工具乃證明集團資產經扣除一切負債後之剩餘權益之任何合約。本集團之財務負債一般劃分為按公平價值列賬並在損益表內處理之財務負債及其他財務負債。就財務負債及股本工具採納之會計政策載於下文。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

5. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss, include financial liabilities held for trading. At each balance sheet date subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, with changes in fair value recognized directly in profit or loss in the period in which they arise.

Other financial liabilities

Other financial liabilities including trade and other payables, margin loan payables, bills payable, amount due to an associate, amount due to a minority shareholder, borrowings, obligations under finance leases and bank overdrafts are subsequently measured at amortised cost, using the effective interest rate method.

Equity instruments

Equity instruments issued by the Company are recorded at the proceeds received, net of direct issue costs.

Derivative financial instruments

Derivatives of the Group that do not qualify for hedge accounting are deemed as financial assets held for trading or financial liabilities held for trading. Changes in fair values of such derivatives are recognized directly in profit or loss.

Embedded derivatives

Derivatives embedded in non-derivative host contracts are separated from the relevant hosts and deemed as held-for-trading when the economic characteristic and risks of the embedded derivatives are not closely related to those of the host contracts, and the combined contracts are not measured at fair value through profit or loss. In all other circumstances, derivatives embedded are not separated and are accounted for together with the host contracts in accordance with appropriate standards. Where the Group needs to separate an embedded derivative but is unable to measure the embedded derivative, the entire combined contracts are treated as held-for-trading.

5. 重大會計政策（續）

財務工具（續）

按公平值列賬於損益賬處理之財務負債

按公平價值列賬於損益賬處理之財務負債包括持作買賣之財務負債於初步確認後各結算日，按公平價值列賬於損益賬處理之財務負債乃按公平價值計量，公平價值之變動直接於變動發生時之期間在損益賬內確認。

其他財務負債

其他財務負債包括貿易及其他應付款項、應付孖展貸款、應付票據、應付一間聯營公司款項、應付一名少數股東款項、借款、融資租的承擔及銀行透支，其後利用實際利率法按攤銷成本計量。

股本工具

本公司發行之股本工具乃按已收所得款項減直接發行成本後入賬。

衍生財務工具

不符合資格作對沖會計用途之本集團衍生工具被視為持作買賣財務資產或持作買賣財務負債。有關衍生工具之公平價值變動於產生時在損益賬確認。

附帶衍生工具

附帶於非衍生主合同之衍生工具乃自有關主合同分開，而當附帶衍生工具之經濟特質及風險與主合同者並無密切關係，及合併合同並非按公平值計入損益而計量時，則被視作持作買賣。在所有其他情況下，附帶衍生工具不會公開處理，並根據適用準則與主合同一併處理。倘本集團需要分開處理附帶衍生工具，惟未能計量附帶衍生工具，則整份合併合同會被當作為持作買賣。

5. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Financial instruments *(Continued)*

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the assets expire or, the financial assets are transferred and the Group has transferred substantially all the risks and rewards of ownership of the financial assets. On derecognition of a financial asset, the difference between the asset's carrying amount and the sum of the consideration received and the cumulative gain or loss that had been recognized directly in equity is recognized in profit or loss.

For financial liabilities, they are removed from the Group's balance sheet (i.e. when the obligation specified in the relevant contract is discharged, cancelled or expires). The difference between the carrying amount of the financial liability derecognized and the consideration paid is recognized in profit or loss.

Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are never taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is the tax expected to be payable or recoverable on differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit, and is accounted for using the balance sheet liability method. Deferred tax liabilities are generally recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

5. 重大會計政策（續）

財務工具（續）

終止確認

當應收資產現金流動之權利屆滿，或財務資產被轉讓而本集團已轉讓該項財務資產擁有權之絕大部分風險及回報時，則終止確認有關財務資產。於終止確認財務資產時，該項資產賬面值與已收代價及於股東權益中直接確認之累計盈虧總數間之差額會於損益確認。

當有關合約所訂明責任獲解除、註銷或屆滿時，財務負債會自本集團資產負債表剔除。終止確認之財務負債賬面值與已付代價間差額於損益確認。

稅項

所得稅支出指現時應付稅項及遞延稅項之總和。

現時應付稅項乃按本年度應課稅溢利計算。應課稅溢利與收益表中所報純利不同，乃由於前者不包括在其他年度應課稅或可扣減收入或開支，並且不包括收益表內從未課稅或扣稅之項目。本集團現時稅項負債乃按照結算日已頒佈或實質上已頒佈之稅率計算。

遞延稅項為就財務報表中資產及負債賬面值與計算應課稅溢利相應稅基之差額而預期應付或可收回之稅項，並以資產負債表負債法處理。遞延稅項負債通常會就所有應課稅臨時差額確認，而遞延稅項資產乃按可能出現可利用臨時差額扣稅之應課稅溢利時提撥。若於一項交易中，因商譽或因（業務合併以外原因）初步確認其他資產及負債而引致之臨時差額既不影響應課稅溢利亦不影響會計溢利，則不會確認該等資產及負債。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

5. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

Taxation *(Continued)*

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised. Deferred tax is charged or credited in the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also dealt with in equity.

Retirement benefits costs

Payments to defined contribution retirement benefit plans are charged as expenses as they fall due.

6. KEY SOURCES OF ESTIMATION UNCERTAINTY

The key assumptions concerning the future, and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are discussed below.

Allowances for bad and doubtful debts

The policy for allowance for bad and doubtful debts of the Group is based on the evaluation of collectibility and aging analysis of accounts and on management's estimate. In determining whether impairment is required, the Group takes into consideration the aging status and likelihood of collection. Specific allowance is only made for receivables that are unlikely to be collected and is recognized on the difference between the estimated future cash flow expected to receive discounted using the original effective interest rate and the carrying value.

5. 重大會計政策（續）

稅項（續）

遞延稅項負債乃按因於附屬公司及聯營公司投資而引致之應課稅臨時差額而確認，惟本集團可令臨時差額對沖及臨時差額有可能未必於可見將來對沖之情況除外。

遞延稅項資產之賬面值於每個結算日作檢討，並在不可能有足夠應課稅溢利恢復全部或部份資產價值時作調減。

遞延稅項乃按預期於負債清償或資產變現期間適用之稅率計算。遞延稅項於收益表中扣除或計入，惟倘遞延稅項直接在股東權益中扣除或計入之情況（在此情況下遞延稅項亦會於股東權益中處理）除外。

退休福利成本

支付予定額供款退休福利計劃之款項於到期時列作開支扣除。

6. 主要不確定估計來源

下文詳述有關日後主要假設及於結算日其他主要不確定估計來源，而該等假設及不確定估計會造成對下一個財政年度內的資產及負債賬面值作出重大調整之重大風險。

呆壞賬準備

本集團呆壞賬準備政策乃根據賬目可收回程度之評估及賬目賬齡分析以及管理人員之估計而定。釐定是否須減值時，本集團考慮賬齡情況及可收回的可能性。特定準備僅就不大可能收回之應收款項而作出，並按預期可收回之估計未來現金流量以原有實際利率折算之價值與賬面值差額確認。

6. KEY SOURCES OF ESTIMATION UNCERTAINTY *(Continued)*

Income taxes

As at 31 March 2006, a deferred tax asset of HK$332,000 in relation to unused tax losses has been recognized in the Group's balance sheet. No deferred tax asset has been recognized for the remaining unused tax losses of 372,942,000 as at 31 March 2006. The realisability of the deferred tax asset mainly depends on whether sufficient future profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less or more than expected, a material reversal or further recognition of deferred tax assets may arise, which would be recognized in the income statement for the period in which such a reversal or further recognition takes place.

6. 主要不確定估計來源（續）

所得税

於二零零六年三月三十一日，有關未動用税項虧損之遞延税項資產的332,000港元已於本集團之資產負債表中確認。於二零零六年三月三十一日之餘下未動用税項虧損372,942,000港元概無遞延税項資產確認。變現遞延税項資產主要有賴於是否有足夠未來溢利或將來可供利用之應課税臨時差額而定。倘產生之未來實際溢利乃少於或多於預期，遞延税項資產可能會予以實質回撥或進一步確認，而該未來溢利會於有關回撥或進一步確認發生期間之收益表內確認。

7. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's major financial instruments include equity and debt investments, borrowings, trade and other receivables, short-term loan receivables, margin loans receivables, bank deposits, trade and other payables. Details of these financial instruments are disclosed in respective notes. The risks associated with these financial instruments and the policies on how to mitigate these risks are set out below. The management manages and monitors these exposures to ensure appropriate measures are implemented on a timely and effective manner.

(i) Market Risk

Currency risk

Certain trade receivables, trade payables, short-term loan receivables and borrowings of the Group are denominated in foreign currencies. The Group currently does not have a foreign currency hedging policy. However, the management monitors foreign exchange exposure closely and consider the usage of hedging instruments when the need arises.

7. 財務風險管理目標及政策

本集團之主要財務工具包括股本及債務投資、借款、貿易及其他應收款項、應收短期貸款、應收孖展貸款及銀行存款或應付款項。該等財務工具詳情於各附註披露。下文列載與該等財務工具有關之風險及如何降低該等風險之政策。管理層管理及監控該等風險，以確保及時和有效地採取適當之措施。

(i) 市場風險

貨幣風險

本集團若干貿易應收款項、應收短期貸款及借款乃以外幣計值。本集團現時尚無外幣對沖政策。然而，管理層監控外匯風險，並會考慮於必要時對沖重大外幣風險。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

7. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

(i) Market Risk *(Continued)*

Interest rate risk

The Group's fair value interest rate risk relates primarily to its investments in fixed-rate convertible notes where it is also exposed to cash flow interest rate risk through the variable-rate bank borrowings. (see Notes 27 and 37 for details of debt securities and loans respectively).

The Group currently does not have a policy to hedge against the interest rate risk as the management believes that changes in the interest rate will not have a significant impact on the Group's financial position. However, the management monitors closely the interest rate exposure and will consider using interest rate swap when the need arises.

Other price risk

The Group is exposed to equity security price risk through its investments in both listed and unlisted equity investments. For investments in listed equity investment, the management manages this exposure by maintaining a portfolio of investments with different risk profiles.

7. 財務風險管理目標及政策(續)

(i) 市場風險(續)

利率風險

本集團之公平價值利率風險主要與其投資於固定利率之可兌換票據有關，有關投資亦會透過浮息銀行借款而遭受現金流量利率風險(債務證券及貸款之詳情分別參見附註27及37)。

本集團目前並無任何用以對沖利率風險之政策，管理層相信，利率變動將不會對本集團之財務狀況產生重大影響，然而，管理層嚴密監控利率風險，並將在必要時考慮使用利率掉期。

其他價格風險

本集團透過其在上市及非上市證券之投資而蒙受證券保障價格風險。就上市權益投資而言，管理層以保持不同投資風險組合的投資組合管理該風險。

7. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES *(Continued)*

(ii) Credit risk

Credit risk

The Group's maximum exposure to credit risk in the event of the counterparties failure to perform their obligations as at 31 March 2006 in relation to each class of recognized financial assets is the carrying amount of those assets as stated in the consolidated balance sheet. There is concentration of credit risk with convertible notes, loans from or to related parties and certain major customers in Europe. In order to minimize the credit risk, the management of the Group has delegated a team responsible for determination of credit limits, credit approvals and other monitoring procedures to ensure that follow-up action is taken to recover overdue debts. In addition, the Group reviews the recoverable amount of each individual trade debt, loan receivable, margin loan receivables and debt securities at each balance sheet date to ensure that adequate impairment losses are made for irrecoverable amounts. In this regard, the directors of the Company consider that the Group's credit risk is significantly reduced.

The credit risk on liquid funds is limited because the counter parties are banks, financial institution with good reputation.

(iii) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group maintains the flexibility in funding by arranging banking facilities and other external financing. Besides, the Group has continued to tighten cost controls over operating costs to improve the cash flows, profitability and operations of the Group. The directors believe that the Group will have sufficient working capital for its future operational requests.

7. 財務風險管理目標及政策(續)

(ii) 信貸風險

信貸風險

倘對方於二零零六年三月三十一日未能履行彼等之承擔,則本集團就每類已確認財務資產而須承受之最大信貸風險,為已於綜合資產負債表列值之資產之賬面金額。信貸風險集中在若干主要為歐洲客戶。為降低信貸風險,本集團管理層已委派一組人員負責制訂信貸限額、信貸審批及其他監控措施,以確保採取跟進措施收回逾期未付之債項。此外,本集團於各結算日評估每項個別貿易債項、應收貸款賬項、應收孖展貸款及債務證券之可收回金額,以確保就不可收回金額所作出之減值虧損已足夠。就此,本公司董事認為本集團之信貸風險已大幅降低。

流動資金的信貸風險有限,皆因對約方為信譽良好的銀行、金融機構。

(iii) 流動資金風險

審慎之流動風險管理意味著透過安排足夠之信貸來維持充足之現金及可動用資金。本集團透過安排銀行信貸及其他對外融資來維持融資之靈活性。此外,本集團繼續對經營或本執行嚴格成本控制,以改善本集團之現金流量、盈利能力及營運。董事相信,本集團將擁有充足營運資金,以應付其日後營運所需。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

8. REVENUE

8. 收入

Revenue represents the net amounts received and receivable for goods sold, securities traded by the Group, and sales of other asset to outside customers for the year. An analysis of the Group's revenue for the year, for both continuing and discontinued operations, is as follows:

收入乃本集團年內售予外間客戶之貨品、與外間客戶買賣之證券及售予外間客戶之其他資產之已收及應收款項淨額。本集團之本年度收入(包括持續及非持續業務)分析如下:

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Continuing operations	持續業務		
Sales of goods	銷售貨品	**51,452**	124,172
Securities trading	證券買賣	**146,386**	93,884
Sale of other assets *(Note 30)*	銷售其他資產(附註30)	**118,800**	39,600
		316,638	257,656
Discontinued operations	非持續業務		
Sales of goods	銷售貨品	**5,385,144**	5,418,803
		5,701,782	5,676,459

9. SEGMENT INFORMATION

9. 分類資料

In accordance with the Group's internal financial reporting, the Group has determined that business segments are its primary reporting format and geographical segments are its secondary reporting format.

根據本集團內部財務報告,本集團決定業務分類為主要報告形式,地域分類為次要報告形式。

Business segments

業務分類

The Group is organized into four business segments, namely trading of computer related products, trading of consumer electronic products, securities trading and property development and trading.

本集團由四種分類業務組成,即電腦相關產品貿易、消費電子產品貿易、證券買賣以及物業發展及買賣。

The operations of trading of computer related products under the trade name of "Memorex®" and trading of consumer electronic products were discontinued on 28 April 2006 *(see Note 16)*. The Group will continue the operation of trading of other non-"Memorex®" computer related products.

商標名稱為「Memorex®」之電腦相關產品貿易及消費電子產品貿易業務於二零零六年四月二十八日終止(見附註16)。本集團將繼續營運其他非「Memorex®」電腦相關產品的貿易業務。

9. SEGMENT INFORMATION *(Continued)*

9. 分類資料（續）

Business segments *(Continued)*

業務分類（續）

Segment information about these businesses is presented as below:

有關該等業務之分類資料呈列如下：

		Continuing operations 持續業務				Discontinued operations 非持續業務		
		Trading of computer related products *HK$'000* 電腦相關產品貿易 千港元	Trading of securities *HK$'000* 證券買賣 千港元	Property development and trading *HK$'000* 物業發展及買賣 千港元	Total *HK$'000* 總計 千港元	Trading of computer related products under "Memorex®" *HK$'000* 電腦相關產品貿易（「Memorex®」品牌） 千港元	Trading of consumer electronic products *HK$'000* 消費電子產品貿易 千港元	Consolidated *HK$'000* 綜合 千港元
For the year ended 31 March 2006	*截至二零零六年三月三十一日止年度*							
REVENUE	收入							
External sales	外部銷售	51,452	146,386	118,800	316,638	4,210,551	1,174,593	5,701,782
SEGMENT RESULT	分類業績	(28,635)	175,698	11,886	158,949	91,334	22,028	272,311
Interest income	利息收入							44,398
Unallocated corporate expenses	未分配企業開支							(33,333)
Finance costs	財務費用							(75,894)
Share of results of associates	應佔聯營公司業績							(21,494)
Net gain on disposal of subsidiaries and associates	出售附屬公司及聯營公司之收益淨額							921
Impairment loss on trademark licenses	商標許可證之減值虧損							(164,667)
Impairment loss on available-for-sale investments	可供銷售投資之減值虧損							(49,845)
Impairment loss on club debentures	會所債券之減值虧損							(778)
Allowance for loan receivable	應收貸款準備							(11,542)
Allowance for other receivable	其他應收款項準備							(2,412)
Loss before income tax	除所得税前虧損							(42,335)
Income tax expense	所得税支出							(53,669)
Loss for the year	本年度虧損							(96,004)

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

9. SEGMENT INFORMATION *(Continued)* 9. 分類資料（續）

Business segments *(Continued)* 業務分類（續）

		Trading of securities *HK$'000* 證券買賣 千港元	Property development and trading *HK$'000* 物業發展及買賣 千港元	Trading of computer related products under "Memorex®" *HK$'000* 電腦相關產品貿易（「Memorex®」品牌） 千港元	Trading of consumer electronic products *HK$'000* 消費電子產品貿易 千港元	Consolidated *HK$'000* 綜合 千港元
Assets and liabilities at 31 March 2006	資產及負債 於二零零六年三月三十一日					
ASSETS	資產					
Segment assets	分類資產	727,006	–	1,583,194	235	2,310,435
Interests in associates	聯營公司權益					647,693
Unallocated corporate assets	未分配企業資產					1,235,052
Consolidated total assets	綜合總資產					4,193,180
LIABILITIES	負債					
Segment liabilities	分類負債	–	421	919,884	–	920,305
Borrowings	借款					858,020
Unallocated corporate liabilities	未分配企業負債					195,532
Consolidated total liabilities	綜合總負債					1,973,857

9. SEGMENT INFORMATION *(Continued)*

9. 分類資料（續）

Business segments *(Continued)*

業務分類（續）

		Continuing operations 持續業務			Discontinued operations 非持續業務	
		Trading of computer related products *HK$'000* 電腦相關產品貿易 千港元	Corporate *HK$'000* 企業 千港元	Total *HK$'000* 總計 千港元	Trading of computer related products under "Memorex®" *HK$'000* 電腦相關產品貿易（「Memorex®」品牌） 千港元	Consolidated *HK$'000* 綜合 千港元
Other information	其他資料					
For the year ended 31 March 2006	截至二零零六年三月三十一日止年度					
Capital expenditure	資本開支	162	23	185	15,285	15,470
Depreciation and amortization	折舊及攤銷	2,000	613	2,613	11,998	14,611
Impairment loss on trademark licenses	商標許可證之減值虧損	164,667	–	164,667	–	164,667
Addition of goodwill arising on acquisition of a subsidiary	收購一間附屬公司額外產生之商譽	–	623	623	–	623
Addition of goodwill arising on acquisition of an associate	收購一間聯營公司額外產生之商譽	–	2,276	2,276	–	2,276
Net provision for doubtful debts	呆賬撥備淨額	685	2,412	3,097	13,575	16,672
Allowance for slow moving inventories	滯銷存貨準備	–	–	–	75,732	75,732
Gain on disposals of interests in subsidiaries and associates	出售附屬及聯營公司之收益	–	921	–	–	921

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

9. SEGMENT INFORMATION *(Continued)* 9. 分類資料（續）

Business segments *(Continued)* 業務分類（續）

		Continuing operations 持續業務				Discontinued operations 非持續業務		
		Trading of computer related products HK$'000 電腦相關產品貿易 千港元	Trading of securities HK$'000 證券買賣 千港元	Property development and trading HK$'000 物業發展及買賣 千港元	Total HK$'000 總計 千港元	Trading of computer related products under "Memorex®" HK$'000 電腦相關產品貿易（「Memorex®」品牌 千港元	Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元	Consolidated HK$'000 (As restated) 綜合 千港元 (經重列)
For the year ended 31 March 2005	截至二零零五年三月三十一日止年度							
REVENUE	收入							
External sales	外部銷售	124,172	93,884	39,600	257,656	3,853,541	1,565,262	5,676,459
SEGMENT RESULT	分類業績	13,212	77,263	2,105	92,580	243,346	24,847	360,773
Interest income	利息收入							22,651
Unallocated corporate expenses	未分配企業開支							(63,933)
Realization of negative goodwill arising on acquisition of an additional interest in an associate	收購一間聯營公司額外權益產生之負商譽變現							2,057
Finance costs	財務費用							(18,198)
Share of results of associates	應佔聯營公司業績							(64,909)
Impairment loss on goodwill arising on acquisition of an associate	收購一間聯營公司產生之商譽減值虧損							(177,446)
Amortization of goodwill arising on acquisition of associates	收購聯營公司產生之商譽攤銷							(28,089)
Loss on disposal of subsidiaries and associates	出售附屬公司及聯營公司之虧損							(15,747)
Profit before income tax	除所得稅前溢利							17,159
Income tax expense	所得稅支出							(117,397)
Loss for the year	本年度虧損							(100,238)

9. SEGMENT INFORMATION *(Continued)*

9. 分類資料（續）

Business segments *(Continued)*

業務分類（續）

		Trading of securities HK$'000 證券買賣 千港元	Property development and trading HK$'000 物業發展及買賣 千港元	Trading of computer related products HK$'000 電腦相關產品貿易 千港元	Trading of consumer electronic products HK$'000 消費電子產品貿易 千港元	Consolidated HK$'000 綜合 千港元
Assets and liabilities at 31 March 2005	資產及負債 於二零零五年三月三十一日					
ASSETS	**資產**					
Segment assets	分類資產	144,621	108,000	2,284,675	3,792	2,541,088
Interests in associates	聯營公司權益					632,201
Unallocated corporate assets	未分配企業資產					483,264
Consolidated total assets	綜合總資產					3,656,553
LIABILITIES	**負債**					
Segment liabilities	分類負債	103	1,512	872,534	–	874,149
Borrowings	借款					243,351
Unallocated corporate liabilities	未分配企業負債					283,062
Consolidated total liabilities	綜合總負債					1,400,562

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

9. SEGMENT INFORMATION *(Continued)* 9. 分類資料（續）

Business segments *(Continued)* 業務分類（續）

		Continuing operations 持續業務			Discontinued operations 非持續業務	
		Trading of computer related products *HK$'000* 電腦相關產品貿易 千港元	Corporate *HK$'000* 公司 千港元	Total *HK$'000* 合計 千港元	Trading of computer related products under "Memorex®" *HK$'000* 「Memorex」品牌電腦相關產品貿易 千港元	Consolidated *HK$'000* 綜合 千港元
Other information	其他資料					
For the year ended 31 March 2005	截至二零零五年三月三十一日止年度					
Goodwill arising on acquisition of an additional interest in a subsidiary after 1 January 2005	於二零零五年一月一日後收購一間附屬公司額外權益所產生之商譽	–	–	–	24,430	24,430
Capital expenditure	資本開支	168	471	639	13,590	14,229
Depreciation and amortization	折舊及攤銷	51,813	1,561	53,374	17,477	70,851
Impairment loss on goodwill arising on acquisition of an associate	收購一間聯營公司產生之商譽減值虧損	–	177,446	177,446	–	177,446
Net provision for doubtful debts	呆賬撥備淨額	566	5,726	6,292	15,977	22,269
Allowance for slow moving inventories	滯銷存貨準備	–	–	–	25,588	25,588
Loss on deemed disposal of associates	視作出售聯營公司虧損	–	19,251	19,251	–	19,251

Geographical segments

The Group's trading of computer related products is mainly located in North America and Europe. The trading of consumer electronic products is mainly located in North America, the trading of securities is mainly located in Hong Kong and the property development and trading is mainly in the People's Republic of China (the "PRC").

地域分類

本集團電腦相關產品貿易主要於北美及歐洲進行。消費電子產品貿易主要於北美進行，證券買賣主要於香港進行，而物業發展及買賣則主要於中華人民共和國（「中國」）進行。

9. SEGMENT INFORMATION *(Continued)*

Business segments *(Continued)*

The following table provides an analysis of the Group's sales revenue by geographical market, irrespective of the origin of the goods/services:

9. 分類資料（續）

業務分類（續）

本集團之銷售收入按地域市場列表分析如下（不管貨品／服務來源）：

		Sales revenue by geographical market 地域市場銷售收入	
		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
America	美洲	4,906,186	4,834,806
Europe	歐洲	429,401	581,085
Others	其他	366,195	260,568
		5,701,782	5,676,459

Revenue from the Group's discontinued operations was derived principally from North America (2006: HK$4,848,142,000, 2005: HK$4,834,806,000) and Europe (2006: HK$429,401,000, 2005: HK$539,279,000).

本集團非持續業務之收入主要來自北美（二零零六年：4,848,142,000港元，二零零五年：4,834,806,000港元）及歐洲（二零零六年：429,401,000港元，二零零五年：539,279,000港元）。

9. SEGMENT INFORMATION *(Continued)*

9. 分類資料(續)

Geographical segments

地域分類

The following is an analysis of the carrying amount of segment assets, and additions to property, plant and equipment, analyzed by the geographical area in which the assets are located:

分類資產之賬面值與物業、機器及設備增項按該等資產所處地理區域列表分析如下:

		Carrying amount of segment assets 分類資產之賬面值		Additions to property, plant and equipment 物業、機器及設備增項	
		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元	2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Hong Kong	香港	2,456,692	1,349,581	144	501
North America	北美	1,150,454	1,118,220	13,199	11,311
Europe	歐洲	164,560	257,408	1,776	2,111
Taiwan	台灣	48,051	49,178	325	294
Others	其他	366,802	462,365	26	12
		4,186,559	3,236,752	15,470	14,229

As at 31 March 2005, intangible assets of HK$233,475,000, goodwill of HK$167,908,000 and deferred tax assets of HK$18,418,000 were excluded from the analysis of the carrying amount of segment assets and as at 31 March 2006, goodwill of HK$6,621,000 is excluded form the analysis of the carrying amount of segment assets.

因無形資產、商譽及遞延稅項不適於劃入地域分類,故於二零零五年三月三十一日,233,475,000港元之無形資產、167,908,000港元之商譽及18,418,000港元之遞延稅項資產未列入於本分類資產賬面值分析表;及於二零零六年三月三十一日,6,621,000港元之商譽未列入於本分類資產賬面值分析表。

10. OTHER INCOME

10. 其他收入

Other income included the following items:

其他收入包括下列項目：

		Continuing operations 持續業務		Discontinued operations 非持續業務		Consolidated 綜合	
		2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Interest on bank deposits	銀行存款利息	3,224	910	823	517	4,047	1,427
Interest on loan receivables	應收貸款利息	40,234	21,130	–	–	40,234	21,130
Interest on loan from associates	應收聯營公司貸款利息	117	94	–	–	117	94
Net exchange gain	匯兌收益淨額	–	324	–	–	–	324
Internet service income	互聯網服務收入	366	3,096	–	–	366	3,096
Royalty income	專利收入	–	–	788	2,787	788	2,787
Unrealized fair value gain of investments held for trading/Net unrealized holding gain on other investment	持作買賣投資之未變現公平價值收益／所持其他投資之未變現收益淨額	43,313	17,223	–	–	43,313	17,223
Rental income	租金收入	20,594	20,415	6,110	7,257	26,704	27,672
Net gain on trading of derivatives financial instruments	買賣衍生財務工具之收益淨額	–	15,100	–	–	–	15,100
Waiver of debt by a third party	第三方放棄債務	–	14,415	–	–	–	14,415
Management fee income	管理費收入	3,497	3,573	–	–	3,497	3,573

11. OTHER EXPENSES

11. 其他開支

		Continuing operations 持續業務		Discontinued operations 非持續業務		Consolidated 綜合	
		2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Loss on disposal of investment securities	出售投資證券之虧損	–	29,712	–	–	–	29,712
Impairment loss on available-for-sale-investments	可供出售之投資減值虧損	49,845	–	–	–	49,845	–
Impairment loss on club debentures	會所債券減值虧損	778	–	–	–	778	–
		50,623	29,712	–	–	50,623	29,712

For the year ended 31 March 2006, the directors of the Company reviewed the carrying value of unlisted equity securities in the PRC. After considering the subsequent purchase consideration offered by certain third parties, an impairment loss of approximately HK$49,845,000 has been identified and recognized in the consolidated income statement.

截至二零零六年三月三十一日止年度，本公司董事審閱在中國非上市股本證券之賬面值。經計及若干第三方其後所提供的購買代價後，已確定約49,845,000港元的減值虧損並在綜合收益表中確認。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

12. FINANCE COSTS 12. 財務費用

		Continuing operations 持續業務		Discontinued operations 非持續業務		Consolidated 綜合	
		2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Interest on borrowings wholly repayable within five years:	須於五年內悉數償還之借貸利息：						
– Bank loans and overdrafts	－銀行貸款及透支	4,993	2,778	12,403	2,944	17,396	5,722
– Other loans	－其他貸款	58,055	11,875	–	–	58,055	11,875
– Finance leases	－融資租約	–	–	25	99	25	99
Interest on bank borrowings not wholly repayable within five years	毋須於五年內悉數償還之銀行貸款利息	418	502	–	–	418	502
		63,466	15,155	12,428	3,043	75,894	18,198

13. IMPAIRMENT LOSS ON GOODWILL ARISING ON ACQUISITION OF AN ASSOCIATE

For the year ended 31 March 2005, the directors of the Company reviewed the carrying value of goodwill arising on acquisition of an associate, China Strategic Holdings Limited ("CSHL"), which is incorporated in Hong Kong and its shares are listed on the Stock Exchange, in previous year, with reference to the financial performance and the business operations of CSHL. After considering the current market condition and operating results of CSHL, an impairment loss of HK$177,446,000 has been identified and recognized in the consolidated income statement.

13. 收購一間聯營公司產生之商譽減值虧損

於截至二零零五年三月三十一日止年度，本公司董事已參照中策之財務表現及業務經營，審閱於過往年度收購一間聯營公司中策集團有限公司（「中策」，於香港註冊成立及其股份於聯交所上市）所產生商譽之賬面值。經考慮當前市況及中策之經營業績後，177,446,000港元減值虧損已獲確定並於綜合收益表內確認。

14. NET GAIN (LOSS) ON DISPOSAL OF SUBSIDIARIES AND ASSOCIATES

14. 出售附屬公司及聯營公司之收益（虧損）淨額

		Continuing operations 持續業務		Discontinued operations 非持續業務		Consolidated 綜合	
		2006	2005	2006	2005	2006	2005
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元
Gain on disposal of subsidiaries	出售附屬公司之收益	7,175	3,504	–	–	7,175	3,504
Net loss on deemed disposal of interest in associates	被視為出售聯營公司權益之虧損淨額	(14,048)	(19,251)	–	–	(14,048)	(19,251)
Gain on disposal of associates	出售聯營公司之收益	7,794	–	–	–	7,794	–
		921	(15,747)	–	–	921	(15,747)

15. INCOME TAX EXPENSE

15. 所得稅支出

		Continuing operations 持續業務		Discontinued operations 非持續業務		Consolidated 綜合	
		2006	2005	2006	2005	2006	2005
		HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元	二零零六年 千港元	二零零五年 千港元
Current tax:	現時稅項：						
Hong Kong Profits Tax	香港利得稅	2,112	79	–	–	2,112	79
Overseas	海外	2,003	4,226	70,473	95,931	72,476	100,157
		4,115	4,305	70,473	95,931	74,588	100,236
Deferred tax *(Note 40)*	遞延稅項（附註40）	216	(23)	(21,135)	17,184	(20,919)	17,161
		4,331	4,282	49,338	113,115	53,669	117,397

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

15. INCOME TAX EXPENSE *(Continued)*　15. 所得税支出（續）

The income tax expense for the year can be reconciled to the loss before income tax per the consolidated income statements as follows:

本年度所得税支出與綜合收益表內除所得税前虧損對賬如下：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Loss before income tax:	除所得税前虧損：		
Continuing operations	持續業務	(144,092)	(248,508)
Discontinued operations	非持續業務	101,757	265,667
		(42,335)	17,159
Tax at applicable tax rate of 41%	按適用税率41%計算之税項	(17,357)	7,035
Tax effect of share of results of associates	應佔聯營公司業績之税務影響	8,813	26,612
Tax effect of income not taxable for tax purposes	不須繳税收入之税務影響	(17,774)	(11,596)
Tax effect of expenses not deductible for tax purposes	不能扣税支出之税務影響	32,250	93,530
Tax effect of tax losses not recognized	未確認税項虧損之税務影響	29,371	16,434
Utilization of tax losses not previously recognized	使用先前未確認税項虧損	(51)	(7,308)
Utilization of deferred tax assets not previously recognized	使用先前未確認遞延税項資產	(811)	(319)
Reversal of deferred tax assets previously recognized	先前已確認遞延税項資產回撥	–	27,273
Effect of different tax rates of subsidiaries operating in other jurisdictions	於其他司法管轄區經營之附屬公司之不同税率之影響	19,064	(31,551)
Others	其他	164	(2,713)
Income tax expense for the year	本年度所得税支出	53,669	117,397

Hong Kong Profits Tax was calculated at 17.5% of the estimated assessable profit for the years ended 31 March 2006 and 2005.

香港所得税就截至二零零六年及二零零五年三月三十一日止年度估計應課税溢利按17.5%税率計算。

For the years ended 31 March 2006 and 2005, a major subsidiary operating in the United States of America ("USA") provided for the USA Corporation tax at 41% on the assessable profit in the USA. As the major profit of the Group was contributed by this subsidiary, the tax reconciliation is prepared using 41%.

於截至二零零六年及二零零五年三月三十一日止年度，一間於美利堅合眾國（「美國」）經營之主要附屬公司須按税率41%就美國應課税溢利繳納美國企業税。由於本集團之主要溢利來自該附屬公司，故應採用税率41%進行税項調整。

Income tax arising in other jurisdictions was calculated at the rates prevailing in the relevant jurisdictions.

在其他司法管轄區所產生之所得税按有關司法管轄區之現行税率計算。

16. DISPOSAL GROUP AND DISCONTINUED OPERATIONS

(i) On 19 January 2006, the Group, through its non-wholly owned subsidiary, Memorex International Inc. (the "MII"), entered into agreements (the "Disposal Agreement") with Imation Corp. ("Imation"), a company listed on the New York Stock Exchange, to dispose of MII's entire interest in Hanny Magnetics Europe Limited, Memorex Canada Ltd., Memorex Products Europe Limited, Memorex Products S.A.S., Memorex Products GmbH, Memorex Products (Taiwan) Inc. and Memorex Products, Inc. (the "Disposed Companies") and to dispose of MII's trademark license and other assets relating to the trading of computer related product business under the trade name "Memorex" which include the business of design, development, marketing, distribution and sale of hardware, media and accessories used for the storage of electronic data conducted by MII and the Disposed Companies (the "Disposed Business").

The aggregate consideration of the Disposal comprises: (1) an initial consideration of US$330,000,000 (equivalent to approximately HK$2,562,450,000), (2) plus the amount, if any, by which the amount of the completion date net current asset amount (as defined in the Company's circular dated 10 April 2006) exceeds US$87,000,000 (equivalent to approximately HK$675,555,000) or minus the amount, if any, by which the amount of the completion date net current asset amount falls short of US$87,000,000 (equivalent to approximately HK$675,555,000); and (3) plus the earnout amount which is to be determined by reference to the earnings before interest, tax, depreciation and amortization of the electronic data storage business of the Disposed Companies to be disposed of by the MII and calculated on an agreed basis set out in the Disposal Agreement for each of the twelve-month periods ending on 31 March 2007, 31 March 2008 and 31 March 2009. The earnout amount shall have a cumulative minimum of US$5,000,000 (equivalent to approximately HK$38,825,000) and a cumulative maximum of US$45,000,000 (equivalent to approximately HK$349,425,000). In the event that Imation transfers control of the business (as defined in the circular dated 10 April 2006) at any time, prior to 1 April 2009, Imation will pay MII an amount equal to whatever would be required to bring the aggregate amount of earnout payments to US$45,000,000 (equivalent to approximately HK$349,425,000).

16. 出售集團及非持續業務

(i) 於二零零六年一月十九日，本集團透過其非全資附屬公司Memorex International Inc.(「MII」)與Imation Corp.(「Imation」)(一間於紐約證券交易所上市之公司)訂立協議(「出售協議」)，以出售MII於Hanny Magnetics Europe Limited、Memorex Canada Ltd.、Memorex Products Europe Limited、Memorex Products S.A.S.、Memorex Products GmbH、Memorex Products (Taiwan) Inc.及Memorex Products, Inc.(「出售公司」)之全部權益，並出售MII之商標許可證及其他有關以「Memorex」商用名稱買賣電腦相關產品之業務之資產(包括MII及出售公司進行之電子數據儲存所用硬件、媒體及配件之設計、開發、市場推廣、分銷及銷售之業務(「出售業務」)。

該項交易之總代價包括：(1)初步代價為330,000,000美元(相等於約2,562,450,000港元)，(2)另加完成日期流動資產淨值(定義見日期為二零零六年四月十日之通函)超逾87,000,000美元(相等於約675,555,000港元)之金額之款項(如有)，或減去完成日期流動資產淨值少於87,000,000美元(相等於約675,555,000港元)之金額之款項(如有)；及(3)另加額外金額，有關金額乃參照將由MII出售之出售公司之電子數據儲存業務截至二零零七年三月三十一日、二零零八年三月三十一日及二零零九年三月三十一日止各十二個月期間之未計利息、税項、折舊及攤銷前盈利釐定，而有關盈利乃按協議所載之協定基準計算。額外金額之累積最低額須為5,000,000美元(相等於約38,825,000港元)，而累積最高額須為45,000,000美元(相等於約349,425,000港元)。倘Imation於二零零九年四月一日前任何時間轉讓業務之控制權(定義見日期為二零零六年四月十日之通函)，則Imation將會向MII支付一筆相等於使額外付款總額達45,000,000美元(相等於約349,425,000港元)之所需金額之款項。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

16. DISPOSAL GROUP AND DISCONTINUED OPERATIONS *(Continued)*

Pursuant to the Disposal Agreement, the Group was also required to transfer and assign the trading of consumer electronic product business (the "Discontinued Business") to Imation before the completion of the Disposal Agreement and accordingly, the trading of consumer electronic product business was classified as discontinued operations.

(ii) Given the current estimated net consideration of approximately HK$2,454,000,000 for the Disposed Business as set out in the Company's announcement dated 26 January 2006, the net proceeds of disposal are expected to exceed the aggregate amount of the carrying value of trademark licenses of MII, the net carrying amount of the relevant assets and liabilities of the Disposed Business and accordingly, no impairment loss has been recognized.

On 10 March 2005, the Group also entered into agreement to dispose of approximately 15.3% interest in CSHL for a consideration of approximately HK$26,000,000, the completion which is subject to the completion of a group reorganization by CSHL ("CSHL Reorganization"), details of the CSHL Disposal and the CSHL Reorganization are set out in note 24. After completion of the disposal of CSHL, the Group will retained approximately 14% equity interest in CSHL.

The assets and liabilities attributable to the Disposed Business as well as the approximately 15.3% share of assets are liabilities of CSHL (after the completion of the CSHL Reorganization), which are expected to be sold within twelve months, have been classified as a disposal group held for sale and was presented separately in the balance sheet (see below). No significant assets attributable to the Discontinued Business will be abandoned upon its operations were discontinued.

Regarding the CSHL Disposal, the net proceed of disposal of approximately HK$26,000,000 is expected to exceed the share of assets and liabilities of CSHL (after the completion of CSHL Reorganization), no impairment loss has also been recognized.

The disposal of Disposed Business and CSHL Disposal was completed subsequent to the balance sheet date.

16. 出售集團及非持續業務（續）

根據出售協議，本集團亦須於完成出售協議前向Imation轉讓及出讓買賣消費電子產品業務（「已終止業務」），故買賣消費電子產品業務已分類為非持續業務。

鑒於本公司日期為二零零六年一月二十六日之公佈所載出售業務之現時估計代價淨額約2,454,000,000港元，則出售所得款項淨額預期將超過MII商標許可證之賬面值、有關資產之賬面淨值及出售業務之負債之總金額，故並無確認減值虧損。

於二零零五年三月十日，本集團已訂立一項協議，以出售於中策約15.3%權益，代價約為26,000,000港元。完成（須受中策完成集團重組（「中策重組」）之規限）、中策出售事項之詳情及中策重組載於附註24。在完成出售中策後，本集團將保留於中策約14%股權。

出售業務應佔資產及負債以及應佔中策資產及負債約15.3%（於完成中策重組後）（該等資產預期將於十二個月內出售）已被分類為一項持作銷售之出售事項，並於資產負債表（見下文）內分別作出呈列。在其業務終止後，概無棄置已終止業務應佔之重大資產。

關於中策出售事項，出售所得款項淨額約26,000,000港元預期將超過應佔中策之資產及負債（於完成中策重組後），故並無確認減值虧損。

出售出售業務及中策出售事項已於結算日後完成。

16. DISPOSAL GROUP AND DISCONTINUED OPERATIONS *(Continued)*

16. 出售集團及非持續業務（續）

The major classes of assets and liabilities of the Disposed Business and CSHL as at 31 March 2006, which have been presented separately in the balance sheet, are as follows:

於二零零六年三月三十一日，已於資產負債表中分開呈列之出售業務及中策之主要類別資產及負債如下：

		2006 *HK$'000* 二零零六年 千港元
Property, plant and equipment	物業、機器及設備	29,720
Goodwill	商譽	167,908
Intangible assets	無形資產	68,002
Interests in an associate	於一間聯營公司之權益	30,822
Deferred tax assets	遞延稅項資產	51,684
Inventories	存貨	616,142
Trade and other receivables	貿易及其他應收款項	645,946
Tax recoverable	可收回稅項	9,019
Bank balances and cash	銀行結存及現金	26,016
Total assets classified as held for sale	分類為持作出售之總資產	1,645,259
Trade and other payables	貿易及其他應付款項	669,778
Other liabilities	其他負債	1,738
Bank borrowings	銀行借款	170,698
Deferred tax liabilities	遞延稅項負債	12,114
Total liabilities associated with assets classified as held for sale	分類為可供銷售資產有關之總負債	854,328

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

16. DISPOSAL GROUP AND DISCONTINUED OPERATIONS *(Continued)*

16. 出售集團及非持續業務（續）

The results attributable to the Disposed Business and Discontinued Business for the year were as follows:

本年度，出售業務及非持續業務應佔之業績如下：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Revenue	收入	5,385,144	5,418,803
Cost of sales	銷售成本	(4,167,175)	(4,231,301)
Other income	其他收入	8,441	11,499
Distribution and selling expenses	分銷及銷售開支	(955,573)	(757,830)
Administrative expenses	行政開支	(156,652)	(172,461)
Finance costs	財務費用	(12,428)	(3,043)
Profit before income tax	除所得稅前溢利	101,757	265,667
Income tax expense	所得稅支出	(49,338)	(113,115)
Profit for the year	本年度溢利	52,419	152,552

The cash flows of the discontinued operations were as follows:

非持續業務之現金流量如下：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Net cash (used in) from operating activities	經營業務（動用）產生之現金淨額	(261,773)	281,908
Net cash used in investing activities	投資業務動用之現金淨額	(15,160)	(13,302)
Net cash from (used in) financing activities	融資業務（動用）產生之現金淨額	170,236	(152,682)

17. LOSS FOR THE YEAR

17. 本年度虧損

		Continuing operations 持續業務		Discontinued operations 非持續業務		Consolidated 綜合	
		2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元	2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Loss for the year has been arrived at after charging (crediting):	本年度虧損已扣除(計入):						
Staff costs (including directors' emoluments):	員工成本(包括董事酬金):						
Salaries and other benefits	薪金及其他福利	19,393	34,265	145,970	136,585	165,363	170,850
Retirement benefits scheme contributions	退休福利計劃供款	856	1,341	2,832	1,837	3,688	3,178
		20,249	35,606	148,802	138,422	169,051	174,028
Depreciation and amortisation:	折舊及攤銷:						
Amortisation of intangible assets and goodwill (included in administrative expenses)	無形資產及商譽攤銷(包括在行政開支內)	–	45,272	806	5,794	806	51,066
Depreciation and amortization of property, plant and equipment	物業、機器及設備之折舊及攤銷	2,613	8,102	11,191	11,683	13,804	19,785
		2,613	53,374	11,997	17,477	14,610	70,851
Allowance for bad and doubtful debts	呆壞賬準備	3,097	11,374	13,575	10,895	16,672	22,269
Allowance for loan receivables	應收貸款準備	11,542	8,338	–	–	11,542	8,338
Allowance (reversal of allowance) for margin loan receivables	應收孖展貸款準備(準備回撥)	4,922	(2,387)	–	–	4,922	(2,387)
Write-down of slow moving and obsolete inventories	滯消及陳舊存貨準備	–	1,060	75,732	24,528	75,732	25,588
Auditors' remuneration	核數師酬金	8,964	2,398	4,862	6,092	13,826	8,490
Net gain on investments held for trading/ Net gain on other investments	持作買賣投資之收益淨額／其他投資之收益淨額	(60,980)	(62,136)	–	–	(60,980)	(62,136)
Loss on disposal of property, plant and equipment	出售物業、機器及設備虧損	2,616	405	120	693	2,736	1,098
Cost of inventory recognized as expense	確認為開支之存貨成本	43,491	50,072	3,977,855	4,065,948	4,021,346	4,116,020
Share of income tax of associates (included in share of results of associates)	應佔聯營公司所得稅(包括在應佔聯營公司業績內)	2,615	4,247	–	–	2,615	4,247
Exchange loss (gain)	兌匯虧損(收益)	5,580	(10,470)	7,735	1,232	13,315	(9,238)

18. DIRECTORS' AND EMPLOYEE'S REMUNERATION

18. 董事及僱員酬金

(a) Directors' remuneration

(a) 董事酬金

The emoluments paid or payable to each of the 12 (2005: 12) directors were as follows:

已付或應付予12名董事(二零零五年:12名)各自之酬金如下:

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Chan Kwok Keung, Charles	陳國強		
Fees	袍金	–	–
Other emoluments:	其他酬金:		
Salaries and other benefits	薪金及其他福利	–	–
Retirement benefits scheme contributions	退休福利計劃供款	–	–
		–	–
Yap, Allan	Yap, Allan		
Fees	袍金	–	–
Other emoluments:	其他酬金:		
Salaries and other benefits	薪金及其他福利	2,400	2,400
Retirement benefits scheme contributions	退休福利計劃供款	12	12
		2,412	2,412
Lui Siu Tsuen, Richard	呂兆泉		
Fees	袍金	–	–
Other emoluments:	其他酬金:		
Salaries and other benefits	薪金及其他福利	1,600	1,378
Retirement benefits scheme contributions	退休福利計劃供款	94	92
		1,694	1,470
Chan Kwok Hung	陳國鴻		
Fees	袍金	–	–
Other emoluments:	其他酬金:		
Salaries and other benefits	薪金及其他福利	–	–
Retirement benefits scheme contributions	退休福利計劃供款	–	–
		–	–

18. DIRECTORS' AND EMPLOYEE'S REMUNERATION *(Continued)*

18. 董事及僱員酬金（續）

(a) Directors' remuneration *(Continued)*

(a) 董事酬金（續）

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Fok Kin-ning, Canning	霍建寧		
Fees	袍金	–	–
Other emoluments:	其他酬金：		
Salaries and other benefits	薪金及其他福利	–	–
Retirement benefits scheme contributions	退休福利計劃供款	–	–
		–	–
Ip Tak Chuen, Edmond	葉德銓		
Fees	袍金	–	–
Other emoluments:	其他酬金：		
Salaries and other benefits	薪金及其他福利	–	–
Retirement benefits scheme contributions	退休福利計劃供款	–	–
		–	–
Cheung Hon Kit	張漢傑		
Fees	袍金	–	–
Other emoluments:	其他酬金：		
Salaries and other benefits	薪金及其他福利	–	–
Retirement benefits scheme contributions	退休福利計劃供款	–	–
		–	–
Kwok Ka Lap, Alva	郭嘉立		
Fees	袍金	48	24
Other emoluments:	其他酬金：		
Salaries and other benefits	薪金及其他福利	–	–
Retirement benefits scheme contributions	退休福利計劃供款	–	–
		48	24

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

18. DIRECTORS' AND EMPLOYEE'S REMUNERATION *(Continued)*

18. 董事及僱員酬金（續）

(a) Directors' remuneration *(Continued)*

(a) 董事酬金（續）

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Wong King Lam, Joseph	黃景霖		
Fees	袍金	50	25
Other emoluments:	其他酬金：		
Salaries and other benefits	薪金及其他福利	–	–
Retirement benefits scheme contributions	退休福利計劃供款	–	–
		50	25
Yuen Tin Fan, Francis	袁天凡		
Fees	袍金	–	–
Other emoluments:	其他酬金：		
Salaries and other benefits	薪金及其他福利	–	–
Retirement benefits scheme contributions	退休福利計劃供款	–	–
		–	–
Sin Chi Fai	冼志輝		
Fees	袍金	12	N/A
Other emoluments:	其他酬金：		
Salaries and other benefits	薪金及其他福利	–	N/A
Retirement benefits scheme contributions	退休福利計劃供款	–	N/A
		12	N/A
Shih, Edith	施熙德		
Fees	袍金	–	–
Other emoluments:	其他酬金：		
Salaries and other benefits	薪金及其他福利	–	–
Retirement benefits scheme contributions	退休福利計劃供款	–	–
		–	–

18. DIRECTORS' AND EMPLOYEE'S REMUNERATION *(Continued)*

18. 董事及僱員酬金（續）

(a) Directors' remuneration *(Continued)*

(a) 董事酬金（續）

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Directors' fees	董事袍金	110	49
Other emoluments:	其他酬金：		
Salaries and other benefits	薪金及其他福利	4,000	3,778
Retirement benefits scheme contributions	退休福利計劃供款	106	104
		4,216	3,931

(b) Employees' remuneration

(b) 僱員酬金

The emoluments of the five highest paid individuals of the Group included one director for each of the two years ended 31 March 2006 and 2005, whose emoluments are included in (a) above. The aggregate emoluments of the remaining individuals are as follows:

截至二零零六年及二零零五年三月三十一日止兩個年度各年，本集團包括一名董事在內之五位最高薪人士之酬金已呈列於上文(a)。其餘最高薪人士之酬金總額如下：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Salaries and other benefits	薪金及其他福利	10,392	9,916
Performance related incentive payments	與表現有關之獎金	5,697	3,898
Retirement benefit scheme	退休福利計劃	312	252
		16,401	14,066

		Number of employees 僱員人數 2006 二零零六年	Number of employees 僱員人數 2005 二零零五年
HK$2,000,001 to HK$2,500,000	2,000,001港元至2,500,000港元	1	2
HK$2,500,001 to HK$3,000,000	2,500,001港元至3,000,000港元	2	1
HK$7,000,001 to HK$7,500,000	7,000,001港元至7,500,000港元	–	1
HK$8,500,001 to HK$9,000,000	8,500,001港元至9,000,000港元	1	–
		4	4

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

19. DISTRIBUTIONS　19. 分派

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Final, paid – HK6 cents per share for 2005, with a scrip option (2004: HK6 cents per share)	末期，已付－二零零五年每股6港仙（可選擇以股代息）（二零零四年：每股6港仙）	13,418	11,193
Interim, paid – HK4 cents per share with a scrip option	中期，已付－每股4港仙（可選擇以股代息）	9,045	–
		22,463	11,193

The final dividend of HK6 cents (2005: HK6 cents) per share in cash with a scrip option has been proposed by the directors and is subject to approval of the shareholders at the forthcoming general meeting.

董事建議以現金派發末期股息（可選擇以股代息）每股6港仙（二零零五年：6港仙），惟須待股東於股東大會上批准後，方可作實。

Share dividends were offered in respect of the 2005 and 2006. These cash and share dividends were as follows:

已就二零零五年及二零零六年提供股份股息。該等現金及股份股息如下：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Dividend	股息		
– cash	－現金	9,850	10,987
– share alternative	－股份選擇	12,613	206
		22,463	11,193

20. EARNINGS (LOSS) PER SHARE

For the years ended 31 March 2006 and 2005, the calculation of the basic earnings (loss) per share is based on the profit (loss) for the year attributable to equity holders of the Company of profit (loss) of HK$8,915,000 and HK$161,862,000, respectively, and on the weighted average number of shares in issue during the years ended 31 March 2006 and 2005 of 226,164,460 shares and 198,244,118 shares respectively.

For continuing and discontinued operations

The calculation of the basic and diluted earnings (loss) per share attributable to the ordinary equity holders of the Company is based on the following data:

Earnings:

20. 每股盈利（虧損）

截至二零零六年及二零零五年三月三十一日止年度，每股基本盈利（虧損）乃按本公司股權持有人應佔年度溢利（虧損）分別為8,915,000港元及161,862,000港元之溢利（虧損）及截至二零零六年及二零零五年三月三十一日止年度已發行股份之加權平均數分別為226,164,460股及198,244,118股計算。

就持續業務及非持續業務而言

本公司普通股股權持有人應佔每股基本及攤薄盈利（虧損）乃按以下數據計算：

盈利：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Profit (loss) for the year attributable to equity holders of the Company	本公司股權持有人應佔年度溢利（虧損）	8,915	(161,862)
Number of shares:	股份數目：		
Weighted average number of ordinary shares for the purposes of basic earnings per share (in thousands)	計算每股基本盈利之普通股加權平均數目（以千計）	226,164	198,244
Effect of dilutive potential ordinary shares: Options (in thousands)	可能對普通股產生攤薄影響：購股權（以千計）	2,806	N/A
Weighted average number of ordinary shares for the purposes of diluted earnings per share (in thousands)	計算每股攤薄盈利之普通股加權平均數目（以千計）	228,970	N/A

During the year ended 31 March 2005, no diluted loss per share in respect of both the continuing and discontinued operations is presented as the exercise of the Company's share options would result in a decrease in loss per share.

截至二零零五年三月三十一日止年度，概無就持續業務及非持續業務呈列任何每股攤薄虧損，皆因行使本公司購股權會導致每股虧損減少。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

20. EARNINGS (LOSS) PER SHARE *(Continued)*

From continuing operations

The calculation of the basic and diluted loss per share from continuing operations attributable to the ordinary equity holders of the Company is based on the following data:

Loss figures are calculated as follows:

20. 每股盈利（虧損）（續）

來自持續業務

計算本公司普通股股權持有人應佔來自持續業務每股基本及攤薄虧損乃基於以下由數據：

虧損數字計算如下：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Profit (loss) for the year attributable to equity holders of the Company	本公司股本持有人應佔年度溢利（虧損）	8,915	(161,862)
Less: Profit for the year from discontinued operations	減：來自非持續業務之年度溢利	(27,985)	(68,955)
Earnings for the purposes of basic earnings per share from continuing operations	計算來自持續業務之每股基本盈利	(19,070)	(230,817)

The denominators used are the same as those detailed above both basic earnings per share.

所採用之分母與上文所述計算所有每股基本盈利所採用者相同。

From discontinued operations

Basic earnings per share for the discontinued operations is 12 cents per share (2005: 35 cents per share) and diluted earnings per share for the discontinued operations is 12 cents per share, based on the profit for the year from the discontinued operation's of HK$27,985,000 (2005: HK$68,955,000) and the denominators detailed above for basic and diluted earnings per share.

來自非持續業務

按來自非持續業務之年度溢利27,985,000港元（二零零五年：68,955,000港元）及上文所述計算每股基本及攤薄盈利之分母計算，非持續業務之每股基本盈利為每股12港仙（二零零五年：每股35港仙）及非持續業務之每股攤薄盈利為12港仙。

20. EARNINGS (LOSS) PER SHARE *(Continued)*

20. 每股盈利(虧損)(續)

From discontinued operations *(Continued)*

來自非持續業務(續)

The following table summarizes the impact on both basic and diluted earnings per share as a result of:

下表概述每股基本及攤薄盈利之影響，乃因：

		Impact on basic earnings per share 每股基本盈利之影響		Impact on diluted earnings per share 每股攤薄盈利之影響	
		2006 *HK$* 二零零六年 港元	2005 *HK$* 二零零五年 港元	2006 *HK$* 二零零六年 港元	2005 *HK$* 二零零五年 港元
Earnings (loss) per share – basic	每股盈利(虧損) 一基本				
Figures before adjustments	調整前之數字	(0.65)	(0.81)	(0.64)	N/A 不適用
Adjustments arising from changes in accounting policies *(Note 3)*	因會計政策之變動而產生之調整(附註3)	0.69	(0.01)	0.68	N/A 不適用
Figures after adjustments	調整後之數字	0.04	(0.82)	0.04	N/A 不適用

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

21. PROPERTY, PLANT AND EQUIPMENT　21. 物業、機器及設備

		Land and buildings HK$'000 土地及樓宇 千港元	Plant and machinery HK$'000 機器及機械 千港元	Moulds HK$'000 模具 千港元	Furniture, fixtures and equipment HK$'000 傢具、裝置及設備 千港元	Motor vehicles HK$'000 汽車 千港元	Total HK$'000 總額 千港元
THE GROUP	本集團						
COST OR VALUATION	成本值或估值						
At 1 April 2004	於二零零四年四月一日	46,022	43,569	2,971	98,142	6,062	196,766
Currency realignment	外幣調整	1,103	–	–	(4,882)	37	(3,742)
Additions	增項	–	–	–	13,528	701	14,229
Disposals and write off	出售及撇銷	–	–	–	(16,791)	(2,415)	(19,206)
Disposal of a subsidiary	出售一間附屬公司	–	–	–	(3,811)	–	(3,811)
At 31 March 2005	於二零零五年三月三十一日	47,125	43,569	2,971	86,186	4,385	184,236
Currency realignment	外幣調整	(662)	–	–	(372)	(32)	(1,066)
Additions	增項	–	–	–	15,213	257	15,470
Reclassified as held for sale	重列為持作出售	–	–	–	(87,240)	(1,416)	(88,656)
Disposals and write off	出售及撇銷	–	(33,438)	–	(2,871)	(522)	(36,831)
Disposal of a subsidiary	出售一間附屬公司	–	–	–	(150)	–	(150)
At 31 March 2006	於二零零六年三月三十一日	46,463	10,131	2,971	10,766	2,672	73,003
Analysis of cost or valuation:	成本或估值分析：						
At 31 March 2005	於二零零五年三月三十一日						
At cost	按成本值	18,918	43,569	2,971	86,186	4,385	156,029
At valuation	按估值	28,207	–	–	–	–	28,207
		47,125	43,569	2,971	86,186	4,385	184,236
At 31 March 2006	於二零零六年三月三十一日						
At cost	按成本值	18,256	10,131	2,971	10,766	2,672	44,796
At valuation	按估值	28,207	–	–	–	–	28,207
		46,463	10,131	2,971	10,766	2,672	73,003

21. PROPERTY, PLANT AND EQUIPMENT *(Continued)*

21. 物業、機器及設備（續）

		Land and buildings HK$'000 土地及樓宇 千港元	Plant and machinery HK$'000 機器及機械 千港元	Moulds HK$'000 模具 千港元	Furniture, fixtures and equipment HK$'000 傢具、裝置及設備 千港元	Motor vehicles HK$'000 汽車 千港元	Total HK$'000 總額 千港元
DEPRECIATION, AMORTIZATION AND IMPAIRMENT	折舊、攤銷及減值						
At 1 April 2004	於二零零四年四月一日	8,580	39,337	2,962	62,732	3,652	117,263
Currency realignment	外幣調整	31	–	–	(4,262)	24	(4,207)
Provided for the year	本年度撥備	1,014	1,106	8	16,886	771	19,785
Eliminated on disposals and write off	出售及撇銷時撇除	–	–	–	(14,970)	(1,864)	(16,834)
Eliminated on disposal of a subsidiary	出售一間附屬公司時撇除	–	–	–	(2,328)	–	(2,328)
At 31 March 2005	於二零零五年三月三十一日	9,625	40,443	2,970	58,058	2,583	113,679
Currency realignment	外幣調整	(20)	–	–	(257)	(18)	(295)
Provided for the year	本年度撥備	1,016	430	1	11,881	476	13,804
Reclassified as held for sale	重列為持作出售	–	–	–	(57,825)	(1,111)	(58,936)
Eliminated on disposals and write off	出售及撇銷時撇除	–	(30,742)	–	(2,754)	(234)	(33,730)
Eliminated on disposal of a subsidiary	出售一間附屬公司時撇除	–	–	–	(86)	–	(86)
At 31 March 2006	於二零零六年三月三十一日	10,621	10,131	2,971	9,017	1,696	34,436
NET BOOK VALUES	賬面淨值						
At 31 March 2006	於二零零六年三月三十一日	35,842	–	–	1,749	976	38,567
At 31 March 2005	於二零零五年三月三十一日	37,500	3,126	1	28,128	1,802	70,557

The above items of property, plant and equipment are depreciated on straight-line basis at the following rates per annum.

Freehold land	Nil
Leasehold land and buildings	Over the period of the leases or 2% – 5%
Plant and machinery	10% – 20%
Moulds	25% – 33%
Furniture, fixtures and equipment	10% – 33%
Motor vehicles	20% – 25%

上述物業、機器及設備各項目乃按直線法以下年率折舊：

永久業權土地	無
租賃土地及樓宇	按租約年期或2%－5%
機器及機械	10%至20%
模具	25%至33%
傢具、裝置及設備	10%至33%
汽車	20%至25%

21. PROPERTY, PLANT AND EQUIPMENT *(Continued)* 21. 物業、機器及設備(續)

The Group's land and buildings comprise:

本集團之土地及樓宇包括:

		2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Outside Hong Kong:	香港以外地區:		
Under medium-term leases in other regions of the PRC	於中國其他地區之中期租約物業	23,194	24,122
Freehold in Taiwan	於台灣之永久業權物業	12,648	13,378
		35,842	37,500

The valuation of land and buildings held under medium-term leases in other regions of the PRC in 1994 was made by Messrs. American Appraisal Hong Kong Limited, an independent firm of Chartered Surveyors, on an open market value basis.

於一九九四年,於中國其他地區以中期租約持有之土地及樓宇估值乃由一間獨立特許測量師行美國評值有限公司按公開市值基準進行。

Had the revalued land and buildings been carried at cost less accumulated depreciation, their carrying amount would have been stated at HK$19,747,000 and HK$20,452,000 at 31 March 2006 and 2005, respectively.

若重估之土地及樓宇按成本值減累積折舊入賬,其於二零零六年及二零零五年三月三十一日之賬面值應分別為19,747,000港元及20,452,000港元。

Included in the net book value of property, plant and equipment are assets held under finance leases amounting to HK$510,000 at 31 March 2005.

物業、機器及設備之賬面淨值包括以融資租約持有之資產,於二零零五年三月三十一日之總額為510,000港元。

22. INVESTMENT PROPERTIES 22. 投資物業

		HK$'000 千港元
FAIR VALUE	公平價值	
Acquired on acquisition of a subsidiary and at 31 March 2006	於收購一間附屬公司時獲得及於二零零六年三月三十一日	133,000

The fair value of the Group's investment properties at 31 March 2006 have been arrived at on the basis of valuation carried out by B. I. Appraisals Limited, a firm of independent valuers. The valuation, which conforms to the Hong Kong Institute of Surveyors Valuation Standard on Properties, of the Group's investment properties was arrived at by reference to market evidence of transaction prices for similar properties.

本公司投資物業於二零零六年三月三十一日之公平價值乃按照獨立估值師行保柏國際淨估有限公司進行之估值基準得出。本集團之投資物業估值乃參考同類物業交易價格之市場憑據得出,符合香港測量師學會之物業估值準則。

The investment properties are held under long leases and are situated in Hong Kong.

投資物業是以長期租約持有並位於香港。

23. INTANGIBLE ASSETS

23. 無形資產

		Trademark licences HK$'000 (note a) 商標許可證 千港元 (附註a)	Patent HK$'000 (note b) 專利權 千港元 (附註b)	Total HK$'000 總額 千港元
COST	成本值			
At 1 April 2004	於二零零四年四月一日	281,318	8,065	289,383
Arising on acquisition of additional interest in a subsidiary	因收購一間附屬公司額外權益而產生	–	–	–
At 31 March 2005	於二零零五年三月三十一日	281,318	8,065	289,383
Eliminated against accumulated amortization upon the application of HKFRS 3	撇銷於應用香港財務報告準則第3號後而產生之累計攤銷	(54,631)	–	(54,631)
At 1 April 2005 – as restated	於二零零五年四月一日 一經重列	226,687	8,065	234,752
Reclassified as held for sale	重列為持作出售	(62,020)	(8,065)	(70,085)
At 31 March 2006	**於二零零六年三月三十一日**	**164,667**	**–**	**164,667**
AMORTIZATION AND IMPAIRMENT	攤銷及減值			
At 1 April 2004	於二零零四年四月一日	31,065	470	31,535
Provided for the year	本年度撥備	23,566	807	24,373
At 31 March 2005	於二零零五年三月三十一日	54,631	1,277	55,908
Eliminated against cost upon the application of HKFRS 3	撇銷於應用香港財務報告準則第3條後而產生之費用	(54,631)	–	(54,631)
At 1 April 2005 – as restated	於二零零五年四月一日 一經重列	–	1,277	1,277
Provided for the year	年度撥備	–	806	806
Impairment loss on trademark licences	商標許可証減值虧損	(164,667)	–	(164,667)
Reclassified as held for sale	重列為持作出售	–	(2,083)	(2,083)
At 31 March 2006	**於二零零六年三月三十一日**	**(164,667)**	**–**	**(164,667)**
CARRYING VALUES	賬面值			
At 31 March 2006	於二零零六年三月三十一日	–	–	–
At 31 March 2005	**於二零零五年三月三十一日**	**226,687**	**6,788**	**233,475**

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

23. INTANGIBLE ASSETS *(Continued)*

Notes:

a. The amount represented the acquisition of the "Memorex®" trademark licenses from Memorex Telex N. V. in 1999 and the "Dysan" and "Precision" trademark licenses from an independent third party.

The carrying amount of the "Memorex®" trademark was reclassified to the Disposed Assets as set out in Note 16.

Upon the adoption of HKAS 38 from 1 April 2005 onwards, the Group reassessed the useful lives of the trademark licenses and concluded that the trademark licenses with a total carrying amount of approximately HK$226,687,000 have indefinite useful lives and are not subject to amortization but are tested for impairment annually.

The carrying amounts of trademark licenses of "Memorex®" brand are classified as held for sale as at 31 March 2006, which are then stated at lower of carrying amount and fair value less cost to sale. (see Note 16 for details).

The trademark licenses of "Dysan" and "Precision" brand relied on the support from the trademark licenses of "Memorex®" brand's administrative structure, market network and reputation. Following the conditional disposal of the trademark licenses of "Memorex®" brand, the trademark licenses of "Dsyan" and "Precision" is expected to be impaired by the directors of the Company as there is a drop-out period of one year after such disposal according to the sale and purchase agreement. Accordingly, impairment loss of HK$164,667,000 is recognized in the consolidated income statement for the year ended 31 March 2006.

b. The amount represented the acquisition of a labelmaker patent in 2004. The patent is amortized over ten years on a straight line basis.

23. 無形資產（續）

附註：

a. 該金額乃指於一九九九年向Memorex Telex N.V.收購「Memorex®」商標許可證及於二零零四年向獨立第三方收購「Dysan」及「Precision」商標許可證之收購價。

如附註16所載，「Memorex®」商標的賬面值已經重列為出售資產。

因由二零零五年四月一日起採納香港會計準則第38號，本集團重估商標許可證之可使用年期，認為賬面值總額約為226687000港元之商標許可證具有無限使用年期，故而毋須予以攤銷，惟需要每年測試減值情況。

「Memorex®」品牌之商標許可証之賬面值於二零零六年獲分類為持作出售，並隨後按銷售成本之賬面值與公平價值之較低者列賬（見附註16）。

「Dysan」及「Precision」品牌之商標許可証依賴「Memorex®」品牌之商標許可証，管理架構、市場網絡及聲譽之支持。待出售「Memorex®」品牌之商標許可証後，根據買賣協議，由於進行該項出售後將會出現為期一年之停業期，故本公司董事預期，「Dysan」及「Precision」品牌之商標許可証業務分類之盈利能力將會減少。因此，減值虧損164,667,000港元乃於截至二零零六年三月三十一日止年度之綜合收益表中確認。

b. 該金額為二零零四年收購標籤製作專利之收購價。該專利權乃按直線法在十年內攤銷。

24. GOODWILL

24. 商譽

		Goodwill arising on acquisition before 1 January 2005 *HK$'000* 二零零五年一月一日前收購產生之商譽 千港元	Goodwill arising on acquisition after 1 January 2005 *HK$'000* 二零零五年一月一日後收購產生之商譽 千港元	Total *HK$'000* 總額 千港元
COST	成本值			
At 1 April 2004	於二零零四年四月一日	287,424	–	287,424
Arising on acquisition of additional interest in a subsidiary	因收購一間附屬公司額外權益而產生	–	24,430	24,430
At 31 March 2005	於二零零五年三月三十一日	287,424	24,430	311,854
Eliminated against accumulated amortization upon the application of HKFRS 3	撇銷於應用香港財務報告準則第3號後而產生累計攤銷	(143,946)	–	(143,946)
At 1 April 2005 – as restated	於二零零五年四月一日 –重列	143,478	24,430	167,908
Additions	增項	–	6,621	6,621
Reclassified as held for sale	重列為持作出售	(143,478)	(24,430)	(167,908)
At 31 March 2006	**於二零零六年三月三十一日**	**–**	**6,621**	**6,621**
AMORTIZATION	**攤銷**			
At 1 April 2004	於二零零四年四月一日	117,253	–	117,253
Provided for the year	本年度撥備	26,693	–	26,693
At 31 March 2005	於二零零五年三月三十一日	143,946	–	143,946
Eliminated against cost upon the application of HKFRS 3	撇銷於應用香港財務報告準則第3號後而產生之費用	(143,946)	–	(143,946)
At 1 April 2005 – as restated and 31 March 2006	於二零零五年四月一日 –重列及二零零六年三月三十一日	–	–	–
CARRYING VALUES	**賬面值**			
At 31 March 2006	**於二零零六年三月三十一日**	**–**	**6,621**	**6,621**
At 31 March 2005	於二零零五年三月三十一日	143,478	24,430	167,908

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

24. GOODWILL *(Continued)*

Notes:

a. As at 1 April 2005, goodwill amounted to HK$167,908,000 (after adjusted for the eliminations of accumulated amortization upon application of HKFRS 3) represented the goodwill arisen from the acquisition of the businesses of Memtek Products Division of Tandy Corporation and Memorex Computer Supplies in 1993 and the acquisition of an additional 14.9% interest in MII in 2003, and for the year ended 31 March 2005, the amount of HK$24,430,000 represents the goodwill arisen from the acquisition of a further of 1.6% interest in MII after 1 January 2005. Goodwill are reclassified to Disposed Assets as set out in Note 16.

b. For the year ended 31 March 2006, the addition of goodwill of approximately HK$623,000 and HK$5,998,000 attributed to the acquisition of the entire interest in Createsuccess Limited ("Createsuccess") and Rapid Growth Profits Limited ("Rapid Growth"), respectively (see Note 42 for details).

During the year, impairment testing was performed in relation to the goodwill arising from acquisition of Createsuccess and Rapid Growth. Management and directors determine that there is no impairment of the above mentioned goodwill.

24. 商譽（續）

附註：

a. 於二零零五年四月一日，商譽值為167,908,000港元（為應用香港財務報告準則第3號後而撇銷累計攤銷所作出之調整後）指因於一九九三年收購Tandy Corporation 之Memtek產品部及Memorex Computer Supplies 業務及於二零零三年收購MII之14.9%額外權益所產生之商譽。截至二零零五年三月三十一日止年度，為數24,430,000港元之金額指因於二零零五年一月一日後收購MII其他1.6%權益所產生之商譽。如附註16所載，商譽獲重列至出售資產。

b. 於截至二零零六年三月三十一日止年度，收購Createsuccess Limited（「Createsuccess」）及Rapid Growth Profits Limited（「Rapid Growth」）全部權益應佔之商譽增項分別約623,000港元及5,998,000港元。（詳情請參見附註42）

年內，已就有關因收購Createsuccess及Rapid Growth所產生之商譽進行減值測試，管理層及董事則釐定上述商譽概無減值。

25. INTERESTS IN ASSOCIATES

25. 聯營公司之權益

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Cost of investment in associates which are:	於下列聯營公司投資之成本		
– listed in Hong Kong *(note a)*	－在香港上市（附註(a)）	508,994	508,994
– listed overseas	－在海外上市	200,025	195,736
– unlisted	－非上市	6,579	6,579
Share of post-acquisition losses, net of dividends received	應佔收購後虧損，減已收股息	(106,884)	(129,977)
Goodwill on acquisitions of an associate *(note b)*	收購聯營公司產生之商譽（附註(b)）	38,979	51,094
Negative goodwill on acquisition of an associate *(note c)*	收購聯營公司產生之負商譽（附註(c)）	–	(225)
Reclassified as held for sale *(note f)*	重列為持作出售（附註(f)）	(30,822)	–
		616,871	632,201
Fair value of listed shares	上市股份之公平價值	474,211	299,240
Amount due from an associate *(note d)*	應收聯營公司款項（附註(d)）	2,623	2,197
Loan to an associate *(note e)*	借予一間聯營公司貸款（附註(e)）	1,331	1,331

25. INTERESTS IN ASSOCIATES *(Continued)*

25. 聯營公司權益（續）

Notes:

附註：

a. Amount represents the Group's 29.36% equity interest in CSHL at 31 March 2006 and 31 March 2005.

a. 該金額指本集團於二零零六年三月三十一日及於二零零五年三月三十一日所持中策之29.36%股權。

b. Included in the investment in associates is goodwill of HK$38,979,000 and HK$51,094,000 as 31 March 2006 and 2005 arising on acquisition of associate, respectively. The movement of goodwill is set out below:

b. 於聯營公司投資包括因收購聯營公司而於二零零六年及二零零五年三月三十一日產生商譽分別38,979,000港元及51,094,000港元。商譽之變動詳情載於下文：

		HK$'000 千港元
COST	成本值	
At 1 April 2004 and 2005	於二零零四年及二零零五年四月一日	280,892
Elimination against accumulated amortization upon the application of HKFRS 3 *(see Note 2)*	撇銷於應用香港財務報告準則第3號後而產生之累計攤銷（見附註2）	(229,798)
At 1 April 2005 – as restated	於二零零五年四月一日 一經重列	51,094
Additions	增項	2,276
At 31 March 2006	**於二零零六年三月三十一日**	**53,370**
AMORTIZATION AND IMPAIRMENT	攤銷及減值	
At 1 April 2004	於二零零四年四月一日	24,263
Provided for the year	本年度撥備	28,089
Impairment loss recognized for the year	本年度確認之減值虧損	177,446
At 31 March 2005	於二零零五年三月三十一日	229,798
Elimination against cost upon the application of HKFRS 3 *(see Note 2)*	撇銷於應用香港財務報告準則第3號後而產生之費用（見附註2）	(229,798)
At 1 April 2005 – as restated	於二零零五年四月一日 一經重列	–
Release upon deemed disposal of an associate	視作出售一間聯營公司後撥回	14,391
At 31 March 2006	**於二零零六年三月三十一日**	**14,391**
CARRYING VALUE	賬面值	
At 31 March 2006	**於二零零六年三月三十一日**	**38,979**
At 31 March 2005	於二零零五年三月三十一日	51,094

Until 31 March 2005, goodwill had been amortized for a period of ten years.

直至二零零五年三月三十一日，商譽之攤銷期為十年。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

25. INTERESTS IN ASSOCIATES *(Continued)* 25. 聯營公司權益（續）

Notes: (Continued) 附註：（續）

c. Negative goodwill arising on acquisition of an associate: c. 收購一間聯營公司產生之負商譽：

		HK$'000 千港元
GROSS AMOUNT	總額	
At 1 April 2004	於二零零四年四月一日	–
Additions	增項	(233)
At 31 March 2005	於二零零五年三月三十一日	(233)
Elimination against accumulated realization upon the application of HKFRS 3 *(see Note 2)*	撇銷於應用香港財務報告準則第3號後而產生之累計變現（見附註2）	233
At 31 March 2006	於二零零六年三月三十一日	–
REALIZATION	變現	
At 1 April 2004	於二零零四年四月一日	–
Released during the year	年內撥回	(8)
At 31 March 2005	於二零零五年三月三十一日	(8)
Elimination against gross amount upon the application of HKFRS 3 (see Note 2)	撇銷於應用香港財務報告準則第3號後而產生之總額（見附註2）	8
At 31 March 2006	於二零零六年三月三十一日	–
CARRYING AMOUNT	賬面值	
At 31 March 2006	於二零零六年三月三十一日	–
At 31 March 2005	於二零零五年三月三十一日	(225)

Until 31 March 2005, negative goodwill had been released to income on a straight-line basis over ten years. From 1 April 2005 onwards, all negative goodwill with carrying amount of HK$225,000 previously included in interests in associates was derecognized at 1 April 2005 upon the application of HKFRS 3 (see Note 2).

直至二零零五年三月三十一日，負商譽以直線法按10年期限撥入收入。由二零零五年四月一日起，原計入聯營公司權益賬面值達到225,000港元之所有負商譽一概於應用香港財務報告準則第3號（見附註2）而於二零零五年四月一日撤銷確認。

d. At 31 March 2006, the amount is unsecured, interest-free and is repayable on demand. The fair value of the amounts due from an associate at respective balance sheet date was approximate to the corresponding carrying amount.

At 31 March 2005, the amount due from an associate was unsecured, interest free and have no fixed terms of repayment. Repayment of the balances will not be demanded within one year of the balance sheet date and, accordingly, the amounts are classified as non-current.

The fair value of the Group's amount due from associates as at the balance sheet dates approximate to the carrying amount of the receivables.

d. 於二零零六年三月三十一日，該金額為無抵押、免息及並無固定還款期。應收一間關連公司款項之公平價值於各結算日與相應賬面值相若。

於二零零五年三月三十一日，應收一間聯營公司款項為無抵押、免息及並無固定還款期。該等結餘將不會於結算日起計之一年內償還，因此，該等款項列作非流動款項。

本集團於結算日應收關連公司款項之公平價值與應收款項之賬面值相若。

25. INTERESTS IN ASSOCIATES *(Continued)*

Notes: (Continued)

e. Loan to an associate is unsecured, has no fixed terms of repayment and bears interest at prevailing market rates.

The fair value of the Group's loan to associate as at the balance sheet dates approximate to the carrying amounts of the receivables.

f. Details of the Group's principal associates at 31 March 2006 are as follows:

25. 聯營公司權益（續）

附註：（續）

e. 借予一間聯營公司貸款為無抵押、無固定還款期及按當時市場利率計算利息。

於結算日，本集團借予聯營公司貸款之公平價值與應收款項之賬面值相若。

f. 本集團主要聯營公司於二零零六年三月三十一日之詳情載列如下：

Name of associate 聯營公司名稱	Form of business structure 企業結構形式	Place of incorporation/ operation 註冊成立／營運地點	Proportion of equity interest attributable to the Group 本集團應佔股權比例 2005 二零零五年 %	 2006 二零零六年 %	Principal activities 主要業務
CSHL 中策	Corporate 企業	Hong Kong 香港	29.36	29.36	Investment holding 投資控股
PSC Corporation Ltd ("PSCL") 普威集團有限公司（「普威」）	Corporate 企業	Singapore 新加坡	21.71	24.26	Supply of household consumer products 供應家用消費品

CSHL is a company listed in Hong Kong and its financial year end date is 31 December. The Group's share of interest in CSHL at 31 March 2005 and at 31 March 2006, respectively, is calculated based on the net assets of CSHL at 31 December 2004 and 2005 respectively, after adjusting for any material transactions up to 31 March 2005 and 31 March 2006, and the result from the date on which CSHL became an associate of the Group to respective balance sheet dates.

During the year ended 31 March 2005, the Group's equity interest in CSHL was diluted from 31.20% to 29.36% as a result of exercise of share options of CSHL.

At 31 March 2005 and 31 March 2006, the Group held 29.36% equity interest in CSHL.

PSCL is a company listed in the Republic of Singapore and its financial year end date is 31 December. The Group's share of interest in PSCL at 31 March 2005 and at 31 March 2006, respectively is calculated based on the net assets of PSCL at 31 March 2005 and at 31 March 2006, respectively extracted from the published financial information of PSCL and the result from the date on which PSCL became an associate of the Group to respective balance sheet dates.

中策乃於香港上市之公司，其財政年度結算日為十二月三十一日。本集團應佔中策於二零零五年三月三十一日及二零零六年三月三十一日之權益，乃根據中策於二零零四年及二零零五年十二月三十一日之資產淨值（經就截至二零零五年三月三十一日及二零零六年三月三十一日止之任何重大交易進行調整後）及中策成為本集團聯營公司當日至各結算日之業績計算。

於截至二零零五年三月三十一日止年度，本集團於中策之股權因行使中策之購股權而由31.20%攤薄至29.36%。

於二零零五年三月三十一日及二零零六年三月三十一日，本集團持有中策29.36%權益。

普威乃一間於新加坡共和國上市之公司，其財政年度結算日為十二月三十一日。本集團應佔普威於二零零五年三月三十一日及二零零六年三月三十一日之權益，乃根據普威於二零零五年三月三十一日及二零零六年三月三十一日之資產淨值（分別摘自普威已刊發之財務資料）及普威成為本集團聯營公司當日至各結算日之業績計算。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

25. INTERESTS IN ASSOCIATES *(Continued)*

Notes: (Continued)

f. Details of the Group's principal associates at 31 March 2006 are as follows: *(Continued)*

The above tables list the associates of the Group which, in the opinion of the directors, principally affected the results of the Group for the year or formed a substantial portion of the net assets of the Group at the end of the year. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

On 10 March 2005, the Group and PYI Corporation Ltd. (formerly known as Paul Y. ITC Construction Holdings Limited) ("PYI"), another substantial shareholder of CSHL, entered into a share sale agreement with an independent third party for the disposal of an aggregate 270,000,000 shares of CSHL (representing a 15.3% interest in CSHL or 135,000,000 shares each held by the Group and PYI) for a total consideration of approximately HK$52,000,000 (the "CSHL Disposal"). The completion of the CSHL Disposal is subject to the completion of a group reorganization by CSHL ("CSHL Reorganization").

On 19 May 2006, the CSHL Reorganization was duly completed, which resulted in (i) CSHL continues to be a public listed company with its subsidiaries concentrating on its business of manufacturing and trading of battery products, investments in securities and property and investment in unlisted investments; (ii) all other subsidiaries of CSHL which are engaged in property development, holding business and vessels for sand mining, and all other associate companies of CSHL which are engaged in manufacturing and marketing of tires, business of providing package tour, travel and related services and hotel operation have been grouped under Group Dragon Investments Limited (a wholly owned subsidiary of CSHL) ("GDI") and continue to be run by the existing management of CSHL; and (iii) the distribution in specie of shares in GDI to the then shareholders of CSHL, on the basis of one GDI share for every share in CSHL after consolidation under the capital reorganization.

On 26 May 2006, Somerley Limited, financial advisor to the Group, made an offer, on behalf of the Group, to acquire all the remaining interest in GDI other than those already owned by the Group (the "GDI Acquisition"). The GDI Acquisition was approved by the shareholders of the Company on 17 October 2005 and was completed in June 2006. The Group's interest in CSHL was reduced to 14.04% and presented as non-current asset held for sale *(see note 16)*, whilst the Group held 98.92% interest in GDI.

Details of the CSHL Disposal and the GDI Acquisition are set out in a Company's circular dated 26 May 2006 and in the Company's announcement dated 16 June 2006.

25. 聯營公司權益（續）

附註：（續）

f. 本集團主要聯營公司於二零零六年三月三十一日之詳情載列如下：（續）

上表列載之本集團聯營公司，乃董事認為主要影響本集團年內之業績或構成本集團年終資產淨值重大部份之公司。董事認為，詳載其他聯營公司會導致篇幅過於冗長。

於二零零五年三月十日，本集團及中策之另一名主要股東保華集團有限公司（前稱保華德祥建築集團有限公司）（「保華」）與一獨立第三方就出售合共270,000,000股中策股份（相當於中策15.3%股權，或本集團與保華分別持有135,000,000股）訂立股份銷售協議，總代價52,000,000港元（「中策出售事項」）。完成中策出售事項須待中策完成集團重組（「中策重組」）方可作實。

於二零零六年五月十九日，中策重組正式完成，結果為(i)中策繼續為公眾上市公司，其附屬公司集中從事電池產品製造及銷售、非上市證券及物業投資；(ii)中策經營物業發展及投資控股業務、採砂船隻之所有其他附屬公司，以及經營輪胎製造及銷售、提供旅行團、旅遊及其他相關服務之業務及酒店經營之所有其他聯營公司將於中策重組完成後收歸群龍投資有限公司（中策之全資附屬公司）（「群龍」）及繼續由中策之現時管理層經營管理；(iii)根據資本重組的整固後，向當時股東透過實物分派方式派發群龍股份，基準為每持有一股中策股份換取一股群龍股份。

於二零零六年五月二十六日，本集團之財務顧問新百利有限公司代表本集團作出建議，收購除本集團已擁有之權益外之所有其餘群龍權益（「群龍收購」）。群龍收購於二零零五年十月十七日獲得本公司股東批准。該項交易於二零零六年六月完成，因此，本集團於中策之權益被減低至14.04%且獲呈列為持作銷售非流動資產（見附註16），本集團同時持有群龍98.92%股權。

中策出售事項及群龍收購事項詳情載於本集團於二零零六年五月二十六日刊發之通函及本公司於二零零六年六月十六日刊發之公佈內。

25. INTERESTS IN ASSOCIATES *(Continued)*

25. 聯營公司權益（續）

Notes: (Continued)

附註：（續）

g. The summarized financial information in respect of the Group's associates is set out below:

g. 本集團聯營公司財務資料概要如下：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Total assets	資產總額	3,307,275	3,452,648
Total liabilities	負債總額	(1,132,934)	(1,308,483)
Net assets	資產淨值	2,174,341	2,144,165
Group's share of net assets of associates	本集團應佔聯營公司資產淨值	616,871	632,201

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Revenue	收入	870,320	898,270
Loss for the year	本年度虧損	(56,160)	(184,410)
Group's share of loss of associates for the year	本集團年內應佔聯營公司虧損	(21,494)	(64,909)

h. The Group has discontinued recognition of its share of losses of certain associates. The amounts of unrecognized share of those associates, extracted from the relevant audited financial statements of associates, both for the year and cumulatively, are as follows:

h. 本集團已終止確認應佔若干聯營公司之虧損。以下為應佔該等聯營公司之未確認虧損數額，乃摘自相關聯營公司本年度經審核財務報表及累計如下：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Accumulated unrecognized of share losses of associates	應佔聯營公司累計未確認虧損	(19,441)	(19,230)

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

26. INVESTMENTS IN SECURITIES

Investment securities as at 31 March 2005 are set out below. Upon the application of HKAS 39 on 1 April 2005, investment in securities were reclassified to appropriate categories under HKAS 39 (See Note 2).

26. 證券投資

於二零零五年三月三十一日之證券投資載列如下。於二零零五年四月一日採納香港會計準則第39號後，證券投資重新歸類至香港會計準則第39號後項下之適當類別（見附註2）。

		Investment securities 證券投資 2005 *HK$'000* 二零零五年 千港元	Other investments 其他投資 2005 *HK$'000* 二零零五年 千港元	Total 總額 2005 *HK$'000* 二零零五年 千港元
Listed securities	上市證券			
Hong Kong	香港	–	131,563	131,563
Overseas	海外	–	1,058	1,058
Unlisted securities	非上市證券			
Overseas/PRC *(note a)*	海外／中國（附註a）	123,348	–	123,348
Unlisted debt security	非上市債務證券			
Hong Kong *(note b)*	香港（附註b）	–	12,000	12,000
		123,348	144,621	267,969
Market value of listed securities	上市證券之市值	–	132,621	132,621
Carrying amount analyzed for reporting purposes as:	就呈報目的而作出之賬面值分析：			
Non-current	非流動	123,348	186	123,534
Current	流動	–	144,435	144,435
		123,348	144,621	267,969

Notes:

(a) As at 31 March 2005, the Group had the following investment securities held for long term strategic purposes:

- 40%* interest in Alfresco Gold Limited which is engaged in investment holding of 85% interest in two companies incorporated in the PRC, whose principal activities are designing and producing advertisements, and provision of advertising agency services.
- 33%* interest in 重慶金瀚實業有限公司 (formerly known as 重慶冠生園興綠洲食品有限公司), which holds a piece of land in the PRC.

附註：

(a) 於二零零五年三月三十一日，本集團持有下列證券投資作長期策略目的：

- 持有Alfresco Gold Limited之40%*權益，該公司主要業務為投資控股，擁有兩間於中國成立之公司85%之權益。

  告設計及製作及提供廣告代理服務；
- 重慶金瀚實業有限公司（前稱重慶冠生園興綠洲食品有限公司）33%*權益，該公司在中國持有一幅土地；及

26. INVESTMENTS IN SECURITIES *(Continued)*

Notes: (Continued)

(a) As at 31 March 2005, the Group had the following investment securities held for long term strategic purposes: *(Continued)*

- 30%* interest in Earnbest Holdings Limited which is engaged in investment holding of 40% interest in a company incorporated in the PRC, whose principal activities are resorts and hotels building and travelling business.

* The Group agreed with the investing companies to give up voting power of election of directors, management daily operation and financial decisions in these investments. Any change to the terms of agreement need to be consent by both parties. As the Group did not have significant influence on these investments, accordingly, these investments were classified as investment securities.

(b) The amount of the unlisted debt security as at 31 March 2005 represented the convertible bond issued by Nippon Asia Investment Holdings Limited ("Nippon Asia Bond", formerly known as China City Natural Gas Holdings Limited), a company listed in Hong Kong. Nippon Asia Bond is interest bearing at 1% per annum and is due for redemption on 1 November 2005. The Group is entitled at any time before the maturity to convert the Nippon Asia Bond into shares of Nippon Asia Investment Holdings Limited at a conversion price of HK$0.025 per share (subject to the relevant adjustments upon conversion). The Nippon Asia Bond was fully redeemed in current year.

26. 證券投資（續）

附註：（續）

(a) 於二零零五年三月三十一日，本集團持有下列投資證券作長期策略目的：（續）

- 持有Earnbest Holdings Limited之30%*權益，主要業務為投資控股，擁有一間於中國成立之公司40%權益。其主要業務為渡假村及酒店建造及旅遊業務。

* 本公司已與投資公司協定放棄於該等投資之選舉董事、日常管理及財務決策之投票權。協議條款之任何變動須經雙方同意，方可作實。由於本集團對該等投資並無重大影響力，故該等投資乃列為證券投資。

(b) 於二零零五年三月三十一日之非上市債務證券乃指香港上市公司日本亞太事業投資有限公司（「日本亞太債券」，前稱中華城市燃氣集團有限公司）發行之可兌換債券。日本亞太債券按年息1厘計息，於二零零五年十一月一日到期贖回。本集團有權在債券到期前隨時按每股0.025港元之兌換價（可於兌換時作出有關調整），將日本亞太債券兌換為日本亞太事業投資有限公司之股份。日本亞太債券已於本年度內獲悉數贖回。

27. AVAILABLE-FOR-SALE INVESTMENTS

Available-for-sale investments as at 31 March 2006 analyzed as non-current assets, comprise:

27. 可供出售之投資

於二零零六年三月三十一日，可供出售之投資作為非流動資產之分析，包括：

		2006 *HK$'000* 二零零六年 千港元
Listed investments:	上市投資：	
– Equity securities listed in Hong Kong *(note a)*	－於香港上市之股權投資（附註a)	19,681
Unlisted securities:	非上市證券：	
– equity securities *(note b)*	－股本證券（附註b)	73,500
– debt securities *(note c)*	－債務債券（附註c)	514,364
		607,545
Analyzed for reporting purpose as:	就呈報目的而作出分析：	
Current assets	流動資產	73,500
Non-current assets	非流動資產	534,045
		607,545

27. AVAILABLE-FOR-SALE INVESTMENTS *(Continued)*

Notes:

(a) All listed investments are stated at fair value which is determined based on the quoted market bid prices available on the Stock Exchange.

(b) The unlisted equity securities represent investments in unlisted entities established in the PRC (the "PRC Investments"). They are measured at cost less impairment at each balance sheet date because the directors of the Company are of the opinion that their fair values cannot be measured reliably because the range of reasonable fair value estimates is so significant. During the year ended 31 March 2006, certain third parties have made an offer to acquire the PRC Investments from the Group. After considering the purchase consideration offered by the third party, an impairment loss of approximately HK$49,845,000 has been identified and recognized in the consolidated income statement. The disposal of the PRC Investments was completed subsequent to the balance sheet date.

(c) During the year ended 31 March 2006, the Group has subscribed three convertible notes with an aggregate amount of HK$650,000,000 from (i) Cheung Tai Hong Holdings Limited, a zero coupon convertible note with maturity on 10 August 2010 at the redemption amount of 110% of the principal amount, (ii) See Corporation Limited (previously known as Ruili Holdings Limited), a zero coupon convertible note with maturity on 9 August 2010 at the redemption amount of 110% of the principal amount; and (iii) Wo Kee Hong (Holdings) Limited, a convertible note at interest of 7.25% per annum payable semi-annually with maturity on 5 September 2008. All these companies are public limited companies with their shares listed on the Stock Exchange. The Group had classified all the debt element of the convertible notes as available-for-sale investments and the conversion option element of the convertible notes as conversion option embedded in the convertible notes. The fair value of the convertible notes are determined by the directors of the Company with reference to the valuation performed by RHL Appraisal Ltd. ("RHL"), a firm of independent valuers.

As at 31 March 2006, the fair value for the debt element and conversion option element were approximately HK$514,364,000 and HK$231,509,000, respectively. RHL applied net present value and Black-Scholes model for the valuation of the debt element and conversion option element respectively. Accordingly, an decrease in fair value of approximately HK$18,175,000 for the debt element and an increase in fair value of approximately HK$114,048,000 for conversion option element were recognized in equity and profit and loss, respectively. The decrease in fair value of the debt element is mainly due to increase in prevailing market interest rate.

27. 可供出售之投資（續）

附註：

(a) 所有上市投資均按根據聯交所提供之所報市場競爭價確定公平價值列賬。

(b) 非上市股本證券指於中國成立之非上市企業之投資（「中國投資」）。彼等於各結算日按成本減減值計量，因為本公司董事認為彼等之公平價值因合理之公平價值估計範圍如此重大而不能可靠計量。於截至二零零六年三月三十一日止年度，若干第三方作出建議，擬向本集團收購中國投資。經考慮第三方提出之收購代價，減值虧損約49,845,000港元已於綜合收益表確定及確認。出售中國投資事項於結算日後完成。

(c) 於截至二零零六年三月三十一日止年度，本集團已認購三份可兌換票據，總額為650,000,000港元，其中(i)祥泰行集團有限公司之可兌換票據為零息可兌換票據，於二零一零年八月十日到期，贖回金額為本金之110%，(ii)漢傳媒集團有限公司（前稱瑞力控股有限公司）之可兌換票據為零息可兌換票據，於二零一零年八月九日到期，贖回金額為本金之110%(iii)及和記行（集團）有限公司之可兌換票據，息率為年息7.25%，每半年支付一次，於二零零八年九月五日到期。上述公司均為公眾上市公司，彼等之股份在聯交所上市。本集團已將所有可兌換票據之債務部份歸類為可供出售之投資，可兌換票據之兌換權部份歸為持作買賣之投資。可兌換票據之公平價值由本公司董事決定，乃參考由永利行評值顧問有限公司（「永利行」）（獨立估值師行）所作出評估而定。

於二零零六年三月三十一日，債務部份及兌換權部份之公平價值分別約為514,364,000港元及231,509,000港元。永利行已採用折現淨額及Black-Scholes模式分別於債務部份及兌換權部份作出估值。因此，債務部份約18,175,000港元之公平價值減少及兌換權部分約114,048,000港元之公平價值增加已分別於權益賬及損益賬確認。債務部份之公平值減少主要是由於現行市場利率增加。

28. LOAN RECEIVABLES

28. 應收貸款

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Fixed-rate loan receivables	應收定息貸款	–	5,533
Floating-rate loan receivables	應收浮息貸款	20,162	106,318
Net assets	淨資產值	20,162	111,851

Included in the carrying amount of loans receivables as at 31 March 2006 and 31 March 2005 is accumulated impairment loss of HK$45,581,000 and HK$39,033,000, respectively.

於二零零六年三月三十一日及於二零零五年三月三十一日之應收貸款賬面值計及累計減值虧損分別為45,581,000港元及39,033,000港元。

During the year, impairment loss of HK$11,542,000 has been recognized as the loan receivable's carrying amount is lower than the present value of estimated future cash flow discounted at the loan receivables original effective interest rate of the loan receivables.

於年內，為數11,542,000港元之減值虧損已獲確認，皆因應收貸款賬款之賬面價值低於按應收貸款初始之實際利率折讓之預期現金流淨值。

The exposure of the Group's fixed-rate loan receivables to fair value interest rate risks and their contractual maturity dates are as follows:

本集團應收定息貸款所承受之利率風險及其合約到期利率如下：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Fixed-rate loan receivables	應收定息貸款		
– within one year	一年內	–	5,533

The ranges of effective interest rates (which are equal to contractual interest rates) on the Group's loan receivables are as follows:

本集團應收貸款之實際利率（相等於合約利率）範圍如下：

		2006 二零零六年	2005 二零零五年
Effective interest rate:	實際利率：		
Fixed-rate loan receivables	應收定息貸款	5.75%	3.6% to 10%
Floating-rate loan receivables	應收浮息貸款	5.25% to 11%	5% to 7.3%

28. LOAN RECEIVABLES *(Continued)*

28. 應收貸款（續）

The Group's loan receivables that are denominated in currencies other than the functional currency of the relevant Group are set out below:

本集團以有關集團實體功能貨幣以外貨幣計值之應收貸款載列如下：

		US$ *$'000* 美元 千元	NTD *$'000* 新台幣 千元
As at 31 March 2006	於二零零六年三月三十一日	–	–
As at 31 March 2005	於二零零五年三月三十一日	712	78,000

The fair value of the Group's loan receivables as at the balance sheet dates approximates to the carrying amount of the receivables.

本集團於結算日應收貸款之公平價值與應收款項之賬面值相若。

29. DEPOSITS FOR ACQUISITION OF LONG-TERM INVESTMENTS

29. 收購長期投資之按金

During the year ended 31 March 2005, the Group entered into conditional agreement (the "Port Agreement") with an independent third party (the "Vendor Party") to acquire equity interests in an unlisted investment established in the PRC for a total consideration of HK$35,000,000. This unlisted investment is mainly engaged in port business in the PRC.

於截至二零零五年三月三十一日止年度，本集團與一獨立第三方（「賣方」）訂立有條件協議（「港口協議」），內容有關收購一項於中國成立之非上市投資項目之股本權益，總代價為35,000,000港元。該非上市投資項目主要於中國從事港口業務。

As the conditions in the Port Agreement have not yet been fulfilled, the transaction has not yet been completed.

由於港口協議之條件尚未獲達成，故有關交易並未完成。

During the year ended 31 March 2006, the Group paid an aggregate of approximately HK$155,175,000 as tender deposits to three independent third parties for acquisition of certain interests in water supply business, sand mining business, the exploitation right for river sand business and property development business in the PRC (the "Potential Investments"). These payments would be refundable from the counter parties if the terms and conditions had not been concluded within one year after the payments made by the Group. Up to the report date, the terms and conditions of the acquisition of the Potential Investments have not yet been concluded with the counter parties.

於截至二零零六年三月三十一日止年度，本集團支付總額約155,175,000港元予三名獨立第三方，作為用於收購中國供水業務、採砂業務、河砂開採權業務及物業發展業務若干權益之投標按金（「可能之投資項目」）。倘若本集團作出付款後一年內有關條款及條件並未獲達成，則訂約對方將退還該等款項。截至報告日期，訂約對方仍未兑現收購可能之投資之有關條款及條件。

The fair value of the Group's deposits for acquisition of long-term investments was approximate to the corresponding carrying amount.

本集團長期投資之收購按金之公平價值與相應賬面價值相若。

30. OTHER ASSET

The amount represents cost incurred in connection with a land development project in the PRC. The project is a land development of 珠海錦興產業園 located at Doumen District, Zhuhai City, the PRC, and is to be jointly developed with an independent third party. The Group is entitled to the exclusive development right to the project and also the right to obtain the land for the development (the "Other Asset"). The Group is also entitled to sell the Other Asset to investors for a consideration to be agreed between themselves.

For the year ended 31 March 2004, the consideration of HK$150,000,000 for obtaining the exclusive development right was paid by the Group whilst RMB5,750,000 (equivalent to approximately HK$5,425,000) was already paid by the Group for site formation and the Group has disposed of part of the Other Asset to independent third parties at a consideration of approximately HK$16,000,000 and a net gain on disposal of other asset of approximately HK$5,660,000 was recognized in the consolidated income statement for the year ended 31 March 2004.

As the directors of the Company are of the opinion that the Other Asset is held for sale, the cost incurred for the Other Asset is included in current assets accordingly.

During the year ended 31 March 2005, the Group disposed of part of the Other Asset to an independent third party for consideration of HK$39,600,000 and a net gain on disposal of Other Asset of approximately HK$2,515,000 was recognized in the consolidated income statement for year ended 31 March 2005.

During the year ended 31 March 2006, the Group entered into several sale and purchase agreements with independent third parties for the disposal of all the remaining parts of the other Asset for an aggregate consideration of approximately HK$118,800,000 and a net gain on disposal of other asset of approximately HK$10,800,000 was recognized in the consolidated income statement for the year ended 31 March 2006.

30. 其他資產

該數額代表了在中國的一個土地開發項目相關的成本。該項目為位於中國珠海市斗門區珠海錦興產業園的一個將與一獨立第三方共同開發的土地發展項目。本集團擁有此項目的專屬開發權利並有權獲得該土地用於開發(「其他資產」)。本集團還有權將其他資產按雙方協議的金額出售給投資者。

截至二零零四年三月三十一日止年度,本集團支付價150,000,000港元,以獲得專屬發展權利,其中本集團已支付人民幣5,750,000元(相等於約5,425,000港元),作為整固地盤之用而本集團已出售部份其他資產予獨立第三方,作價約16,000,000港元,而出售其他資產的淨收益約5,660,000港元,已於截至二零零四年三月三十一日止年度的綜合收益表中確認。

由於本公司董事認為其他資產乃持作出售用途,因此其他資產涉及的成本已包括在流動資產內。

於截至二零零五年三月三十一日止年度內,本集團出售部份其他資產予一獨立第三方,代價為39,600,000港元,出售其他資產錄得之淨收益約2,515,000港元已於截至二零零五年三月三十一日止年度之綜合收益表內確認。

於截至二零零六年三月三十一日止年度,本集團與獨立第三方訂立若干買賣協議,內容有關出售其他資產之所有剩餘部分,總代價約為118,800,000港元而出售其他資產錄得之淨收益約10,800,000港元已於截至二零零六年三月三十一日止年度之綜合收益表內確認。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

31. INVENTORIES 31. 存貨

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Raw materials	原材料	3,125	6,781
Work in progress	在製品	1,801	1,962
Finished goods	製成品	3,627	578,335
		8,553	587,078
Classified as held for sale *(Note 16)*	作為持有供出售歸類（附註16）	616,142	–
		624,695	587,078

As at 31 March 2005, included above are finished goods of HK$97,486,000 which are carried at net realizable value.

上述存貨包括於二零零五年三月三十一日之製成品97,486,000港元，已按其可變現淨值列賬。

As at 31 March 2006, included above are raw materials of HK$176,000 and work in progress of HK$1,000 which are carried at net realizable value.

於二零零六年三月三十一日，包括上文與原材料176,000港元及在製品1,000港元，乃以可變現淨值列賬。

32. TRADE AND OTHER RECEIVABLES 32. 貿易及其他應收款項

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Trade receivables	應收貿易款項	729,983	653,637
Less: accumulated allowances	減：累計減值	(73,313)	(61,854)
		656,670	591,783
Other receivables	其他應收款項	49,006	170,121
Reclassified as held for sale	列為可持作出售	(645,946)	–
		59,730	761,904

32. TRADE AND OTHER RECEIVABLES *(Continued)*

32. 貿易及其他應收款項（續）

The Group allows an average credit period of one to two months to its trade customers. The following is an aged analysis of trade receivable net of impairment losses at the respective balance sheet date:

本集團向其貿易客戶平均提供一至兩個月不等之信貸期。於各結算日，應收貿易款項減減值虧損之賬齡分析如下：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Not yet due	未到期	573,862	548,407
Overdue within one month	逾期少於一個月	66,333	25,996
Overdue between one and two months	逾期一至兩個月	2,266	4,561
Overdue more than two months	逾期超過兩個月	14,209	12,819
		656,670	591,783

The fair value of the Group's trade receivables at respective balance sheet date was approximate to the corresponding carrying amount.

本集團於各結算日應收貿易款項之公平價值與相應賬面值相若。

33. INVESTMENTS HELD FOR TRADING/CONVERSION OPTION EMBEDDED IN CONVERTIBLE NOTES

33. 持作買賣投資／可兑換票據之內存兑換權

Investments held for trading as at 31 March 2006 include:

於二零零六年三月三十一日，持作買賣之投資包括：

		2006 *HK$'000* 二零零六年 千港元
Listed securities:	上市證券：	
– Equity securities listed in Hong Kong	一於香港上市之股本證券	397,989
– Equity securities listed elsewhere	一於其他地方上市之股本證券	24,008
		421,997

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

33. INVESTMENTS HELD FOR TRADING/CONVERSION OPTION EMBEDDED IN CONVERTIBLE NOTES *(Continued)*

33. 持作買賣之投資（續）

The fair values of investments held for trading are determined based on the quoted market bid price available on the relevant exchanges.

該等投資之公平價值乃根據有關證券交易所提供之所報市場競爭價釐訂。

		2006 *HK$'000* 二零零六年 千港元
Unlisted conversion options embedded in convertible notes	非上市可兑換票據之內存兑換權	231,509

Conversion options embedded in convertible notes represented the conversion option element of the three convertible notes subscribed by the Group for the year ended 31 March 2006. The fair values of the unlisted convertible notes are determined by the directors of the Company with reference to the valuation performed by RHL *(see Note 27)*.

該金額指本集團於截至二零零六年三月三十一日止年度所認購之三份可兑換票據中內存兑換權之部份。非上市可兑換票據之公平價值乃本公司董事參照獨立估值師行永利行進行之估值釐定（附註27）。

34. MARGIN LOAN RECEIVABLES/PAYABLES AND BILLS PAYABLES

34. 應收孖展貸款／應付款項及應付票據

The fair values of the Group's margin loan receivables, margin loan payables and bills payable at respective balance sheet date approximate to the corresponding carrying amounts.

本集團應收孖展貸款、應付孖展貸款及應付票據之公平價值與相應賬面值相若。

Margin loan receivables and payables are generated from brokers' business, aged less than one month and bears interest ranging from prime rate plus 3.5% per annum to prime rate plus 5% per annum (2005: prime rate plus 3.5% per annum to prime rate plus 5% per annum).

應收孖展貸款及應付孖展貸款乃自經營業務產生，賬齡少於一個月而附有之年息介乎最優惠利率加3.5%至加5.0%之間（二零零五：年息為最優惠利率加3.5%至加5.0%之間）。

35. PLEDGED BANK DEPOSIT

35. 已抵押銀行存款

The amount represents deposit pledged to bank to secure short-term banking facilities granted to the Group and are therefore classified as current assets.

該金額指已抵押予銀行之存款，以作為授予本集團之短期銀行信貸之擔保，故分類為流動資產。

The deposit carries variable interest ranges from 3.5% to 4.6%. The pledged bank deposit will be released upon the settlement of relevant bank borrowings. The fair values of bank deposit at respective balance sheet dates approximate to the corresponding carrying amounts.

該筆存款按介乎3.5厘至4.6厘不等之利率計息。已抵押銀行存款將於清償有關銀行借貸後予以解除。於各結算日之銀行存款之公平價值與相應賬面值相若。

36. TRADE AND OTHER PAYABLES

Included within trade and other payables is a trade creditor balance of HK$71,535,000 and HK$564,154,000 at 31 March 2006 and 2005, respectively.

During the year, trade creditor balance of HK$405,439,000 was reclassified as liabilities directly associated with assets held for sale.

The following is an aged analysis of trade creditors at respective balance sheet date:

36. 貿易及其他應付款項

於二零零六年及二零零五年三月三十一日之貿易及其他應付款項包括貿易債務結餘分別為71,535,000港元及564,154,000港元。

於本年度，405,439,000港元之貿易債務結餘已被重新歸類為可供銷售資產之直接相關負債。

於各結算日，應付貿易款項之賬齡分析如下：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Not yet due	未到期	380,210	417,919
Overdue within one month	逾期少於一個月	75,260	74,518
Overdue between one and two months	逾期一至兩個月	11,467	27,951
Overdue more than two months	逾期超過兩個月	10,037	43,766
		476,974	564,154

The fair value of the Group's trade and other payables at respective balance sheet date approximates to the corresponding carrying amount.

本公司於各結算日貿易及其他應付款項之公平價值與相應賬面值相若。

37. BORROWINGS

37. 借款

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Borrowings comprise:	借款包括：		
Bank loans	銀行貸款	125,275	82,010
Other loans	其他貸款	562,047	161,341
		687,322	243,351
Analyzed as:	分析：		
Secured	有抵押	314,373	38,531
Unsecured	無抵押	372,949	204,820
		687,322	243,351

37. BORROWINGS *(Continued)* 37. 借款（續）

The above amounts bear interest at prevailing market rates and are repayable as follows:

上述款項須按現行市場利率計算利息，且須於以下年期償還：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Within one year or on demand	一年內或於要求時	591,629	85,881
Between one and two years	一至兩年內	5,073	149,751
Between two and five years	兩至五年內	23,732	1,407
Over five years	超過五年	66,888	6,312
		687,322	243,351
Amounts due within one year and shown under current liabilities	列入流動負債項下於一年內到期之款項	(591,629)	(85,881)
Amounts due after one year	一年後到期之款項	95,693	157,470

The exposure of the Group's fixed-rate borrowings and the contractual maturity dates are as follows:

本集團所遭受之定息借款風險及合約到期日如下：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Fixed-rate borrowings due within one year	一年內到期之定息借款	200,000	–

The ranges of effective interest rates (which are equal to contractual interest rates) on the Group's borrowings are as follows:

本集團借款之實際利率（相等於合約利率）範圍如下：

		2006 二零零六年	2005 二零零五年
Effective interest rate:	實際利率：		
Fixed-rate borrowings	定息借款	18%	N/A 不適用
Variable-rate borrowings	浮息借款	5.03% to 10%	2.3% to 7.3%

37. BORROWINGS *(Continued)*

37. 借款（續）

The Group's borrowings that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

本集團以有關集團實體功能貨幣以外貨幣計價之借款載列如下：

		US$ $'000 美元 千元	NTD $'000 新台幣 千元
As at 31 March 2006	於二零零六年三月三十一日	–	32,540
As at 31 March 2005	於二零零五年三月三十一日	258	34,148

Bank overdrafts are repayable on demand. The bank loans carry interest at prevailing market rate ranging from 5.25% to 8.0% and are secured by the Group's bank deposits and investment in securities.

銀行透支乃按要求時償還。銀行貸款的利率為當時的市場利率，介乎5.25%至8.0%之間，並以本集團之銀行存款及證券投資作抵押。

The fair value of the Group's borrowings at respective balance sheet date approximates to the corresponding carrying amount.

於各個結算日，本集團借款之公平價值與相應賬面值相若。

38. OBLIGATIONS UNDER FINANCE LEASES

38. 融資租約承擔

The Group has leased certain of its fixtures and equipment under finance leases. The average lease term is two years. The average effective borrowing rate was 6.92% for the years ended at 31 March 2005. Interest rates are fixed at the contract date. All leases are on a fixed repayment basis and no arrangements have been entered into for contingent rental payments.

本集團已根據融資租約租賃其若干裝置及設備，平均租期為2年。截至二零零五年三月三十一日止年度，平均有效借貸利率分別為6.92%。利率乃於合約日期確定。所有租約均採用固定還款期還款，及並無就或然租賃款項簽訂任何安排。

The Group's obligations under finance leases are secured by the lessors' charge over the leased assets.

本集團之融資租約承擔乃以出租人之出租資產作為抵押。

Financial lease obligations that are denominated in currencies other than the functional currencies of the relevant group entities are set out below:

本集團以有關集團實體功能貨幣以外貨幣計值之融資租約承擔載列如下：

		US$ $'000 美元 千元
As at 31 March 2005	於二零零五年三月三十一日	59

The fair value of the above Group's finance lease obligations approximates to their carrying amount.

本集團上述融資租約承擔之公平價值與其賬面值相若。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

39. AMOUNT DUE TO A MINORITY SHAREHOLDER

The amount was unsecured, interest free and repaid during the year ended 31 March 2006. It was derecognized upon disposal of the subsidiary *(Note 43)*.

39. 應付一個少數股東款項

該款項為無抵押、免息並於截至二零零六年三月三十一日止年度內償還。該金額會在出售附屬公司後不予確認(附註43)。

40. DEFERRED TAX

The followings are the major deferred tax liabilities (assets) recognized and movements thereon during the year:

40. 遞延税項

於本年度之已確認主要遞延税項負債(資產)及其變動如下:

		Revaluation of investment property 投資資產重估 HK$'000 千港元	Accelerated tax depreciation 加速税項折舊 HK$'000 千港元	Tax losses 税項虧損 HK$'000 千港元	Others* 其他* HK$'000 千港元	Total 總額 HK$'000 千港元
At 1 April 2004	於二零零四年四月一日	–	744	(20,468)	(15,620)	(35,344)
Currency realignment	外幣調整	–	(85)	(17)	(19)	(121)
Charge (credit) to the consolidated income statement for the year *(Note 15)*	年內於綜合收益表中扣除(計入)(附註15)	–	833	19,994	(3,666)	17,161
Realized on disposal of a subsidiary	出售一間附屬公司時變現	–	(459)	459	–	–
At 31 March 2005	於二零零五年三月三十一日	–	1,033	(32)	(19,305)	(18,304)
Currency realignment	外幣調整	–	21	–	(41)	(20)
Charge (credit) to the consolidated income statement for the year *(Note 15)*	年內於綜合收益表中扣除(計入)(附註15)	–	789	–	(21,708)	(20,919)
Arising on acquisition of subsidiaries	收購附屬公司時產生	6,298	–	(300)	–	5,998
Reclassified as held for sale	重新分類為持作出售	–	(1,697)	–	41,267	39,570
At 31 March 2006	於二零零六年三月三十一日	6,298	146	(332)	213	6,325

* The amount is mainly attributable to the movements of temporary differences arising from the carrying amounts and tax bases of major balance sheet items such as receivables, inventories and accruals of a subsidiary in the USA.

* 遞延税項進賬主要歸因於美國一間附屬公司之資產負債表之主要項目(如應收款項、存貨及應計費用)之賬面值與税基之暫時差異之變動。

40. DEFERRED TAX *(Continued)*

40. 遞延税項（續）

For the purposes of balance sheet presentation, certain deferred tax assets and liabilities have been offset. The following is the analysis of the deferred tax balances for financial reporting purposes:

就資產負債表之呈列而言，若干遞延税項資產及負債已予對銷。以下為作財務申報用途之遞延税項結餘分析：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Deferred tax assets	遞延税項資產	–	(18,418)
Deferred tax liabilities	遞延税項負債	6,325	114
		6,325	(18,304)

The Group has unused tax losses of HK$374,839,000 and HK$387,410,000 at 31 March 2006 and 2005 respectively available for offset against future profits. A deferred tax asset has been recognized in respect of HK$1,897,000 and HK$185,000 at 31 March 2006 and 2005 respectively of such losses. No deferred tax has been recognized in respect of the remaining HK$372,942,000 and HK$387,225,000 at 31 March 2006 and 2005 respectively due to the unpredictability of future profit streams. The losses can be carried forward indefinitely.

於二零零六年及二零零五年三月三十一日，本集團可用於對銷未來溢利之未動用税項虧損分別為374,839,000港元及387,410,000港元。於二零零六年及二零零五年三月三十一日，該虧損中分別1,897,000港元及185,000港元已確認為遞延税項資產。於二零零六年及二零零五年三月三十一日，由於未能預測未來溢利來源，故未有就其餘虧損372,942,000港元及387,225,000港元分別確認遞延税項。該等虧損可無限期結轉。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

41. SHARE CAPITAL 41. 股本

		Number of shares 股份數目	Value HK$'000 價值 千港元
Authorized:	法定股本：		
At 31 March 2005 and 31 March 2006 (Ordinary shares of HK$0.01 each)	於二零零五年三月三十一日及二零零六年三月三十一日（每股面值0.01港元之普通股）	20,000,000,000	200,000
Issued and fully paid:	已發行及繳足股本：		
At 1 April 2004 (Ordinary shares of HK$0.01 each)	於二零零四年四月一日（每股面值0.01港元之普通股）	186,553,202	1,866
Issue upon scrip dividend *(note a)*	以股代息發行（附註a）	75,210	–
Issue of new shares *(note b)*	發行新股份（附註b）	37,000,000	370
At 31 March 2005 (Ordinary shares of HK$0.01 each)	於二零零五年三月三十一日（每股面值0.01港元之普通股）	223,628,412	2,236
Issue upon scrip dividend *(note c)*	以股代息發行（附註c）	3,624,990	36
Exercise of share options *(note d)*	行使購股權（附註d）	10,000,000	100
At 31 March 2006 (Ordinary shares of HK$0.01 each)	於二零零六年三月三十一日（每股面值0.01港元之普通股）	237,253,402	2,372

Notes:

(a) On 21 October 2004, 75,210 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$2.745 per share. The shares issued during the year rank pari passu with the existing shares in all respects.

(b) On 23 November 2004, arrangements were made for a private placement to independent private investors of 37,000,000 shares of HK$0.01 each in the Company held by ITC Corporation Limited, a substantial shareholder of the Company, in cash at a price of HK$3.22 per share representing a discount of approximately 8% to the closing price of HK$3.50 per share as quoted on the Stock Exchange on 22 November 2004.

Pursuant to a subscription agreement of the same date, ITC Corporation Limited subscribed for 37,000,000 new shares of HK$0.01 each in the Company at a price of HK$3.22 per share. The proceeds were used to provide additional working capital for the Company. These new shares were issued under the general mandate granted to the directors at the annual general meeting of the Company held on 31 August 2004 and ranked pari passu with other shares in issue in all respects.

附註：

(a) 於二零零四年十月二十一日，本公司透過以股代息按每股2.745港元之價格發行75,210股每股面值0.01港元之股份。於年內發行之股份與現有之股份於各方面享有同等權益。

(b) 於二零零四年十一月二十三日，簽訂私人配售安排，向獨立私人投資者私人配售由德祥企業集團有限公司（本公司主要股東）持有之本公司37,000,000股每股面值0.01港元之股份以獲取現金。配售價為每股3.22港元，較股份於二零零四年十一月二十二日在聯交所所報之收市價每股3.50港元折讓約8%。

根據於同日訂立之認購協議，德祥企業集團有限公司以每股3.22港元之價格，向本公司認購37,000,000股每股面值0.01港元之新股份。所得款項已撥作本公司之額外營運資金。該等新股份乃依據本公司於二零零四年八月三十一日舉行之股東週年大會上授予董事之一般授權發行，並在各方面與其他已發行股份享有同等權益。

41. SHARE CAPITAL *(Continued)*

(c) On 21 October 2005, 2,515,285 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$3.367 per share.

On 3 March 2006, 1,109,705 shares in the Company of HK$0.01 each were issued as scrip dividend at HK$3.735 per share.

(d) During the year ended 31 March 2006, 10,000,000 shares in the Company of HK$0.01 were issued upon exercise of 10,000,000 share options at subscription price of HK$3.415 per share, the shares issued during the year rank pari passu with the existing shares in all respects.

42. ACQUISITION OF SUBSIDIARIES

On 8 March 2005, the Group acquired 100% of the issued capital of Createsuccess for a consideration of approximately HK$3,351,000.

On 28 March 2006, the Group acquired 100% of the issued share capital of Rapid Growth for a consideration of approximately HK$39,048,000.

The acquisitions have been accounted for by the acquisition method of accounting. The amount of goodwill arising as a result of the acquisitions was HK$6,621,000.

41. 股本（續）

(c) 於二零零五年十月二十一日，本公司透過以股代息按每股3.367港元之價格發行2,515,285股每股面值0.01港元之股份。

於二零零六年三月三十一日，本公司透過以股代息按每股3.735港元之價格發行1,109,705股每股面值0.01港元之股份。

(d) 截至二零零六年三月三十一日止年度，本公司以每股3.415港元之認購價行使10,000,000股購股權後發行10,000,000股每股面值0.01港元之股份，該等年內已發行之股份在所有方面均與現有股份享有同等權益。

42. 收購附屬公司

於二零零五年三月八日，本集團收購Createsuccess全部已發行股本，代價約3,351,000港元。

於二零零六年三月二十八日，本集團收購Rapid Growth全部已發行股本，代價約39,048,000港元。

該收購事項已採用收購會計法入賬。該收購事項所產生之商譽金額為6,621,000港元。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

42. ACQUISITION OF SUBSIDIARIES *(Continued)* 42. 收購附屬公司（續）

		Carrying amount and Fair value 賬面值及公平值 2006 *HK$'000* 二零零六年 千港元
NET ASSETS ACQUIRED	收購資產之淨額	
Investment properties	投資物業	133,000
Trade and other payables	貿易及其他應付款項	(711)
Trade and other receivables	貿易及其他應收款項	3,436
Bank balances and cash	銀行結存及現金	10
Bank borrowings	銀行借款	(93,000)
Tax payables	應付稅項	(399)
Deferred tax liabilities	遞延稅項負債	(5,998)
		36,338
Minority interests	少數股東權益	(560)
		35,778
Goodwill	商譽	6,621
Total consideration	總代價	42,399
SATISFIED BY:	支付方式：	
Cash	現金	42,399
Net cash outflow arising on acquisition:	收購事項所產生之現金流出淨額：	
Cash consideration paid	已付現金代價	(42,399)
Cash and cash equivalents acquired	收購之現金及現金等值項目	10
		(42,389)

The goodwill arising on the acquisition of Createsuccess and Rapid Growth is attributable to the anticipated profitability.

商譽主要產生自收購Createsuccess及Rapid Growth Limited，並認為因合併會帶來預期的盈利能力。

The subsidiaries acquired during the year did not contribute significantly to the turnover and the result of the Group. The cash flow contributed or utilized by the subsidiaries acquired during the year was not significant.

於年度收購之附屬公司並無對本集團營業額及業績帶來重大貢獻。已收購附屬公司於年內所貢獻或動用的現金流量並不明顯。

43. DISPOSAL OF SUBSIDIARIES

43. 出售附屬公司

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Property, plant and equipment	物業、機器及設備	64	1,483
Interest in an associate	一間聯營公司之權益	–	5,244
Trade and other receivables	貿易及其他應收款項	1,289	53
Amounts due from group companies	應收集團公司之款項	1	26,758
Bank balances and cash	銀行結存及現金	181	92
Trade and other payables	貿易及其他應付款項	(3,672)	(1,832)
Amounts due to group companies	應付集團公司之款項	(14)	(27,187)
Amount due to an associate	應付聯營公司之款項	–	(146)
Tax payable	應付稅項	(359)	–
Amount due to a minority shareholder	應付一名少數股東之款項	(2,514)	–
		(5,024)	4,465
Minority interests	少數股東權益	280	–
Net assets disposed of	已出售淨資產	(4,744)	4,465
Currency translation reserve realized	已變現貨幣兌換儲備	569	7,842
Other reserves realized	其他已變現儲備	–	(7,810)
Attributable capital reserve	應佔資本儲備	–	(556)
		(4,175)	3,941
Gain on disposal of subsidiaries	出售附屬公司之收益	7,175	3,504
		3,000	7,445
SATISFIED BY:	支付方式：		
Cash	現金	3,000	7,445
Net cash inflow arising from disposal of subsidiaries:	出售附屬公司產生之現金流入淨額：		
Cash consideration	現金代價	3,000	7,445
Bank balances and cash disposed of	出售之銀行結存及現金	(181)	(92)
		2,819	7,353

The subsidiaries disposed of during the year did not contribute significantly to the turnover and the results of the Group. The cash flow contributed or utilized by the subsidiaries disposed of during the year was not significant.

年內所出售之附屬公司對本集團之營業額及業績並無作出重大貢獻。年內所出售之附屬公司所貢獻或動用之現金流量並不重大。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

44. MAJOR NON-CASH TRANSACTIONS

During the year ended 31 March 2005, the major non-cash transactions were as follows:

(a) The Group restructured certain of its other payables of HK$15,000,000 satisfied by the same amount of other receivables under a deed of assignment entered into between the Group and the relevant parties.

(b) The repayment of a short-term loan receivable of HK$2,057,000 was satisfied by the same amount of investment in securities.

(c) The Group had disposed of an investment in securities for a consideration of HK$6,000,000 which was satisfied by cash of HK$1,500,000 and by setting off through an amount due from an associate of the Group for the remaining balance of HK$4,500,000.

During the year ended 31 March 2006, the major non-cash transactions were as follows:

(a) The acquisition of investment held for trading of HK$31,360,000 was satisfied by short-term loan receivable and other receivable of HK$25,590,000 and HK$5,770,000 respectively.

(b) Other receivables of HK$121,563,000 was transferred to short-term loan receivable and short-term loan receivable from a related company of HK$118,800,000 and HK$2,763,000 due to the change of the terms of the outstanding amounts.

44. 主要非現金交易

於截至二零零五年三月三十一日止年度，本集團進行之主要非現金交易如下：

(a) 根據本集團與有關人士訂立之轉讓契約，本集團重組其若干其他應付款項15,000,000港元，該等款項以相同金額之其他應收款項支付。

(b) 償還應收短期貸款2,057,000港元之款項乃以證券投資之相同金額支付。

(c) 本集團以代價6,000,000港元出售證券投資，有關代價乃以現金1,500,000港元支付，並以應收本集團一間聯營公司之款項抵銷其餘4,500,000港元餘款。

於截至二零零六年三月三十一日止年度，本集團進行之主要非現金交易如下：

(a) 收購持作買賣投資31,360,000港元分別以應收短期貸款及其他應收款項25,590,000港元及5,770,000港元支付。

(b) 由於更改未償還金額的條款，故其他應收款項121,563,000港元已轉成為應收短期貸款118,800,000港元及來自一間關連公司應收短期貸款2,763,000港元。

45. CONTINGENT LIABILITIES

The Group is involved in two patent infringement lawsuits in the USA. The damages claim arising from the lawsuits range from approximately US$285,000 (equivalent to HK$2,213,000) to US$855,000 (equivalent to HK$6,639,000) for the years ended 31 March 2006 and 2005. As the outcome of the lawsuits is not certain, the Group has made a provision of US$302,000 (equivalent to HK$ 2,345,000) and US$302,000 (equivalent to HK$2,345,000) for these cases at 31 March 2006 and 2005 respectively to cover the possible damages as estimated by the Directors of the Company.

The Group has no other contingent liabilities as at 31 March 2006.

The following contingent liabilities arise from interests in associates:

45. 或然負債

本集團於美國涉及兩項侵犯專利權訴訟，於截至二零零六年及二零零五年三月三十一日止年度，因訴訟而產生之賠償金額介乎約285,000美元（相等於2,213,000港元）至855,000美元（相等於6,639,000港元）。由於訴訟結果未明，本集團已於二零零六年及二零零五年三月三十一日分別就該等訴訟計提撥備302,000美元（相等於2,345,000港元）及302,000美元（相等於2,345,000美元）以應付董事估計之可能賠償額。

本集團於二零零六年三月三十一日並無任何其他或然負債。

以下或然負債乃來自聯營公司之權益：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Share of contingent liabilities of associates arising from:	聯營公司應佔或然負債來自：		
Guarantees given to banks in respect of bank facilities utilized by:	就下列各方動用銀行信貸而給予銀行擔保：		
investees	所投資企業	2,348	4,551
third parties	第三方	175	175
Other guarantees issued to:	已發出其他擔保予：		
investees	所投資企業	9,037	9,037
		11,560	13,763

The above amounts represented share of contingent liabilities from interests in associates which was based on the published information of those associates as at 31 December 2005 and 2004.

上述款項指聯營公司權益應佔之或然負債，該或然負債乃根據該等聯營公司已於二零零五年及二零零四年十二月三十一日公佈之資料計算。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

46. OPERATING LEASE COMMITMENTS

46. 營運租約承諾

The Group as lessee

本集團作為承租人

		2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Minimum lease payments paid under operating leases during the year:	年內，根據營運租約而支付之最低租金：		
Land and buildings	土地及樓宇	28,943	30,585
Property, plant and equipment	物業、機器及設備	20,275	23,267
		49,218	53,852

At the respective balance sheet dates, the Group had commitments for future minimum lease payments under non-cancellable operating leases which fall due as follows:

於各結算日，本集團尚有根據不可撤銷之營運租約之承諾，該等未來最低租金之到期日如下：

		As at 31 March 2006 於二零零六年三月三十一日		As at 31 March 2005 於二零零五年三月三十一日	
		Land and buildings HK$'000 土地及樓宇 千港元	Property, plant and equipment HK$'000 物業、機器及設備 千港元	Land and buildings HK$'000 土地及樓宇 千港元	Property, plant and equipment HK$'000 物業、機器及設備 千港元
Within one year	一年內	7,549	556	23,008	23,121
In the second to fifth year inclusive	第二至第五年（首尾兩年包括在內）	24,235	1,599	75,368	19,521
Over five years	五年以上	30,294	–	46,519	–
		62,078	2,155	144,895	42,642

Leases are negotiated for a range of one to ten years and rentals are fixed over the terms of the leases.

商議之租約年期由一年至十年不等，而租金在租約期內固定。

46. OPERATING LEASE COMMITMENTS *(Continued)*

46. 營運租約承諾（續）

The Group as lessor

本集團作為出租人

		2006 HK$'000 二零零六年 千港元	2005 HK$'000 二零零五年 千港元
Rental income earned under operating leases during the year:	年內，根據營運租約賺取之租金收入：		
Property	土地及樓宇	6,456	7,426
Plant and equipment	物業、機器及設備	20,248	20,246
		26,704	27,672

At the respective balance sheet dates, the Group had contracted with tenants for the following future minimum lease income which full due as follows:

於各結算日，本集團已與租戶訂立以下未來最低租金付款，該等未來最低租金付款之到期日如下：

		As at 31 March 2006 於二零零六年三月三十一日		As at 31 March 2005 於二零零五年三月三十一日	
		Property HK$'000 土地及樓宇 千港元	Plant and equipment HK$'000 物業、機器及設備 千港元	Property HK$'000 土地及樓宇 千港元	Plant and equipment HK$'000 物業、機器及設備 千港元
Within one year	一年內	4,308	–	–	26,738
In the second to fifth year inclusive	第二至第五年（首尾兩年包括在內）	19,392	–	–	39,594
Over five years	五年以上	15,066	–	–	14,426
		38,766	–	–	80,758

The Group has committed tenants with lease term for a range of one to eight years.

本公司已向租戶承諾，租期由一至八年不等。

47. SHARE OPTION SCHEMES

The Company's share option scheme was adopted on 21 August 2001 (the "2001 Share Option Scheme") for the primary purpose of providing incentives to the employees of the Group. Under the 2001 Share Option Scheme, the board of directors of the Company may grant options to eligible employees including the directors (but excluding independent non-executive directors) of the Company and the directors of any of the subsidiaries of the Company to subscribe for shares in the Company.

Pursuant to a resolution passed at a special general meeting of the Company on 17 March 2003, the Company has terminated the 2001 Share Option Scheme and adopted a new share option scheme (the "2003 Share Option Scheme"). Under the 2003 Share Option Scheme, the board of directors of the Company may grant options to directors and employees of the Group and any advisors, consultants, distributors, contractors, suppliers, agents, customers, business partners, joint venture business partners, promoters and service providers of any members of the Group who the board of directors considers have contributed or will contribute or can contribute to the Group. The purpose of the 2003 Share Option Scheme is to provide participants with the opportunity to acquire proprietary interests in the Group and to encourage participants to work towards enhancing the value of the Group and its shares for the benefits of the Group and its shareholders as a whole.

Subject to the condition that the total number of shares which may be issued upon the exercise of all outstanding options granted and to be exercised under the 2003 Share Option Scheme and any other schemes of the Company must not exceed 30% of the shares of the Company in issue from time to time, the total number of shares in respect of which options may be granted under the 2003 Share Option Scheme, when aggregated with any shares subject to any other schemes, is not permitted to exceed 10% of the shares of the Company in issue on the date of approval and adoption of the 2003 Share Option Scheme.

Under the 2003 Share Option Scheme, the options which may be granted to any individual in any one year are not permitted to exceed 1% of the shares of the Company in issue, without prior approval from the Company's shareholders. Options granted to substantial shareholders or independent non-executive directors in excess of 0.1% of the Company's share capital or with a value in excess of HK$5 million must be approved in advance by the Company's shareholders.

47. 購股權計劃

本公司於二零零一年八月二十一日採納其購股權計劃(「二零零一年購股權計劃」),旨在鼓勵本集團之僱員。根據二零零一年購股權計劃,本公司董事會可向本公司合資格僱員,包括董事(但不包括獨立非執行董事)及本公司任何附屬公司董事授出購股權,以認購本公司股份。

根據本公司於二零零三年三月十七日舉行之股東特別大會上通過之決議案,本公司已終止二零零一年購股權計劃並採納一項新購股權計劃(「二零零三年購股權計劃」)。根據二零零三年購股權計劃,本公司董事會可向本集團董事及僱員,以及董事會認為曾經或將會或能夠對本集團作出貢獻之本集團任何諮詢人、顧問、分銷商、承判商、供應商、代理人、客戶、業務夥伴、合營企業業務夥伴、發起人及服務供應商授出購股權。二零零三年購股權計劃旨在向參與者提供購入本集團專屬權益之機會,並鼓勵參與者致力以本集團及其股東之整體利益為依歸,提升本集團及其股份之價值。

根據二零零三年購股權計劃及本公司任何其他計劃授出及將予行使全部尚未行使之購股權獲行使時可能發行之股份總數,須不得超過本公司不時已發行股份之30%。在該條件之規限下,根據二零零三年購股權計劃可授出之購股權所涉及之股份總數,在加上根據任何其他計劃授出之購股權所涉及之任何股份數目後,不得超過於通過及採納二零零三年購股權計劃該日本公司已發行股份之10%。

根據二零零三年購股權計劃,若未經本公司股東事先批准,於任何一年內可授予任何個人之購股權不得超過本公司已發行股份之1%。向主要股東或獨立非執行董事授出之購股權如超過本公司股本之0.1%,或其價值超過5,000,000港元,須獲得本公司股東之事先批准。

47. SHARE OPTION SCHEMES *(Continued)*

The number of shares in respect of which options had been granted and remained outstanding under the 2003 and 2001 Share Option Schemes was 9,000,000 and 21,800,000 representing 3.79% and 9.75% of the shares of the Company in issue at 31 March 2006 and 2005, respectively.

Options granted must be taken up within 28 days from the date of grant, upon payment of HK$1 per grant. Options may be exercised at any time from the date on which the option is accepted to the tenth anniversary of the date of grant. The exercise price is determined by the directors of the Company, and will not be less than the higher of the closing price of the Company shares on the date of grant or the average closing price of the shares for the five business days immediately preceding the date of grant or the nominal value of the share of the Company.

The following tables disclose details of the Company's share options held by employees (including directors) of the Company and movements in such holdings during the year:

2003 Share Option Scheme

During the year ended 31 March 2005, the movements of the share options are as follows:

47. 購股權計劃（續）

根據二零零三年及二零零一年購股權計劃已授出及尚未行使之購股權所涉及之股份數目為9,000,000股及21,800,000股，分別佔本公司於二零零六年及二零零五年三月三十一日之已發行股份3.79%及9.75%。

有關人士須自授出日期起28日內，支付每份購股權1港元之代價後接納購股權。購股權可自接納日期起，至授出日期起計十年內隨時行使。行使價由本公司董事釐定，惟不得低於下列三者中之最高者：本公司股份於授出日期之收市價；股份於緊接授出日期前五個營業日之平均收市價；或本公司股份面值。

下表披露年內本公司僱員（包括董事）持有之本公司購股權及其變動詳情：

二零零三年購股權計劃

截至二零零五年三月三十一日止年度，購股權之變動詳情如下：

Date of grant 授出日期	Exercisable period 行使期	Exercise price per share 每股行使價 *HK$* 港元	Number of share options outstanding at 31.3.2005 於二零零五年三月三十一日尚未行使之購股權數目
Directors 董事			
23.2.2004 二零零四年二月二十三日	23.2.2004 to 22.2.2006 二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000
Employees 僱員			
23.2.2004 二零零四年二月二十三日	23.2.2004 to 22.2.2006 二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000
			12,800,000

No options were granted to or exercised by the directors or employees of the Group, during the year ended 31 March 2005.

截至二零零五年三月三十一日止年度，概無向本集團董事或僱員授出購股權或本集團董事或僱員亦概無行使購股權。

For the year ended 31 March 2006 截至二零零六年三月三十一日止年度

47. SHARE OPTION SCHEMES *(Continued)*

47. 購股權計劃（續）

2003 Share Option Scheme *(Continued)*

二零零三年購股權計劃（續）

During the year ended 31 March 2006, the movements of the share options are as follows:

截至二零零六年三月三十一日止年度，購股權之變動詳情如下：

Date of grant 授出日期	Exercisable period 行使期	Exercise period HK$ 行使價 港元	Number of share options 購股權數目: Outstanding at 1.4.2005 於二零零五年四月一日尚未行使	Exercised during the year 年內行使	Transfer during the year *(Note)* 年內轉撥（附註）	Lapsed during the year 年內註銷	Outstanding at 31.3.2006 於二零零六年三月三十一日尚未行使
Directors 董事							
23.2.2004 二零零四年二月二十三日	23.2.2004 to 22.2.2006 二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000	(4,800,000)	(1,600,000)	-	-
Employees 僱員							
23.2.2004 二零零四年二月二十三日	23.2.2004 to 22.2.2006 二零零四年二月二十三日至二零零六年二月二十二日	3.415	6,400,000	(5,200,000)	1,600,000	(2,800,000)	-
			12,800,000	(10,000,000)	-	(2,800,000)	-

Note:

A director retired on 1 September 2005 and accordingly the option entitled by that director was transferred to the category under "Employees".

附註：

一名董事已於二零零五年九月一日退任，故該董事有權享有之購股權已被轉撥至「僱員」類別。

2001 Share Option Scheme

二零零一年購股權計劃

During the year ended 31 March 2005, the movements of the share options are as follows:

截至二零零五年三月三十一日止年度，購股權之變動詳情如下：

Date of grant 授出日期	Exercisable period 行使期	Exercise price per share HK$ 每股行使價 港元	Number of share options outstanding at 31.3.2005 於二零零五年三月三十一日尚未行使之購股權數目
Directors 董事			
31.8.2001 二零零一年八月三十一日	31.8.2001 to 30.8.2006 二零零一年八月三十一日至二零零六年八月三十日	2.9888	9,000,000

No options were granted to or exercised by the directors or employees during the year ended 31 March 2005.

截至二零零五年三月三十一日止年度概無董事或僱員獲授出行使購股權。

47. SHARE OPTION SCHEMES *(Continued)*

2001 Share Option Scheme *(Continued)*

During the year ended 31 March 2006, the movements of the share options are as follows:

47. 購股權計劃(續)

二零零一年購股權計劃(續)

截至二零零六年三月三十一日止年度,購股權之變動詳情如下:

			Number of share options 購股權數目		
Date of grant 授出日期	Exercisable period 行使期	Exercise period *HK$* 行使價 港元	Outstanding at 1.4.2005 於二零零五年四月一日尚未行使	Transfer *(Note)* 轉撥 (附註)	Outstanding at 31.3.2006 於二零零六年三月三十一日尚未行使
Directors 董事					
31.8.2001 二零零一年八月三十一日	31.8.2001 to 30.8.2006 二零零一年八月三十一日至二零零六年八月三十日	2.9888	9,000,000	(1,750,000)	7,250,000
Employees 僱員					
31.8.2001 二零零一年八月三十一日	31.8.2001 to 30.8.2006 二零零一年八月三十一日至二零零六年八月三十日	2.9888	–	1,750,000	1,750,000
			9,000,000	–	9,000,000

Note:

A director retired on 1 September 2005 and accordingly the option entitled by that director was transferred to the category under "Employees".

附註:

一名董事已於二零零五年九月一日退任,故該董事有權享有之購股權已被轉撥至「僱員」類別。

48. RETIREMENT BENEFITS SCHEMES

The Group operates a Mandatory Provident Fund ("MPF") scheme for qualifying employees of the Company and its subsidiaries in Hong Kong. The assets of the MPF scheme are held separately from those of the Group, in funds under the control of trustees. The Group contributes 5% of certain payroll costs to the scheme, which contribution is matched by employees.

The Group also operates various retirement benefit schemes for qualifying employees of its overseas subsidiaries, including subsidiaries in the United Kingdom, the USA and Singapore. The assets of the retirement benefit schemes are held separately from those of the Group, in funds under control of trustees. The Group contributes 4% to 10% of the relevant payroll costs to the schemes, which contribution is matched by employees.

The Group's employees who are employed by subsidiaries in the PRC are members of the state-managed retirement benefit scheme operated by the PRC government. These subsidiaries are required to contribute a certain percentage of their payroll to the retirement benefit scheme to fund the benefits. The only obligation of the Group with respect to the retirement benefit scheme is to make the specified contributions.

48. 退休福利計劃

本集團為本公司及其位於香港之附屬公司之合資格僱員推行強制性公積金(「強積金」)計劃。強積金計劃之資產乃獨立於本集團,以信託人控制之基金形式持有。本集團就若干工資成本之5%向該計劃供款,與僱員之供款額相同。

本集團亦為其海外附屬公司(包括位於英國、美國及新加坡之附屬公司)之合資格僱員推行各種退休福利計劃。退休福利計劃之資產乃獨立於本集團,以信託人控制之基金形式持有。本集團就有關工資成本之4%至10%向該等計劃供款,與僱員之供款額相同。

受僱於中國之附屬公司之本集團僱員為中國政府所推行之國家管理退休計劃成員。該等附屬公司須將工資若干百份比作為該退休福利計劃之供款,為福利提供資金。本集團對該退休福利計劃之承擔僅為作出特定之供款。

49. PLEDGE OF ASSETS

At the respective balance sheet dates, the following assets were pledged by the Group to secure banking and other financing facilities:

49. 資產抵押

於各結算日,本集團及本公司將下列資產作為銀行及其他融資信貸之抵押:

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Trade receivables	貿易應收款項	–	105,494
Listed securities of associates	聯營公司之上市證券	270,558	88,467
Inventories	存貨	–	–
Land and buildings	土地及樓宇	12,648	13,378
Investment properties	投資物業	133,000	–
Investments in securities	證券投資	–	12,816
Available-for-sale investments	可供出售之投資	505,294	–
Investments held for trading	持作交易買賣之投資	231,069	–
Bank deposits	銀行存款	19,966	20,014
		1,172,535	240.169
Classified as held for sale	分類為持作出售	257,368	–
		1,429,903	240,169

50. TRANSACTIONS AND BALANCES WITH RELATED PARTIES

50. 與有關連人士進行交易及所存之結餘

During the year, the Group had significant transactions with the following related parties, together with balances with them at the respective balance sheet date, details of which are as follows:

本集團於年內與下列有關連人士進行之重大交易之詳情連同於各結算日在該等人士所存之結餘如下：

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* 二零零五年 千港元
Substantial shareholder and its associates:	主要股東及其聯繫人士：		
Loan receivables of the Group at end of the year *(note a)*	於年終時本集團之應收貸款（附註a）	159,559	224,233
Loan payable of the Group at end of the year *(note a)*	於年終時本集團之應付貸款（附註a）	352,046	149,333
Loans advanced by (repaid to) the Group during the year *(note a)*	年內由本集團墊支（償還予本集團）之貸款（附註a）	(64,674)	56,868
Interest received and receivable by the Group *(note a)*	本集團已收及應收之利息（附註a）	25,105	12,066
Interest paid and payable by the Group *(note a)*	本集團繳訖及應付之利息（附註a）	27,446	10,490
Disposal of a subsidiary	出售一間附屬公司	–	238
Loans advanced to the Group during the year *(note a)*	年內墊支予本集團之貸款（附註a）	202,713	–
Parking fee income	停車費收入	–	68
Rent paid and payable by the Group	本集團繳訖及應付之租金	2,451	1,298
Associates:	聯營公司：		
Rental paid and payable by the Group	本集團繳訖及應付之租金	871	1,353
Interest received and receivable by the Group *(note a)*	本集團已收及應收之利息（附註a）	117	94
Management fee income	管理費收入	3,493	3,608
Sales of finished goods	銷售製成品	142	–
Rent received and receivable by the Group	本集團已收及應收之租金	216	232

Details of balances with associates at the respective balance sheet date are set out in Note 24.

於各結算日在聯營公司之結餘詳情載於附註24。

Notes:

a. The loans advanced to/by and the balances due by/to the Group are unsecured, bear interest at prevailing market rates and repayable in accordance with the respective loan agreements, if any.

附註：

(a) 向／由本集團墊支之貸款及本集團應付／應收之款項均為無抵押，按當時市場利率計息及根據其各自貸款協議（若有）所述年期償還。

50. TRANSACTIONS AND BALANCES WITH RELATED PARTIES *(Continued)*

In addition, certain banking and other facilities of the Group were secured by personal guarantee from a director of the Company, to the extent of HK$404,280,000 and HK$6,681,000 at 31 March 2006 and 2005, respectively.

Save as disclosed above, there were no other significant transactions with related parties during the year or no significant balances with them at the respective balance sheet date.

51. SUBSEQUENT EVENTS

(a) On 19 January 2006, MII entered into the Disposal Agreement with Imation. Details of this disposal are set out in Note 16, the Company's announcement dated 26 January 2006 and the Company's circular dated 10 April 2006. This disposal was completed on 28 April 2006.

(b) On 22 April 2006, the Company, Success Securities Limited and See Corporation Limited ("SCL") entered into an underwriting agreement in relation to the rights issue of SCL. Pursuant to which, the Company agreed to subscribe untaken rights shares up to its commitment of 329,037,330 rights shares at a subscription price of HK$0.014 per rights share. On the same date, the Company executed an undertaking to SCL that it would take up its entitlement under the rights issue of SCL in full. On 30 June 2006, the Company subscribed 1,991,487,330 rights shares of SCL at HK$0.014 per rights shares.

Details of the transaction are set out in the Company's circular dated 17 May 2006.

(c) On 27 April 2006, the Group entered into a subscription agreement with Macau Prime Properties Holdings Limited (formerly known as Cheung Tai Hong Holdings Limited) ("MPP"), a public limited company with its shares listed on the Stock Exchange, to subscribe for the 1% convertible note of MPP with a principal amount of HK$270 million for a total cash consideration of HK$270 million.

The subscription was completed on 15 June 2006. Details of the subscription are set out in the Company's announcement dated 28 April 2006 and the Company's circular dated 26 May 2006.

50. 與有關連人士進行交易及所存之結餘（續）

此外，於二零零六年及二零零五年三月三十一日，由本公司一名董事之個人擔保作抵押之本集團若干銀行及其他融資分別達404,280,000港元及6,681,000港元。

除上文所披露者外，本集團於年內並無與有關連人士進行任何重大交易或於各結算日時與該等人士存有重大結餘。

51. 結算日後事項

(a) 於二零零六年一月十九日，MII與Imation訂立出售協議。出售事項之詳情載於附註16，本公司日期為二零零六年一月二十六日之公佈及本公司日期為二零零六年四月十日之通函內。出售事項已於二零零六年四月二十八日完成。

(b) 於二零零六年四月二十二日，本公司、實德證券有限公司及漢傳媒集團有限公司（「漢傳媒」）訂立一項包銷協議，內容有關漢傳媒之供股。據此，本公司已同意按每股供股股份之認購價0.014港元最多認購其承諾之329,037,330股供股股份。於同日，本公司已向漢傳媒承諾，其將悉數認購漢傳媒供股項下之配額。於二零零六年六月三十日，本公司以每股供股股份之認購價0.014港元認購漢傳媒1,991,487,330股供股股份。

該項交易之詳情載於本公司日期為二零零六年五月十七日之通函內。

(c) 於二零零六年四月二十七日，本集團與澳門祥泰地產集團有限公司（前稱祥泰行集團有限公司）（「澳門祥泰地產」）（一間股份於聯交所上市之公眾有限公司）訂立一項認購協議，以認購澳門祥泰地產本金額270,000,000港元之1%可兑換票據，總現金代價為270,000,000港元。

認購事項已於二零零六年六月十五日完成。有關認購事項之詳情載於本公司日期為二零零六年四月二十八日之公佈及本公司日期為二零零六年五月二十六日之通函內。

51. SUBSEQUENT EVENTS *(Continued)*

(d) On 24 May 2006, the CSHL Disposal was completed following the completion of the CSHL Reorganization. Details of the CSHL Disposal and CSHL Reorganization are set out in Note 24.

On the same date, Somerley Limited, financial advisor to the Group, made a voluntary offer, on behalf of the Group, to acquire all the remaining interest in GDI other than those already owned by the Group (the "GDI Acquisition"). The GDI Acquisition was approved by the shareholders of the Company on 7 October 2005.

The transaction was completed on 16 June 2006. The assets and liabilities of GDI as at 16 June 2006 are not presented as the financial information of GDI as at 16 June 2006 is not available. Details of the CSHL Disposal and the GDI Acquisition are set out in the Company's circular dated 26 May 2006 and in the Company's announcement dated 16 June 2006.

(e) On 27 June 2006, the Group entered into five subscription agreements with each of five subscribers (the "Subscription Agreements"), four of them are fund subscribers who are funds managed by global asset management firms, with the remaining subscriber being ITC Corporation Limited ("ITC"), a public limited company with its shares are listed on the Stock Exchange. Pursuant to the Subscription Agreements, the fund subscribers and ITC have in aggregate conditionally agreed to subscribe by cash for the US$150 million 1% convertible exchange notes with principal amount of US$75 million each (the "Hanny Notes") (the "ITC Subscription").

ITC, through its indirect wholly-owned subsidiaries, is the substantial shareholder of the Group holding approximately 23.3% of the total issued share capital of the Company as at the date of the Subscription Agreements, and therefore ITC is a connected person of the Company pursuant to the Listing Rules. Accordingly, the issue of the Hanny Notes to ITC under the Subscription Agreement with ITC constitutes a connected transaction of the Company under the Listing Rules.

51. 結算日後事項（續）

(d) 於二零零六年五月二十四日，於完成中策重組後完成中策出售事項。中策出售事項及中策重組之詳情載於附註24。

於同日，本集團之財務顧問新百利有限公司代表本集團提出自願收購建議，以收購群龍之所有餘下權益（而非該等已由本集團擁有之權益）（「群龍收購事項」）。群龍收購事項已於二零零五年十月七日經本公司股東批准通過。

該項交易已於二零零六年六月十六日完成。由於未能提供群龍於二零零六年六月十六日之財務資料，故群龍於二零零六年六月十六日之資產及負債並無呈報。中策出售事項及群龍收購事項之詳情載於本集團日期為二零零六年五月二十六日之通函及本公司日期為二零零六年六月十六日之公佈內。

(e) 於二零零六年六月二十七日，本集團與五位認購人訂立五份認購協議（「認購協議」），其中四位為由環球資產管理公司管理之基金認購人，其餘下一位認購人則為德祥企業集團有限公司（「德祥」）（其股份於聯交所上市之公眾有限公司）。根據認購協議，基金認購人及德祥分別已有條件地同意以現金合共認購本金額為75,000,000美元之150,000,000美元1%可兑換可交換票據（「錦興票據」）（「德祥認購事項」）。

德祥（透過其間接全資附屬公司）為本集團之主要股東，於認購協議日期持有本公司已發行股本總額約23.3%，因此，根據上市規則，德祥為本公司之關連人士。故此，根據上市規則，本公司根據與德祥訂立之認購協議向德祥發行錦興票據構成本公司之關連交易。

51. SUBSEQUENT EVENTS *(Continued)*

(e) *(Continued)*

Under the Subscription Agreement, the Group is required as soon as practicable after the signing of the Subscription Agreements to enter into a contract with China Enterprises Limited ("CEL"), to subscribe the 1% convertible note of CEL with principal amount of US$100 million with the proceeds from the issue of the Hanny Notes (the "CEL Subscription").

CEL is a public limited company with its common shares traded on the OTC (over-the-counter) Bulletin Board in the United States and is an indirectly owned subsidiary of the Group as at the date of this report.

Details of the ITC Subscription and CEL Subscription are set out in the Company's announcement dated 6 July 2006.

(f) On 28 June 2006, the Group entered into a subscription agreement with Mei Ah Entertainment Group Limited ("Mei Ah"), a company with its shares listed on the Stock Exchange, to subscribe the 4% convertible note of Mei Ah with a principal amount of HK$50 million for total cash consideration of HK$50 million.

Details of the subscription are set out in the Company's announcement dated 29 June 2006 and the Company's circular dated 21 July 2006.

(g) On 10 July 2006, the Group entered into a subscription agreement with Golden Harvest Entertainment (Holdings) Limited ("GH"), a company with its shares listed on the Stock Exchange, to subscribe the 4% convertible note of GH with a principal amount of HK$50 million for total cash consideration of HK$50 million.

Details of the subscription are set out in the Company's announcement dated 11 July 2006.

51. 結算日後事項（續）

(e) （續）

根據認購協議，本集團須在簽訂認購協議後在實際可行情況下盡快與China Enterprises Limited（「CEL」）訂立一份合約，以發行錦興票據之所得款項認購本金額為100,000,000美元之CEL可兑換票據（「CEL認購事項」）。

CEL為一間公眾有限公司，其普通股於美國場外交易議價板買賣，及於本報告日期為本集團間接擁有之附屬公司。

德祥認購事項及CEL認購事項之詳情載於本公司日期為二零零六年七月六日之公佈內。

(f) 於二零零六年六月二十八日，本集團與美亞娛樂資訊集團有限公司（「美亞」）（一間股份於聯交所上市之公司）訂立一項認購協議，以認購美亞本金額為50,000,000港元之4%可兑換票據，總現金代價為50,000,000港元。

有關認購事項之詳情載於本公司日期為二零零六年六月二十九日之公佈及本公司日期為二零零六年七月二十一日之通函內。

(g) 於二零零六年七月十日，本集團與嘉禾娛樂事業（集團）有限公司（一間股份於聯交所上市之公司）訂立認購協議，以認購嘉禾本金額為50,000,000港元之4%可兑換票據，總現金代價為50,000,000港元。

認購事項之詳情載於本公司日期為二零零六年七月十一日之公佈內。

52. BALANCE SHEET OF THE COMPANY

52. 本公司資產負債表

		2006 *HK$'000* 二零零六年 千港元	2005 *HK$'000* (Restated) 二零零五年 千港元 (經重列)
Non-current Assets	非流動資產		
Investment in subsidiaries	附屬公司權益	118,373	118,373
Amounts due from subsidiaries	應收附屬公司款項	–	1,864,365
Available-for-sale investments	可供出售之投資	136,926	–
Club debentures	會所債券	1,070	1,704
		256,369	1,984,442
Current Assets	流動資產		
Other receivables	其他應收款項	264	265
Amounts due from subsidiaries	應收附屬公司款項	2,204,919	–
Investments held for trading	持作買賣之投資	28,401	–
Investments in securities	證券投資	–	816
Bank balances and cash	銀行結存及現金	242	646
		2,233,826	1,727
Current Liabilities	流動負債		
Other payables	其他應付款項	27,590	32,193
Amounts due to a subsidiary	應付附屬公司款項	127,130	–
Borrowings – due within one year	借款－一年內到期	552,046	–
		706,766	32,193
Net Current Assets (Liabilities)	流動資產(負債)淨額	1,527,060	(30,466)
Total assets less current liabilities	總資產減流動負債	1,783,429	1,953,976
Non-current Liabilities	非流動負債		
Borrowing – due after one year	借款－一年後到期	–	149,333
		–	149,333
		1,783,429	1,804,643
Capital and Reserves	資產及負債總額		
Share capital	股本	2,372	2,236
Reserves	儲備	1,781,057	1,802,407
		1,783,429	1,804,643

53. PARTICULARS OF PRINCIPAL SUBSIDIARIES
53. 主要附屬公司之詳情

Details of the Company's principal subsidiaries at 31 March 2006 are as follows:

本公司各主要附屬公司於二零零六年三月三十一日之詳情如下：

Name of subsidiary 附屬公司名稱	Place and date of incorporation/ registration 註冊成立／登記地點及日期	Issued and fully paid share capital/ registered capital 已發行及繳足股本／實繳資本	Proportion of share capital/ registered capital held by the Company 本公司持有股本／註冊資本百分比 Directly 直接	Indirectly 間接	Equity interest held by the Group 本集團所持有之股本權益	Principal activities 主要業務
Hanny Magnetics (B.V.I.) Limited	British Virgin Islands ("B.V.I.") 22 May 1990	HK$40,000,000 ordinary shares HK$8,000,000 preference shares	100%	–	100%	Investment holding
Hanny Magnetics (B.V.I.) Limited	英屬處女群島（「英屬處女群島」）一九九零年五月二十二日	40,000,000港元普通股 8,000,000港元優先股	100%	–	100%	投資控股
Hanny Magnetics Limited	Hong Kong 27 April 1971	HK$1,100,000,200 ordinary share HK$6,000,000 5% non-voting deferred shares *(note a)*	–	100%	100%	Investment holding and trading and marketing of computer media products and related peripherals and accessories
錦興磁訊有限公司	香港 一九七一年四月二十七日	1,100,000,200港元普通股 6,000,000港元 5%無投票權遞延股份（附註a）	–	100%	100%	投資控股及買賣及推銷電腦媒體產品及有關週邊產品及配件
Hanny Magnetics (Zhuhai) Limited *(note b)*	People's Republic of China (the "PRC") 14 March 1988	US$45,740,000	–	100%	100%	Manufacturing of magnetic media products
威望（珠海）磁訊有限公司（附註b）	中華人民共和國（「中國」）一九八八年三月十四日	45,740,000美元	–	100%	100%	生產磁訊媒體產品
Memorex Canada Ltd.	Canada 9 January 1990	CAD2	–	68.68%	45.2%	Distribution of computer media products and audio and video products
Memorex Canada Ltd.	加拿大 一九九零年一月九日	2加元	–	68.68%	45.2%	分銷電腦媒體產品及影音產品

53. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(Continued)*　　53. 主要附屬公司之詳情（續）

Name of subsidiary 附屬公司名稱	Place and date of incorporation/ registration 註冊成立／登記地點及日期	Issued and fully paid share capital/ registered capital 已發行及繳足股本／實繳資本	Proportion of share capital/ registered capital held by the Company 本公司持有股本／註冊資本百分比 Directly 直接	Indirectly 間接	Equity interest held by the Group 本集團所持有之股本權益	Principal activities 主要業務
Memorex Holdings Limited	Bermuda 3 November 2003	US$100,000	–	65%	65%	Investment holding
Memorex Holdings Limited	百慕達 二零零三年十一月三日	100,000美元	–	65%	65%	投資控股
MII	B.V.I. 20 February 1997	US$1,000,000	–	68.68%	45.2%	Investment holding and holding of trademark licenses
MII	英屬處女群島 一九九七年二月二十日	1,000,000美元	–	68.68%	45.2%	投資控股及持有商標許可證
Memorex Products Europe Limited	United Kingdom 6 October 1999	GBP2	–	68.68%	45.2%	Trading and distribution of computer media products and audio and video products
Memorex Products Europe Limited	英國 一九九九年十月六日	2英鎊	–	68.68%	45.2%	買賣及分銷電腦媒體產品及影音產品
Memorex Products, Inc.	USA 18 November 1993	US$79,001,000	–	68.68%	45.2%	Trading and distribution of computer media products and audio and video products
Memorex Products, Inc.	美國 一九九三年十一月十八日	79,001,000美元	–	68.68%	45.2%	買賣及分銷電腦媒體產品及影音產品
Rich Life Holdings Pte Ltd.	Singapore 19 March 2002	S$2	–	100%	100%	Investment holding
Rich Life Holdings Pte Ltd.	新加坡 二零零二年三月十九日	2新加坡元	–	100%	100%	投資控股

53. PARTICULARS OF PRINCIPAL SUBSIDIARIES *(Continued)*

53. 主要附屬公司之詳情（續）

Name of subsidiary 附屬公司名稱	Place and date of incorporation/ registration 註冊成立／登記地點及日期	Issued and fully paid share capital/ registered capital 已發行及繳足股本／實繳資本	Proportion of share capital/ registered capital held by the Company 本公司持有股本／註冊資本百分比 Directly 直接	 Indirectly 間接	Equity interest held by the Group 本集團所持有之股本權益	Principal activities 主要業務
Ultimate Strategy Limited	B.V.I. 28 August 2003	US$1	–	100%	100%	Investment holding
Ultimate Strategy Limited	英屬處女群島 二零零三年八月二十八日	1美元	–	100%	100%	投資控股
Well Orient Limited	Hong Kong 21 August 2000	HK$2	–	100%	100%	Investment holding
威倫有限公司	香港 二零零零年八月二十一日	2港元	–	100%	100%	投資控股
Zhuhai Hanny Property Investment Limited	B.V.I. 5 December 2002	US$1	–	100%	100%	Inactive
珠海錦興產業園投資有限公司	英屬處女群島 二零零二年十二月五日	1美元	–	100%	100%	已暫停營業

Notes:

(a) The holders of the 5% non-voting deferred shares are not entitled to receive notice of or to attend or vote at any general meetings of the Company. The non-voting deferred shares practically carry no rights to dividends or to participate in any distribution on winding up.

(b) The Company is registered in the form of wholly-owned foreign investment enterprise.

The above table lists out the subsidiaries of the Group which, in the opinion of the directors, principally affected the results of the Group for the year or formed a substantial portion of the net assets of the Group at the end of the year. To give details of other subsidiaries would, in the opinion of the directors, result in particular of excessive length.

附註：

a. 5%無投票權遞延股份之持有人無權收取該公司任何股東大會之通告或出席大會或於會上投票。無投票權遞延股份實際上並無附有任何權利獲派股息或在清盤時獲得任何分派。

b. 該公司以外資全資企業形式登記。

上表列載之本集團附屬公司，乃董事認為主要影響本集團年內之業績或構成本集團年終資產淨值重大部份之公司。董事認為，詳載其他附屬公司會導致篇幅過於冗長。

A summary of the consolidated results and of the assets and liabilities of the Group for each of the five years ended 31 March 2006 is set out below:

本集團於截至二零零六年三月三十一日止五個年度各年綜合業績及資產與負債之概要載於下文：

(a) Results

(a) 業績

		Year ended 31 March 截至三月三十一日止年度				
		2002 HK$'000 (note 1 & 2) 二零零二年 千港元 (附註1及2)	2003 HK$'000 (note 2) 二零零三年 千港元 (附註2)	2004 HK$'000 (note 2) 二零零四年 千港元 (附註2)	2005 HK$'000 (note 2) 二零零五年 千港元 (附註2)	2006 HK$'000 二零零六年 千港元
Turnover	營業額	4,373,909	4,162,804	5,025,930	257,656	316,638
(Loss) profit before income tax	除所得稅前(虧損)溢利	(99,769)	(574,444)	135,245	(248,508)	(144,092)
Income tax expense	所得稅支出	2,686	32,200	25,469	4,282	4,331
(Loss) profit for the year from continuing operations	本年度來自持續業務之(虧損)溢利	(102,455)	(606,644)	109,776	(252,790)	(148,423)
Profit for the year from discontinued operations	本年度來自非持續業務之溢利	–	–	–	152,552	52,419
(Loss) profit for the year	本年度(虧損)溢利	(102,455)	(606,644)	109,776	(100,238)	(96,004)
Attributable to:	應佔：					
Equity holders of the Company	本公司之股本持有人	(77,730)	(648,620)	13,300	(161,862)	8,915
Minority interests	少數股東權益	(24,725)	41,976	96,476	61,624	(104,919)
		(102,455)	(606,644)	109,776	(100,238)	(96,004)

(b) Assets and liabilities

(b) 資產及負債

		At 31 March 於三月三十一日				
		2002 HK$'000 (note 1 & 2) 二零零二年 千港元 (附註1及2)	2003 HK$'000 (note 2) 二零零三年 千港元 (附註2)	2004 HK$'000 (note 2) 二零零四年 千港元 (附註2)	2005 HK$'000 (note 2) 二零零五年 千港元 (附註2)	2006 HK$'000 二零零六年 千港元
Total assets	總資產	3,905,063	3,267,731	3,943,236	3,656,553	**4,193,180**
Total liabilities	總負債	(1,443,284)	(1,363,566)	(1,664,898)	(1,400,562)	**(1,973,857)**
		2,461,779	1,904,165	2,278,338	2,255,991	**2,219,323**
Equity attributable to equity holders of the Company	本公司之股本持有人應佔股東權益	2,247,168	1,729,567	1,873,181	1,806,374	**1,868,889**
Minority interests	少股東權益	214,611	174,598	405,157	449,617	**350,434**
		2,461,779	1,904,165	2,278,338	2,255,991	**2,219,323**

Notes:

1. The summary of the results, assets and liabilities of the Group for the years ended 31 March 2002 have not been restated upon the adoption of Statement of Standard Accounting Practice 12 (Revised) "Income Taxes" as the directors of the Company are of the opinion that the restatement would involve cost not in proportion to the benefit of the Group.

2. The amounts have been restated as a result of application of new and revised Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants.

附註：

1. 於採納會計實物準則第12號（經修定「所得稅」後）本集團截至二零零二年三月三十一日止年度之業績、資產及負債之概要未獲重列，由於本公司董事認為，有關重列所涉及成本可能不會按比例計入本集團之利益。

2. 因採納由香港會計師公會頒布之新訂及經修訂香港財務報告準則，有關款項已獲重列。

HANNY

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